MDS INC.

- AND -

BOREALIS INFRASTRUCTURE MANAGEMENT INC.

ASSET PURCHASE AGREEMENT

Dated this 4th day of October, 2006

Prepared by:

Fasken Martineau DuMoulin LLP
Toronto, Ontario

ARTICLE 1 INTERPRETATION
1.1Definitions
1.2Interpretation
1.3Entire Agreement
1.4Amendment
1.5Waiver of Rights
1.6Schedules
1.7Applicable Law
1.8Currency
1.9Performance on Holidays
1.10Calculation of Time
1.11Severability
1.12No Third Party Beneficiaries

ARTICLE 2PURCHASE AND SALE OF PURCHASED ASSETS
2.1Purchase and Sale of Purchased Assets
2.2Excluded Assets
2.3Non-Assignable Contracts
2.4Place of Closing
2.5Closing Time

ARTICLE 3CONSIDERATION FOR PURCHASED ASSETS
3.1Purchase Price; Holdback Amount
3.2Post-Closing Audit
3.3Determination of Value of Inventory, Accounts Receivable
3.4Working Capital Adjustment
3.5General Adjustments
3.6Long-Term Liability and Other Adjustments
3.7Interest
3.8Allocation of Purchase Price
3.9Payment of Purchase Price
3.10Transfer Taxes and Tax Elections
3.11Excluded Liabilities

ARTICLE 4REPRESENTATIONS AND WARRANTIES
4.1Representations and Warranties of MDS
4.2Representations and Warranties of Buyer
4.3Commission
4.4Qualification of Representations and Warranties
4.5Survival of Representations and Warranties of MDS
4.6Survival of Representations and Warranties of Buyer
4.7Knowledge of MDS
4.8No Breach

ARTICLE 5OTHER COVENANTS OF THE PARTIES
5.1Conduct Prior to Closing
5.2Regulatory Consents
5.3Bulk Sales
5.4Buyer’s Covenants
5.5Benefit Plans
5.6Limited Trade Mark Licence
5.7Migration Agreement
5.8Non-Competition Agreement
5.9Support Services Agreement
5.10Shared Contracts
5.11Designated Buyer Affiliates
5.12Confidentiality
5.13Transaction Structure
5.14Replacement Material Contracts

ARTICLE 6CONDITIONS PRECEDENT
6.1Buyer’s Conditions
6.2Conditions of MDS
6.3Waiver
6.4Failure to Satisfy Conditions

ARTICLE 7POST-CLOSING PROVISIONS
7.1Insurance and Risk of Loss
7.2Litigation
7.3Post-Closing Access
7.4Excluded Asset Adjustment
7.5Tax Matters
7.6Privacy Notification
7.7Other Confidentiality Agreements
7.8Post-Closing Reimbursements
7.9No MDS Guarantees on Lease Renewals
7.10Post-Closing Conveyance of Migrating Assets
7.11Survival of Covenants
7.12U.S. Non-Competition and Non-Solicitation Agreements

ARTICLE 8INDEMNIFICATION
8.1Definitions
8.2Indemnification by MDS
8.3Indemnification by Buyer
8.4Agency for Representatives
8.5Notice of the Defence of Third Party Claims
8.6Assistance for Third Party Claims
8.7Settlement of Third Party Claims
8.8Direct Claims
8.9Failure to Give Timely Notice
8.10Limitation
8.11Reductions and Subrogation
8.12Exclusive Remedy
8.13Duty to Mitigate
8.14General Limitations
8.15Adjustment to the Purchase Price

ARTICLE 9ARBITRATION
9.1Arbitration
9.2Laws of Ontario
9.3Arbitration Act

ARTICLE 10GENERAL
10.1Expenses
10.2Time
10.3Notices
10.4Assignment, Successors
10.5Further Assurances
10.6Public Announcements
10.7Counterparts
10.8Facsimile Execution
10.9No Partnership
10.10Survival

SCHEDULE 2.5    TRANSACTION STRUCTURE AND CLOSING SEQUENCE

SCHEDULE 3.1    HOLDBACK AMOUNT

SCHEDULE 3.8    PURCHASE PRICE ALLOCATION

SCHEDULE 5.6    FORM OF LIMITED TRADE MARK LICENCE

SCHEDULE 5.7    FORM OF CBS LICENSE AGREEMENT

SCHEDULE 5.8    FORM OF NON-COMPETITION AGREEMENT

SCHEDULE 5.9    SUPPORT SERVICES AGREEMENT TERM SHEET

SCHEDULE 5.12   FORM OF MDS CONFIDENTIALITY AGREEMENT

SCHEDULE 6.1.5(B)    CLOSING CONDITIONS IN FAVOUR OF BUYER

SCHEDULE 6.2.4(B)    CLOSING CONDITIONS IN FAVOUR OF MDS

SCHEDULE 9.3    RULES OF PROCEDURE FOR ARBITRATION

ASSET PURCHASE AGREEMENT

This agreement is made this 4th day of October, 2006

B E T W E E N:

MDS INC.,

a corporation incorporated under the laws of Canada

(“MDS”)

- and -

BOREALIS INFRASTRUCTURE MANAGEMENT INC.,

a corporation incorporated under the laws of Canada

(“Buyer”)

RECITALS:

1.
MDS has agreed to sell and to cause the Sellers to sell to Buyer the diagnostics services business in Canada carried out by MDS, the Operators and the BC Operators. The parties have agreed to enter into separate purchase agreements in respect of the Diagnostics Business and the BC Diagnostics Business.

2.
Contemporaneously with and conditional upon the execution of this Agreement by the Parties, MDS, Mether Properties Limited Partnership and Buyer shall execute and deliver a purchase agreement with respect to the BC Diagnostics Business (the “BC Purchase Agreement”) and MDS, Dr. Donald B. Rix and Rix Clinical Laboratories Ltd. shall execute and deliver a purchase agreement with respect to certain assets owned by Rix and Rixco (as such terms are defined below) in the BC Diagnostics Business on the terms and subject to the conditions set forth in such agreement.

3.
Pursuant to this Agreement, MDS has agreed to sell and to cause the Sellers to sell to Buyer the Purchased Assets owned by them and the Replacement Contracts and the Migrating Assets to be acquired by them as provided herein and in the Migration Agreement and the Buyer has agreed to purchase the Purchased Assets, the Replacement Contracts and the Migrating Assets and assume the Assumed Liabilities on the terms and subject to the conditions set forth in this Agreement.

4.
The boards of directors of MDS and Buyer have each approved the execution and delivery of this Agreement, the performance of their respective obligations hereunder and the transactions contemplated by this Agreement.

5.	Certain of the Purchased Assets, the Replacement Contracts and Migrating Assets may be acquired by Designated Buyer Affiliates pursuant to the terms of this Agreement.

IN CONSIDERATION of the premises and the respective agreements in this Agreement, and of other consideration (the receipt and sufficiency of which are acknowledged by each Party), the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement including the Recitals,

“Accounts Receivable” means, with respect to any Person at a given time, all accounts receivable of the Person as at that time;

“Accrual Adjustment Date” has the meaning set forth in Subsection 3.6(b);

“Affiliate” means, with respect to any Person,

(i)	any other Person who directly or indirectly controls, is controlled by, or is under direct or indirect common control with, such Person; or

(ii)	any other Person that directly or indirectly owns all of the participating equity of such Person or for which all of the participating equity is directly or indirectly owned by such Person; and

a Person shall be deemed to “control” a Person if such Person possesses directly or indirectly the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise, and “controlled” shall have a similar meaning;

“Agreement” means this asset purchase agreement and all attached schedules, in each case as supplemented, amended, restated or replaced from time to time;

“Applicable Law” means any domestic or foreign statute, law (including the common law), ordinance, rule, regulation, or Order, or the terms of any consent, exemption, approval or Licence of any Governmental Authority, that applies in whole or in part to MDS, Buyer, a Designated Buyer Affiliate, an Operator, the Diagnostics Business or the way the Diagnostics Business is carried on or to any of the Purchased Assets;

“Assignment and Assumption Agreement” has the meaning set forth in Subsection 6.1.8(d);

“Assumed Liabilities” means, subject to Section 2.2, the Quebec Liabilities, the Ontario Liabilities and any Liabilities associated with the Migrating Assets;

“Assumed Long-Term Liabilities” means the Liabilities of the Diagnostics Business reflected on the Closing Balance Sheet other than those included in Working Capital;

“AutoLabs Assets” means all assets owned, leased or otherwise held by MDS and its Affiliates exclusively in respect of the operation of the AutoLabs Business;

“AutoLabs Business” means the business carried on by MDS and its Affiliates relating to the hardware system and related software known as APX (AutoLab Process eXpert) that provides specimen management, storage, results and instrument interfacing capabilities at testing locations, consisting of the licensing, maintenance and support of such system;

“AutoLabs Contracts” has the meaning set forth in Schedule 5.9;

“AutoLabs Liabilities” means all Liabilities of MDS and its Affiliates relating exclusively to the AutoLabs Business;

“BC Closing” has the meaning attributed thereto in the BC Purchase Agreement;

“BC Diagnostics Business” means the specimen collection and diagnostic services businesses carried on directly by MDS, in British Columbia, and the BC Operators consisting of the provision of clinical laboratory testing for physicians, hospitals, non-hospital health care institutions, employers or insurance companies, management of hospital laboratories and other support services for clinical diagnostics but excluding, for avoidance of doubt, the businesses carried on by any Person in which MDS does not directly or indirectly have a greater than 50% interest;

“BC Documents” means the BC Purchase Agreement, the Regional Purchase Agreements (as defined in and entered into pursuant to the BC Purchase Agreement), and any document delivered contemporaneously with the execution of the BC Purchase Agreement by the Parties or prior to or at the BC Closing as contemplated by or pursuant to the BC Purchase Agreement;

“BC Operators” means Metro LP, Metro-McNair Clinical Laboratories Ltd., Mether LP, Mether Management Ltd., Mether Properties Ltd., Metropolitan Laboratories of Victoria Ltd., Prince George Medical Laboratory Partnership, Dawson Creek Medical Laboratory and Stirrat Laboratories Ltd.;

“BC Purchase Agreement” has the meaning set forth in the recitals to this Agreement;

“BC Purchased Assets” means the “Purchased Assets” as that term is defined in the BC Purchase Agreement;

“Benefit Plans” means all bonus, deferred compensation, incentive compensation, share purchase, share appreciation, phantom share, restricted stock unit, deferred stock unit, share option, severance or termination pay, hospitalization or other medical benefits, life or other insurance, dental, disability, salary continuation, vacation, supplemental unemployment benefits, profit-sharing, mortgage assistance, legal benefits, change of control, retention, employee loan, employee assistance, pension, retirement or supplemental retirement plan or agreement (including any defined benefit or defined contribution Pension Plan and any group registered retirement savings plan), and each other employee benefit plan or agreement sponsored, maintained or contributed to or required to be contributed to by MDS or one or more Operators for the benefit of any Employees or former employees, officers or directors of the Diagnostics Business or their dependants or beneficiaries, whether written or unwritten, formal or informal, funded or unfunded, insured or uninsured, registered or unregistered and whether or not subject to any Applicable Law except that the term “Benefit Plans” shall not include any statutory plans with which MDS or an Operator is required to comply, including the Canada/Quebec Pension Plan and plans administered pursuant to applicable provincial health Tax, workers’ compensation and workers’ safety and employment insurance legislation;

“Books and Records” means all books, records, books of account, sales and purchase records, lists of suppliers and customers, credit and pricing information, formulae, business, engineering and consulting reports, research and development information, plans and projections, personnel records, operating guides, test data, health records, manuals, records, reports and information or documents of the Diagnostics Business maintained by or on behalf of MDS or an Operator pursuant to, or to demonstrate compliance with, Applicable Law and all other documents, files, records, correspondence, and all other data and information, financial or otherwise, of the Diagnostics Business held by or on behalf of MDS or an Operator including all service level reports, metrics and performance data (including raw data) relating to the provision of all services to the Diagnostics Business (whether by MDS or third parties) and all data and information stored electronically or on computer-related media (or in any other form or format);

“Building” means a plant, warehouse, building, structure, erection, improvement, appurtenance or fixture (including fixed machinery and fixed equipment) situate on or forming part of the Land and includes without limitation all heating, ventilating, air conditioning, plumbing, sprinkler, life safety, electrical, mechanical, drainage, elevating and security systems and infrastructure incorporated in or situate on the Building, together with all floor coverings and window coverings incorporated within such Building;

“Business Day” means a day other than a Saturday or Sunday, on which Canadian chartered banks are open for the transaction of domestic business in the City of Toronto;

“Buyer’s Benefit Plans” has the meaning set forth in Subsection 5.5(b);

“Buyer’s Pension Plans” has the meaning set forth in Subsection 5.5(a);

“Buyer Purchase Structure” has the meaning set forth in Section 5.13(a);

“CBS IP” means the technology, information, materials, data, components and elements proprietary to MDS that form a part of or are included in the Oracle based common back office system solution known internally by MDS as “CBS”;

“CBS License Agreement” has the meaning set forth in Section 5.7;

“Closing” means the completion of the sale to, and the purchase by, Buyer of the Purchased Assets, the Replacement Contracts and the Migrating Assets, the assumption of the Assumed Liabilities by Buyer and the completion of all other transactions contemplated by this Agreement that are to occur contemporaneously with or prior to the purchase and sale of the Purchased Assets, the Replacement Contracts and the Migrating Assets and the assumption of the Assumed Liabilities;

“Closing Balance Sheet” means an audited combined balance sheet of the MDS Diagnostics Division as at the Closing Time as prepared in accordance with Section 3.2;

“Closing Cash Amount” means the portion of the Purchase Price paid to Sellers by wire transfer at the Closing as described in Subsection 3.1(a);

“Closing Date” means (i) the later of: (A) November 29, 2006, and (B) if any of the conditions set forth in Section 6.1 or 6.2 is not satisfied or waived on any date, the second Business Day following the date the last of such conditions is satisfied or waived; or (ii) such later date as the Parties may agree in writing as the date the Closing shall take place;

“Closing Documents” means the Regional Purchase Agreement, Migration Agreement, Limited Trade Mark Licence, Non-Competition Agreement, CBS License Agreement, Support Services Agreement, MDS Confidentiality Agreement and, if required, the International Boulevard Licenses and the Post-Closing Services Agreement, and any document delivered contemporaneously with the execution of this Agreement by the Parties or prior to or at the Closing Time as contemplated by or pursuant to this Agreement but excluding, for greater certainty, the BC Documents;

“Closing Regional Balance Sheet” means an unaudited supplementary schedule to the Closing Balance Sheet consisting of a balance sheet of the MDS Diagnostics Division in Ontario and Quebec and the head office of the MDS Diagnostics Division as at the Closing Date;

“Closing Time” means 2:00 p.m. (Toronto time) on the Closing Date, or such other time on that date as the Parties agree in writing that the Closing shall take place;

“Commissioner” means the Commissioner of Competition under the Competition Act or any person duly authorized to exercise the powers of the Commissioner of Competition;

“Competition Act” means the Competition Act (Canada);

“Competition Act Clearance” means either of the following:

(a)	the issuance of an advance ruling certificate by the Commissioner under section 102(1) of the Competition Act, which advance ruling certificate remains in force at the Closing; or

(b)
the applicable waiting period, if any, under section 123 of the Competition Act shall have expired or been earlier terminated or waived and the Commissioner shall have issued a No-Action Letter, in form and substance satisfactory to the Buyer, acting reasonably, to the effect that the Commissioner is satisfied that the Commissioner would not have sufficient grounds upon which to apply to the Competition Tribunal for an order under section 92 of the Competition Act with respect to the transactions contemplated herein, which letter remains in force at the Closing;

“Competition Tribunal” means the Competition Tribunal established under the Competition Tribunal Act (Canada);

“Confidentiality Agreement” has the meaning set forth in Section 1.3;

“Consent Exclusion” has the meaning set forth in Subsection 2.2(b);

“Contracts” means the contracts, agreements, licence agreements and other legally binding instruments entered into by a Person or to which a Person is bound or entitled including restrictive agreements and negative covenant agreements, the full benefit of all unfilled supplier purchase orders, quotations, tenders for contracts which remain open for acceptance, and entitlements and engagements, to which such Person is entitled including any deposits made in connection therewith, and forward commitments of any Person for supplies or materials, in all cases, whether written or oral;

“Corporate Operator” has the meaning set forth in Subsection 4.1.1(a);

“Designated Buyer Affiliate” has the meaning set forth in Section 5.11;

“Diagnostics Business” means the specimen collection and diagnostic services businesses carried on in Ontario and Quebec directly by MDS and the Operators consisting of the provision of clinical laboratory testing for physicians, hospitals, non-hospital health care institutions, employers or insurance companies, management of hospital laboratories and other support services for clinical diagnostics and the AutoLabs Business as well as the US Support Service Assets but excluding, for avoidance of doubt, the businesses carried on by any Person in which MDS does not directly or indirectly have a greater than 50% interest;

“Disclosed Matter” has the meaning set forth in Section 8.2(d);

“Disclosed Personal Information” has the meaning set forth in Section 5.1.4;

“Disclosure Letter” means the letter of MDS to Buyer dated the date hereof which sets forth, or refers to documents which set forth, certain information, including information to qualify the representations and warranties of MDS contained in Section 4.1;

“Employees” means, collectively, the Quebec Employees and the Ontario Employees;

“Encumbrance” means any encumbrance, security interest, mortgage, lien, hypothec, pledge, hypothecation, title retention agreement, reservation of title, easement, servitude, right of occupation, executions, judgments, assignment, charge, trust or deemed trust affecting an asset;

“Environmental Laws” means all Applicable Laws relating to environmental matters or occupational health and safety including but not limited to pollution, contamination or protection of the environment, the prevention or reduction to acceptable levels of pollution and further including those relating to Releases of Hazardous Material into the environment (including ambient air, soil, surface water, ground water and subsurface strata) or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Material;

“Environmental Permit” means any Licence required by or pursuant to any applicable Environmental Law in connection with the Diagnostics Business or connected to the Diagnostics Business;

“Equipment” means, in respect of a Person, all equipment, machines, machinery, motor vehicles, trucks and other mobile equipment, fixtures, gauges, furniture, furnishings, material handling, data processing equipment, laboratory equipment, collection centre equipment, typewriters, computers, servers, telecom equipment, data bases, photocopiers, office equipment, implements, tools and spare parts, wherever located and similar tangible personal property;

“Equipment Leases” means, in respect of a Person, the leases, subleases and conditional sales contracts of Equipment to which such Person is a party;

“Estimated Long-Term Liabilities” means an estimate of the Assumed Long-Term Liabilities as at the Closing Time;

“Excluded Asset Event” has the meaning set forth in Subsection 2.2(b);

“Excluded Assets” means, subject to Section 2.2, the following:

(a)
all cash, bank balances, moneys in possession of banks and other depositories, term deposits and similar cash property and bank accounts and trust accounts of, owned or held by or for the account of any Seller in the Diagnostics Business, at the Closing Time but excluding for greater certainty any Petty Cash;

(b)	any interest of MDS, directly or indirectly, in MDS Quebec or the Ontario GP and any interest of the Ontario GP in MDS ONT LP;

(c)	any interest of MDS Quebec, directly or indirectly, in MDS (Canada) Inc.;

(d)	all non-transferable Licences of a Seller listed in Section 1.1 of the Disclosure Letter;

(e)
all property, rights, assets and undertaking of a Seller which are not used Primarily in the Diagnostics Business (including, for avoidance of doubt, all furniture, fixtures and equipment located at 75 International Boulevard, Toronto, Ontario other than that listed at Section 1.1 of the Disclosure Letter under the heading “Ontario Assets” and the furniture, fixtures, artwork and equipment located at 100 International Boulevard, Toronto, Ontario listed at Section 1.1 of the Disclosure Letter) and those assets, contracts, trade marks and computer software listed in Section 1.1 of the Disclosure Letter;

(f)
all information and that part of any Books and Records of a Seller relating thereto which must not be disclosed by the Seller to Buyer pursuant to the provisions of Applicable Law or which would be libellous if disclosed;

(g)
any confidential documents, data, information or records prepared by or on behalf of a Seller or an Operator and undisclosed to Buyer specifically in connection with the proposed sale of the Diagnostics Business and the Purchased Assets;

(h)	the corporate and Tax records of Sellers;

(i)
any information or records related to an Employee who does not accept Buyer’s offer of employment or to other businesses of Sellers or to MDS and its Affiliates as a whole, and not reasonably required in connection with the Purchased Assets or the Diagnostics Business or its operations;

(j)	Intentionally deleted;

(k)	all insurance policies of Sellers and benefits for claims thereunder relating to occurrences in the Diagnostics Business prior to the Closing Time;

(l)	all amounts due from one Seller to another Seller or an Affiliate thereof;

(m)
all Tax and GST credits, losses, rebates and refunds of Sellers including any rebate, refund or credit relating to a real estate assessment in respect of the Real Property included in the Purchased Assets earned or otherwise arising from or relating to the operation of the Diagnostics Business prior to the Closing Time or relating to a period of time prior to the Closing Time which become payable after the Closing Time and are not reflected on the balance sheet included in the Quarterly Statements;

(n)	all right, title and interest of Sellers in, to or under, and the full benefit of, the Shared Contracts and the U.S. Support Services Contracts other than the AutoLabs Contracts; and

(o)
any Ontario Asset or Quebec Asset for which a replacement asset or contract will be created or entered into (or sourced from a third party) in accordance with the provisions of (x) the Migration Agreement, which replacement asset or contract will be conveyed or assigned to the Buyer as a Migrating Asset; or (y) Sections 5.10 and 5.14, which Replacement Contracts will be assigned to the Buyer pursuant to this Agreement;

“Excluded Liabilities” has the meaning set forth in Section 3.11;

“Excluded Refund” has the meaning set forth in Section 7.4;

“Field” means the collection, testing, monitoring and/or reporting of test results of bodily, cytological and other specimens from a patient at the request of any other Person, including a patient, health care professional, employer or insurance company;

“Financial Statements” means the audited combined financial statements for the MDS Diagnostics Division as at October 31, 2005, including the notes thereto, copies of which financial statements are annexed to the Disclosure Letter as Schedule A;

“General Conveyance” has the meaning set forth in Subsection 6.1.8(c);

“Generally Accepted Accounting Principles” or “GAAP” means generally accepted accounting principles of Canada, applicable as at the date on which any calculation or determination is required to be made in accordance with generally accepted accounting principles, and where the Canadian Institute of Chartered Accountants includes a recommendation in its Handbook concerning the treatment of any accounting matter, such recommendation shall be regarded as the only generally accepted accounting principle applicable to the circumstances that it covers;

“Governmental Authority” means any domestic or foreign government whether federal, provincial, state or municipal and any governmental agency, governmental authority, governmental tribunal or governmental commission of any kind whatsoever;

“GST” means all goods and service Taxes, sales Taxes levied by the federal government of Canada, value added Taxes or multi-stage Taxes and all provincial sales Taxes integrated with such federal Taxes;

“Hazardous Material” means any substance, pollutant, contaminant, material or waste that could reasonably be expected to impair the quality of the environment or that causes or could reasonably be expected to cause an adverse effect on the environment for any use which can be made of it and which is regulated under any Environmental Law, including any such material regulated as hazardous, toxic, deleterious, caustic, dangerous, a contaminant, hazardous waste, a source of contaminant and including but not limited to any pathogen, bacteria, microbe, virus, parasite, nuclear substance as defined in the Nuclear Safety and Control Act or any related regulations, asbestos, petroleum products, urea formaldehyde, chemical and biochemical waste;

“Holdback Amount” means the amount determined as set forth in Schedule 3.1, which shall not exceed $78,750,000;

“Inscyte Assets” means a 33 1/3% interest in Inscyte (Information System for Cytology, etc.) Corporation held by MDS;

“Intellectual Property Rights” means all trade or brand names, business names, trade-marks (including logos), trade mark registrations and applications, service marks, service mark registrations and applications, copyrights (registered or otherwise), moral rights, copyright registrations and applications, issued patents and pending applications and other patent rights (including divisions, reissues, renewals, re-examinations, continuations, continuations in part and extensions) applied for or registered in any and all jurisdictions and all rights of priority, rights to file applications for inventions and derivative applications and patents in any and all jurisdictions, industrial design registrations, pending applications for industrial design rights and other industrial design rights, integrated circuit topographies, internet domain names (including Internet protocol addresses) and rights in and to e-mail addresses and Software;

“Interim Period” means the period between the date of this Agreement and the Closing Time;

“International Boulevard Licenses” has the meaning set forth in Section 5.1.7;

“International Survey” means the survey of that portion of the Real Property municipally known as 100 International Boulevard, Toronto dated August 2, 2006 prepared by K.S. Thom of Lloyd & Purcell Ltd., Ontario Land Surveyors;

“Inventory” means, in respect of a Person, all inventories of replacements, laboratory supplies, spare and component parts, supplies, packaging and advertising and publicity materials, wherever located, and whether on consignment or not;

“Investment Canada Act” means the Investment Canada Act (Canada);

“ITA” means the Income Tax Act (Canada);

“Land” means the lands and Buildings owned by MDS at 100 International Boulevard, Toronto, Ontario and the lands and Buildings owned by an Operator, or, to the extent owned and used exclusively in the Diagnostics Business, MDS, as described in Section 4.1.20 of the Disclosure Letter and all rights of way, easements, licences, benefits, covenants and privileges and other rights relating thereto;

“Leased Premises” means the premises or portions thereof which are subject to the Leases;

“Leases” means, in respect of a Person, the leases, licenses, occupancy agreements or agreements or arrangements in the nature of a lease, license or occupancy agreement of real property to which such Person is a party, whether as lessor or lessee;

“Liabilities” means all debts, obligations and liabilities, of any nature or kind whatsoever, whether accrued or fixed, absolute or contingent, matured or unmatured, secured or unsecured, liquidated or unliquidated and whether or not reflected or required to be reflected in a balance sheet in accordance with GAAP;

“Licence” means any licence, permit, approval, right, privilege, concession or franchise issued, granted, conferred or otherwise created by a Governmental Authority;

“Licensed IP” has the meaning set forth in Subsection 4.1.18(b);

“Limited Trade Mark Licence” has the meaning set forth in Section 5.6;

“LPBP Consent” means the consent of the limited partner of MDS ONT LP to the sale by MDS ONT LP of its Ontario Assets in accordance with the terms of the limited partnership agreement governing MDS ONT LP;

“Material Adverse Effect” means any circumstance, state of facts or matter, either alone or in combination, which is materially adverse to, or could reasonably be expected to have a material adverse effect on, the financial condition, results of operations, prospects or value of the Diagnostics Business or the Purchased Assets, the Replacement Contracts and the Migrating Assets taken as a whole, provided, however, that any adverse circumstance, state of facts or matter directly or indirectly:

(a)
arising out of or resulting in the ordinary course of business or from actions taken by MDS, Rix, Buyer, a Designated Buyer Affiliate or an Operator pursuant to, or as contemplated by, this Agreement, the BC Purchase Agreement or the Rix Agreement;

(b)	resulting from the announcement or performance of this Agreement, the BC Purchase Agreement or the Rix Agreement or the transactions contemplated hereby or thereby;

(c)	resulting from economic factors affecting the Canadian economy as a whole;

(d)
resulting from factors generally affecting the specific markets in which the Diagnostics Business operates, including any adjustment to the insured laboratory services fee rates or the provincial insured laboratory services payment cap imposed by a Governmental Authority;

(e)	resulting from any change in Applicable Laws or GAAP;

(f)	arising from a material worsening of current conditions caused by acts of God, terrorism or war (whether or not declared); or

(g)	resulting from any failure of the Diagnostics Business to meet projections and estimates;

shall not be deemed in themselves, either alone or in combination, to constitute a Material Adverse Effect;

“MDS Confidentiality Agreement” means the confidentiality agreement to be entered into on the Closing Date substantially in the form attached hereto as Schedule 5.12;

“MDS Contracting Party” has the meaning set forth in Schedule 5.9;

“MDS Diagnostics Division” means the combined operations, assets and Liabilities of the Diagnostics Business and the BC Diagnostics Business and including MDS’ proportionate consolidated interest in Toronto Labs and MDS’ equity interest in Windsor Labs;

“MDS ESOP” means the employee share ownership plan of MDS as amended and restated as of September 8, 2004;

“MDS ONT LP” means MDS Laboratory Services Limited Partnership, a limited partnership governed by the laws of Ontario;

“MDS Option Plan” means the MDS Inc. Stock Option Plan as amended and restated on December 5, 2005;

“MDS Quebec” means Laboratoires MDS Québec Ltée., a wholly-owned subsidiary of MDS incorporated under the laws of Québec;

“Mether LP” means Mether Properties Limited Partnership, a limited partnership governed by the laws of British Columbia;

“Metro LP” means Metro-McNair Clinical Laboratories Limited Partnership, a limited partnership governed by the laws of British Columbia;

“Migrating Assets” has the meaning attributed thereto in the Migration Agreement;

“Migration Agreement” has the meaning set forth in Section 5.7;

“Minimum Required Consents” has the meaning set forth in Schedule 3.1;

“No-Action Letter” means a letter wherein the Commissioner advises the Parties, and whether or not subject to any conditions or qualifications, that the Commissioner is of the view that there are not sufficient grounds at that time to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act in respect of the transactions contemplated herein and in the BC Purchase Agreement;

“Non-Assignable Contract” means any of the Contracts, Leases, Equipment Leases, Shared Contracts, Warranty Rights or Transferable Licences included in the Purchased Assets:

(i)	an assignment or attempted assignment of which would constitute a breach thereof without the consent of a third party if such consent has not been obtained; or

(ii)	an assignment of which would contravene any Applicable Law,

including those set forth in Section 1.1 of the Disclosure Letter;

“Non-Assigned Leases” has the meaning set forth in Section 2.3(c);

“Non-Competition Agreement” has the meaning set forth in Section 5.8;

“Non-Controlled Corporate Operator” has the meaning set forth in Subsection 4.1.1(a);

“Non-Controlled Operators” means, collectively, the Non-Controlled Corporate Operator and the Non-Controlled Partnership Operator;

“Non-Controlled Partnership Operator” has the meaning set forth in Subsection 4.1.1(a);

“Ontario Assets” means the AutoLabs Assets and all of the assets, property and undertaking of every kind and nature and wherever located, owned, leased, used or otherwise held by MDS ONT LP, Ontario GP or MDS Primarily in respect of the operation of the Diagnostics Business carried on in Ontario, excluding the Excluded Assets, but including the following:

(a)
the Ontario Premises and the Building, Equipment and Inventory located in, on or about the Ontario Premises, in each case to the extent they relate Primarily to the Diagnostics Business carried on in Ontario including, for greater certainty, the furniture, fixtures and equipment at 100 International Boulevard, Toronto, Ontario, except as set forth in Section 1.1 of the Disclosure Letter under the heading “Excluded Assets”, and the furniture, fixtures and equipment at 75 International Boulevard, Toronto, Ontario set forth in Section 1.1 of the Disclosure Letter;

(b)
all right, title and interest of MDS ONT LP, Ontario GP or MDS in, to and under the Leases and the Leased Premises as described under the subheading Ontario in Schedule C annexed to the Disclosure Letter, all leasehold improvements pertaining to the Leases and Leased Premises, all Equipment and Inventory located in, on or about the Leased Premises and all appurtenances thereto, in each case to the extent they relate Primarily to the Diagnostics Business carried on in Ontario;

(c)
all right, title and interest of MDS ONT LP, Ontario GP or MDS in, to and under, and the full benefit of, the Contracts and the Equipment Leases relating Primarily to the Diagnostics Business carried on in Ontario including those listed in Schedule D annexed to the Disclosure Letter;

(d)
all Intellectual Property Rights of MDS ONT LP, Ontario GP and MDS relating Primarily to the Diagnostics Business carried on in Ontario, including the Intellectual Property Rights set forth in Schedule E annexed to the Disclosure Letter;

(e)
the Accounts Receivable (save and except for any Accounts Receivable of MDS ONT LP or Ontario GP owing by MDS or any of its Affiliates), Books and Records, Petty Cash, Prepaid Expenses, Technical Information, Warranty Rights and Transferable Licences of MDS ONT LP, Ontario GP or MDS, in each case relating Primarily to the Diagnostics Business carried on in Ontario;

(f)
all claims of MDS, Ontario GP or MDS ONT LP relating to the Diagnostics Business carried on in Ontario (except to the extent such claims relate to any Excluded Assets) or the Purchased Assets or the Replacement Contracts in Ontario, whether choate or inchoate, known or unknown, contingent or otherwise;

(g)
the goodwill of the Diagnostics Business carried on in Ontario, including the exclusive right to the Buyer to represent itself as carrying on the Diagnostics Business in Ontario in continuation of and in succession to MDS, Ontario GP and MDS ONT LP, subject to the provisions of the Limited Trade Mark Licence; and

(h)	the Toronto Assets, the Windsor Assets and the Inscyte Assets;

“Ontario Employees” means all of the employees of MDS working exclusively in the Diagnostics Business carried on in Ontario as at the Closing Time, which are, as at August 28, 2006, those Employees identified in Schedule F annexed to the Disclosure Letter under the subheading Ontario Employees and all of the employees of the Ontario GP as at the Closing Time, which are, as at August 28, 2006, those Employees identified in Schedule F annexed to the Disclosure Letter under the subheading Ontario GP Employees;

“Ontario GP” means MDS Laboratory Services Inc., a wholly-owned subsidiary of MDS incorporated under the laws of Ontario;

“Ontario Liabilities” means, without duplication,

(a)
all Liabilities of MDS ONT LP, Ontario GP or MDS relating to the Diagnostics Business carried on in Ontario or the Ontario Assets in each case included in or provided for in, or required to be included in or provided for in, the Closing Balance Sheet in accordance with GAAP (including those Liabilities included in or provided for in the Financial Statements that remain outstanding at the Closing Time) but excluding payables owed by MDS ONT LP or Ontario GP to MDS or any of its Affiliates;

(b)	all AutoLab Liabilities arising after the Closing Time;

(c)
all Liabilities of MDS ONT LP, Ontario GP or MDS under the Contracts, Leases and Equipment Leases included in the Purchased Assets and the Replacement Contracts, in each case arising after the Closing Time and not related to any default of MDS ONT LP, Ontario GP or MDS existing prior to (and remaining unremedied at the Closing Time) or as a consequence of Closing;

(d)
all Liabilities of MDS ONT LP, Ontario GP or MDS relating to the Ontario Employees who accept the Buyer’s or Designated Buyer Affiliate’s offer of employment as contemplated by Subsection 5.4.1(a) and which arise or become payable on or after the Closing Time, including wages and any other form of compensation, remuneration or benefits under any Benefit Plan including bonuses, termination and severance pay, pensions and all other post-retirement benefits and employee health and welfare obligations and including any claims by any such Employee arising on or after the Closing Time other than any Liabilities arising under or with respect to the MDS Option Plan or MDS ESOP or the lack of such plans or any retention, change of control or deal bonus pertaining to the sale of the Diagnostics Business;

(e)
all Liabilities of MDS and its Affiliates arising in respect of the Replacement Contracts to the extent same relate directly to the Diagnostics Business carried on in Ontario or the Ontario Assets and arise after the Closing Time and are not related to any default of MDS or its Affiliates existing prior to (and remaining unremedied at the Closing Time) or as a consequence of Closing;

(f)
all other Liabilities of MDS, Ontario GP and MDS ONT LP not otherwise provided for herein relating directly to the Diagnostics Business carried on in Ontario arising, accruing or relating to periods on or after the Closing Time;

(g)	all Liabilities of MDS, Ontario GP and MDS ONT LP relating to the claims referred to in clause (f) of the definition of Ontario Assets arising after the Closing Time; and

(h)	the Toronto Liabilities and Windsor Liabilities.

“Ontario Licensing Act” means the Laboratory and Specimen Collection Centre Licensing Act (Ontario) and the related Specimen Collection Centres Regulation, and Laboratories Regulation;

“Ontario Premises” means the Lands described in Section 4.1.20 of the Disclosure Letter;

“Operators” means, collectively, MDS ONT LP, Ontario GP and MDS Quebec, and “Operator” means any one of them;

“Order” means any order, judgment, injunction, decree, award or writ of any court, arbitrator or Governmental Authority;

“ordinary course” or “normal course”, when used in relation to the conduct by a Person, means any transaction or conduct which constitutes an ordinary day-to-day business activity of the Person conducted in a commercially reasonable and businesslike manner consistent with such Person’s past customs and practices;

“Other Confidentiality Agreements” means all of the confidentiality agreements between MDS and each party (other than the Buyer and Rix) that was in discussions with MDS to purchase the Purchased Assets and/or the BC Purchased Assets;

“Parties” means MDS and Buyer, and upon a Designated Buyer Affiliate signing a contract of adhesion as required by Section 5.11, such Designated Buyer Affiliate, collectively, and “Party” means either (or, as applicable, any) one of them;

“Partnership Interest” in respect of a partner in a partnership, means all the units and/or other interest held by such partner in such partnership, if any, and all right, title and interest of such partner under the partnership agreement governing such partnership and Applicable Law including all rights, benefits and entitlement to profits and losses, insurance proceeds, current account, capital account, return of capital, repayment of indebtedness and any other benefit in connection with the business, sale or dissolution of such partnership whether as a general or limited partner and whether of a general or limited partnership;

“Partnership Operator” has the meaning set forth in Subsection 4.1.1(a);

“Pension Plan” means each of the Benefit Plans that is a “Registered Pension Plan” as that term is defined in subsection 248(1) of the ITA;

“Permitted Encumbrances” means:

(a)	inchoate or statutory liens for Taxes and assessments, both general and special, and other governmental charges not yet due and payable as of the Closing Time;

(b)	statutory liens incurred or deposits made by an Operator or MDS in connection with workers’ compensation, unemployment insurance and similar legislation;

(c)	any reservations or exceptions contained in the original grants from the Crown as amended by statute;

(d)
all encroachments, overlaps, overhangs, unrecorded servitudes and easements, variations in area or measurement, rights of parties in possession or any other matters not of record which would be disclosed by an accurate survey or physical inspection of the Real Property, provided that same are not of such nature as to, individually or in aggregate, have a material adverse effect on the use or value of the Real Property subject thereto;

(e)
all encroachments, overlaps, overhangs, servitudes and easements, variations in area or measurement, rights of parties in possession, discrepancies in the legal description of that portion of the Real Property municipally known as 100 International Boulevard, Toronto or any other matters disclosed by the International Survey;

(f)	minor discrepancies in the legal description of the Land or any adjoining real property which would be disclosed in an up to date survey;

(g)
all servitudes and easements (including conservation easements and public trust easements, rights-of-way, road use agreements, covenants, conditions, restrictions, reservations, licences, agreements and other matters of record) and zoning by-laws, ordinances and other restrictions as to the use of real property, provided that same are not of such nature as to, individually or in aggregate, have a material adverse effect on the use or value of the Real Property subject thereto and provided the same have been complied with by MDS or the Operators, as the case may be, in all material respects to the Closing Date;

(h)
all registered and unregistered municipal agreements and agreements with public and private utilities, provided the same have been complied with by MDS or the Operators, as the case may be, in all material respects to the Closing Date;

(i)
the rights of third parties under the Contracts, Equipment Leases, Leases, Shared Contracts, the Replacement Contracts and the Migrating Assets including the partnership agreements and shareholders’ agreements included in the Purchased Assets including the consent rights and rights of first refusal of third parties triggered upon the transfer of Partnership Interests or shares included in the Purchased Assets but excluding rights against Sellers arising in respect of indebtedness; and

(j)	in respect of MDS or any Operator, the Encumbrances set forth in Section 1.1 of the Disclosure Letter;

“Permitted Proposal” has the meaning set forth in Subsection 5.1.1(e);

“Person” shall be broadly interpreted and includes an individual, body corporate, partnership, joint venture, trust, association, unincorporated organization, the Crown, any Governmental Authority or any other entity recognized by law;

“Personal Information” means personal information in each case as defined by the applicable Privacy Laws and collected, used, disclosed or retained by MDS or an Operator in connection with the Diagnostics Business;

“Petty Cash” means the petty cash of the MDS Diagnostics Division in Ontario and Quebec for use in the business at the premises at which the business is carried on;

“Post-Closing Services Agreement” has the meaning set forth in the Migration Agreement;

“Prepaid Expenses” means, in respect of a Person, all deposits and prepaid expenses of such Person including those with any public utility or any municipal, governmental or other public authority, to the extent the same are transferable;

“Primarily” means in respect of any asset of a Person, each asset that has been used by such Person during the previous 12 months not less than 70% of the time, in the aggregate in the ordinary course of the Diagnostics Business;

“Prime Rate” for any day means the rate of interest expressed as a rate per annum that Canadian Imperial Bank of Commerce establishes at its head office in Toronto as the reference rate of interest that it will charge on that day for Canadian dollar demand loans to its customers in Canada and which at present it refers to as its prime rate;

“Privacy Laws” means all applicable federal and provincial laws governing the collection, use, disclosure and retention of Personal Information, including, the Personal Information Protection and Electronic Documents Act (Canada), the Personal Health Information Protection Act (Ontario) and An Act Respecting the Protection of Personal Information in the Private Sector (Quebec);

“Proprietary IP” has the meaning set forth in Subsection 4.1.18(a);

“Purchase Price” has the meaning set forth in Subsection 3.1(a);

“Purchased Assets” means, subject to Section 2.2, the Quebec Assets and the Ontario Assets;

“Quarterly Statements” means the unaudited combined financial statements prepared by MDS for the MDS Diagnostics Division for the three (3), six (6) and nine (9) month periods ended January 31, 2006, April 30, 2006 and July 31, 2006, respectively, a copy of which financial statements are annexed to the Disclosure Letter as Schedule B;

“Quebec Assets” means all of the assets, property and undertaking of every kind and nature and wherever located, owned, leased, used or otherwise held by MDS Quebec or MDS Primarily in respect of the operation of the Diagnostics Business carried on in Quebec, excluding the Excluded Assets, but including the following:

(a)
all right, title and interest of MDS Quebec or MDS in, to and under the Leases and the Leased Premises as described under the subheading Quebec in Schedule C annexed to the Disclosure Letter, all leasehold improvements pertaining to the Leases and Leased Premises, all Equipment and Inventory located in, on or about the Leased Premises and all appurtenances thereto, in each case to the extent they relate Primarily to the Diagnostics Business carried on in Quebec;

(b)
all right, title and interest of MDS Quebec or MDS in, to and under, and the full benefit of, the Contracts and the Equipment Leases relating Primarily to the Diagnostics Business carried on in Quebec including those listed in Schedule D annexed to the Disclosure Letter;

(c)
all Intellectual Property Rights of MDS Quebec or MDS relating Primarily to the Diagnostics Business in Quebec, including the Intellectual Property Rights set forth in Schedule E annexed to the Disclosure Letter;

(d)
the Accounts Receivable (save and except for any Accounts Receivable of MDS Quebec owing by MDS or any of its Affiliates), Books and Records, Petty Cash, Prepaid Expenses, Technical Information, Warranty Rights and Transferable Licences of MDS Quebec or MDS, in each case relating Primarily to the Diagnostics Business carried on in Quebec;

(e)
all claims of MDS or MDS Quebec relating to the Diagnostics Business carried on in Quebec (except to the extent such claims relate to any Excluded Assets) or the Purchased Assets or the Replacement Contracts in Quebec, whether choate or inchoate, known or unknown, contingent or otherwise; and

(f)
the goodwill of the Diagnostics Business carried on in Quebec, including the exclusive right to the Buyer to represent itself as carrying on the Diagnostics Business in Quebec in continuation of and in succession to MDS and MDS Quebec, subject to the provisions of the Limited Trade Mark Licence;

“Quebec Employees” means all of the employees of MDS Quebec or MDS working exclusively in the Diagnostics Business carried on in Quebec as at the Closing Time, which are, as at August 28, 2006, those Employees identified in Schedule F annexed to the Disclosure Letter under the subheading Quebec Employees;

“Quebec Liabilities” means, without duplication,

(a)
all Liabilities of MDS Quebec or MDS relating to the Diagnostics Business carried on in Quebec or the Quebec Assets in each case included in or provided for in, or required to be included in or provided for in, the Closing Balance Sheet in accordance with GAAP (including those Liabilities included in or provided for in the Financial Statements that remain outstanding at the Closing Time) but excluding payables owed by MDS Quebec to MDS or any of its Affiliates;

(b)
all Liabilities of MDS Quebec or MDS under the Contracts, Leases and Equipment Leases included in the Purchased Assets and the Replacement Contracts, in each case arising after the Closing Time and not related to any default of MDS Quebec or MDS existing prior to (and remaining unremedied at the Closing Time) or as a consequence of Closing;

(c)
all Liabilities of MDS Quebec or MDS relating to the Quebec Employees who accept the Buyer’s or Designated Buyer Affiliate’s offer of employment as contemplated by Subsection 5.4.1(a) and which arise or become payable on or after the Closing Time, including wages and any other form of compensation, remuneration or benefits under any Benefit Plan including bonuses, termination and severance pay, pensions and all other post-retirement benefits and employee health and welfare obligations and including any claims by any such Employee arising on or after the Closing Time other than any Liabilities arising under or with respect to the MDS Option Plan or MDS ESOP or the lack of such plans or any retention, change of control or deal bonus pertaining to the sale of the Diagnostics Business;

(d)
all Liabilities of MDS and its Affiliates arising in respect of the Replacement Contracts to the extent same relate directly to the Diagnostics Business carried on in Quebec or the Quebec Assets and arise after the Closing Time and are not related to any default of MDS or its Affiliates existing prior to (and remaining unremedied at the Closing Time) or as a consequence of Closing;

(e)
all other Liabilities of MDS Quebec not otherwise provided for herein relating directly to the Diagnostics Business carried on in Quebec arising, accruing or relating to periods on or after the Closing Time; and

(f)	all Liabilities of MDS and MDS Quebec relating to the claims referred to in clause (e) of the definition of the Quebec Assets arising after the Closing Time;

“Quebec Licensing Act” means an act respecting medical laboratories, organ, tissue, gamete and embryo conservation and the disposal of human bodies (Quebec) and its regulation entitled Regulation respecting the application of the public health protection act;

“Quebec Personal Information” means “personal information” as defined in Section 2 of An Act Respecting the Protection of Personal Information in the Private Sector (Quebec) that has been collected and used by MDS Quebec in Quebec;

“Real Property” means the Land and the Buildings thereon;

“Regional Assets” has the meaning set forth in Section 2.1(b);

“Regional Financial Statements” means the unaudited supplementary schedule to the Quarterly Statements for the period ended July 31, 2006 for the MDS Diagnostics Division in Ontario and Quebec and the head office of the MDS Diagnostic Division consisting of a balance sheet as at July 31, 2006 and an income statement for the nine-month period ending July 31, 2006;

“Regional Purchase Agreement” has the meaning set forth in Subsection 2.1(b);

“Regulatory Consents” means the Competition Act Clearance and all approvals and consents of Governmental Authorities required by reason of the transactions contemplated herein in relation to the specimen collection and laboratory testing Licences required under the Ontario Licensing Act and Quebec Licensing Act for the diagnostic testing facilities of MDS and the Operators in Ontario and Quebec, respectively, relating exclusively to the Diagnostics Business and the specimen collection Licences for the patient service centers of MDS and the Operators in Ontario and Quebec, respectively, relating exclusively to the Diagnostics Business including those set forth in Section 1.1 of the Disclosure Letter;

“Release” means releasing, spilling, seeping, leaking, pumping, pouring, emitting, emptying, discharging, depositing, injecting, escaping, leaching, disposing or dumping into the environment of any Hazardous Materials or any consequent release, spill, leak, emission, discharge, deposit, seepage, and/or exhaust of any Hazardous Material;

“Replacement Contracts” means, collectively, each of the Contracts relating to the Diagnostics Business entered into pursuant to (i) Section 5.10 in respect of Shared Contracts, or (ii) Section 5.14 in respect of a Subject Contract, which are transferred and assigned to Buyer or a Designated Buyer Affiliate as contemplated herein;

“Representative” means, in respect of a Person, each director, officer, employee, agent, solicitor, accountant, professional advisor and other representative of the Person;

“Rix” means Donald B. Rix, a resident of Vancouver, British Columbia;

“Rix Agreement” means the agreement dated the date hereof between MDS, Rixco and Rix pursuant to which, among other things, Rixco agrees to sell to MDS the Rix Partnership Interests (as defined in the Rix Agreement) and MDS agrees to purchase the Rix Partnership Interests and assume the Rix Liabilities (as defined in the Rix Agreement) on the terms and subject to the conditions set forth in such agreement, as such agreement may be supplemented, amended, restated or replaced from time to time;

“Rixco” means Rix Clinical Laboratories Ltd., a corporation incorporated under the laws of British Columbia controlled by Rix;

“ROFR Exclusion” has the meaning set forth in Subsection 2.2(b);

“Rules” has the meaning set forth in Section 9.3;

“Sellers” means, collectively, MDS, Ontario GP, MDS ONT LP and MDS Quebec, and “Seller” means any one of them;

“Shared Contract” means each Contract listed on Schedule H annexed to the Disclosure Letter pursuant to which MDS and one or more Operators is a party and whereby such parties share the rights, interests, benefits and Liabilities thereunder in accordance with the terms of each such Contract;

“Software” means all computer software (in all forms and formats, including source code and object code) owned by the Operators or, to the extent owned for use Primarily in the Diagnostics Business, MDS, including the computer programs known by the names as set forth in Schedule E to the Disclosure Letter, including all versions thereof, and all related documentation (of any kind or nature), development tools, diagnostic tools, manuals, program files, data files (to the extent required to execute and operate the Software), specifications, data model structures, program and system logic, technical interfaces, program modules, routines, sub-routines, algorithms, program architecture, design concepts, system designs, program structure, sequence and organization, graphical user interfaces (including screen displays and so called “look & feel” but excluding all logos and trade marks other than to the extent set forth in Section 4.1.18 of the Disclosure Letter) and report layouts;

“Subject Contract” has the meaning set forth in Section 5.14;

“Support Services Agreement” has the meaning set forth in Section 5.9;

“Support Services Agreement Term Sheet” has the meaning set forth in Section 5.9;

“Target Working Capital” means the targeted amount of Working Capital of the MDS Diagnostics Division in Ontario and Quebec and the head office of the MDS Diagnostics Division being $8,000,000;

“Tax Returns” means any return, declaration, report, schedule, information statement or return with respect to Taxes required to be filed with a Governmental Authority;

“Taxes” means, in respect of a Person, any and all taxes and related governmental charges (including assessments, charges, duties, rates, fees, imposts, levies or other governmental charges and interest, penalties or additions associated therewith) including Canadian federal, provincial, municipal and local, foreign or other income, franchise, capital, real property, personal property, tangible, withholding, payroll, employer health, social security, transfer, sales, use, consumption, GST, excise, anti-dumping, stamp, countervail and value added taxes, all other taxes of any kind for which the Person may have any Liability whether disputed or not and all Canada Pension Plan contributions and employment insurance premiums;

“Technical Information” means, in respect of a Person, all right, title and interest in and to all trade secrets, confidential information and proprietary know-how, in each case used Primarily in the Diagnostics Business and to the extent not subject to an Intellectual Property Right, whether developed or acquired by or on behalf of such Person including:

(a)	all confidential information of a scientific, technical or business nature whether in written, graphic, machine readable, electronic or physical form;

(b)
all patterns, plans, designs, research data, research plans, processes, formulae, drawings, unpatented blue prints, flow sheets, equipment and parts lists, instructions, manuals, records and procedures; and

(c)	all inventions other than as embodied in any issued patents and pending patent applications;

“Threshold Adjustment” has the meaning set forth in Section 3.5;

“Toronto Assets” means the following:

(a)	1,000 common shares of Toronto GP held by MDS;

(b)
49.995% Partnership Interest in Toronto Labs held by MDS, as a limited partner or, at the option of MDS, all of the issued and outstanding shares of a newly incorporated corporation holding such 49.995% Partnership Interest of Toronto Labs, as a limited partner and no other assets;

(c)	all right, title and interest of MDS in, to and under the shareholders’ agreement governing Toronto GP; and

(d)	all right, title and interest of MDS in, to and under the [REDACTED] agreement dated November 29, 1996 between The Toronto Hospital, MDS, Toronto Labs and Toronto GP;

“Toronto GP” means Toronto Medical Laboratories Limited, a corporation incorporated under the laws of Ontario;

“Toronto Labs” means Toronto Medical Laboratories Limited Partnership, a limited partnership governed by the laws of Ontario;

“Toronto Liabilities” means all Liabilities of MDS and its Affiliates:

(a)
under the shareholders’ agreement governing Toronto GP arising after the Closing Time and not related to any default of MDS existing prior to (and remaining unremedied at the Closing Time) or as a consequence of Closing;

(b)	in respect of the Partnership Interest of Toronto Labs held by MDS or an Affiliate, as a limited partner; and

(c)
under the [REDACTED] agreement dated November 29, 1996 between The Toronto Hospital, MDS, Toronto Labs and Toronto GP arising after the Closing Time and not related to any default of MDS existing prior to (and remaining unremedied at the Closing Time) or as a consequence of Closing;

“Transferable Licences” means, in respect of a Person, all rights and interest in and to all Licences issued to such Person which are transferable, with or without the consent of a Governmental Authority;

“Unaccounted Excluded Refund” has the meaning set forth in Section 7.4;

“U.S. Non-Competition Agreements” has the meaning set forth in Section 7.12;

“U.S. Support Services Contracts” means the support, transition and related services agreements between MDS and/or certain of MDS’ U.S. Affiliates and purchasers of certain diagnostics businesses formerly operated by any Seller or its Affiliates as listed in Section 1.1 of the Disclosure Letter:

“U.S. Transition Services Contracts” has the meaning set forth in Schedule 5.9;

“Warranty Rights” means, in respect of a Person, the full benefit of all warranties, warranty rights, guarantees, indemnities, undertakings and similar covenants (implied, express or otherwise) against manufacturers or sellers held by such Person or to which such Person is entitled;

“Windsor Assets” means the following:

(a)	40 common shares of Windsor Labs held by MDS; and

(b)	all right, title and interest of MDS in, to and under the Windsor Shareholders’ Agreement;

“Windsor Labs” means Medical Laboratories of Windsor Limited, a corporation incorporated under the laws of Ontario;

“Windsor Liabilities” means all Liabilities of MDS under the Windsor Shareholders’ Agreement arising after the Closing Time and not related to any default of MDS existing prior to (and remaining unremedied at the Closing Time) or as a consequence of Closing;

“Windsor Shareholders’ Agreement” means the shareholders’ agreement governing Windsor Labs dated as of November 1, 2002;

“Working Capital” means, as at any time, the sum of Petty Cash, Accounts Receivable, Inventory, Prepaid Expenses and instalments, refunds or other recoverables in respect of Taxes (other than income Taxes) of the MDS Diagnostics Division in Ontario and Quebec and the head office of the MDS Diagnostics Division at that time, determined in accordance with Sections 3.2 and 3.3, less the amount of accounts payable or accrued current Liabilities of the MDS Diagnostics Division in Ontario and Quebec and the head office of the MDS Diagnostics Division that would be included in or provided in a balance sheet under GAAP at that time but excluding any provision for income Taxes under GAAP and the current portion of long term debt; and

“Working Capital Adjustment Date” has the meaning set forth in Subsection 3.2(d).

1.2         Interpretation

(a)	Unless specified otherwise, reference in this Agreement to a statute refers to that statute as it may be amended, or to any restated or successor legislation of comparable effect.

(b)	All accounting and financial terms used herein, unless specifically provided to the contrary, shall be interpreted and applied in accordance with GAAP.

(c)
The division of this Agreement into articles, sections, subsections and schedules and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The article, section, subsection and schedule headings in this Agreement are not intended to be full or precise descriptions of the text to which they refer and are not to be considered part of this Agreement. All uses of the words “hereto”, “herein”, “hereof”, “hereby” and “hereunder” and similar expressions refer to this Agreement and not to any particular section or portion of it. References to an Article, Section, Subsection or Schedule refer to the applicable article, section, subsection or schedule of this Agreement.

(d)	In this Agreement, words in the singular include the plural and vice-versa and words in one gender include all genders.

(e)	This Agreement is the joint product of MDS and Buyer, has been subject to mutual consultation, negotiation and agreement of the Parties and shall not be construed for or against any Party.

(f)
Reference in this Agreement to the term “including” shall mean “including without limitation” and shall not be construed to limit any general statement which it follows to the specific or similar items or matters immediately following it.

(g)
MDS shall cause MDS Quebec and, subject to the LPBP Consent, Ontario GP, as general partner of, MDS ONT LP, to perform their respective obligations as Sellers under this Agreement subject to and in accordance with this Agreement. References in this Agreement to Seller agreeing or otherwise covenanting to take some action or to MDS causing the other Sellers to take some action shall, in the case of MDS ONT LP mean that Ontario GP, as general partner, will cause MDS ONT LP to perform such action, subject to LPBP Consent.

(h)	If there is any conflict or inconsistency between the provisions of this Agreement and the provisions of any Regional Purchase Agreement, the provisions of this Agreement shall govern.

(i)
Reference in Section 5.2.1 to the Buyer using “best efforts” to obtain one or more Regulatory Consents, in the time stipulated in this Agreement, shall mean that the Buyer shall, if necessary or advantageous to securing such Regulatory Consents within such time period and without limiting its general obligations to use best efforts, (i) agree to such undertakings as may be required by the applicable Governmental Authority as a condition of granting its consent, approval or non-disapproval; and (ii) propose to the applicable Governmental Authority, and negotiate, offer to take, and, if such offer is accepted, effect by consent order, undertaking and/or otherwise to:

(i)
restructure the transaction as now contemplated in this Agreement prior to or at Closing to the satisfaction of the Governmental Authority (such as the sale of some of the assets, shares and/or other ownership interests that are the subject of this Agreement to a third party), but only with the consent of MDS, acting reasonably;

(ii)	divest post-Closing certain assets, shares and/or other ownership interests; and/or

(iii)	agree to abide by post-Closing conduct requirements as specified by the Governmental Authority.

(j)
For greater certainty, each reference in this Agreement to the term “Primarily”, notwithstanding any reference to the “Diagnostics Business” as it is being carried on in Ontario or Quebec immediately following, is intended by the Parties to relate to the Diagnostics Business alone or together with any part or portion of the BC Diagnostics Business, with the intention that any applicable Purchased Asset that meets the test set forth in the definition of “Primarily”, either excluding its use in the BC Diagnostics Business or as a result of the inclusion of its use in the BC Diagnostics Business where its use as at the Closing Date is predominantly in the Diagnostics Business in Ontario or Quebec, as the case may be, such Purchased Asset shall be conveyed to the Buyer pursuant to this Agreement.

1.3         Entire Agreement

This Agreement, the confidentiality agreement between MDS and Buyer, dated December 6, 2005, as amended by agreement of even date herewith (the “Confidentiality Agreement”), a letter of even date from Buyer or an Affiliate thereof to MDS, the Closing Documents and the BC Documents constitute the entire agreement between the Parties pertaining to the subject matter hereof and thereof, respectively, and supersede all prior agreements, negotiations, discussions and understandings, written or oral, between the Parties. There are no representations, warranties, conditions, other agreements or acknowledgements, whether direct or collateral, express or implied, that form part of or affect this Agreement, or which induced any Party to enter into this Agreement or on which reliance is placed by any Party, except as specifically set forth in this Agreement, the Confidentiality Agreement and the Closing Documents.

1.4         Amendment

Subject to Section 2.2, this Agreement may be amended, modified or supplemented only by a written agreement signed by MDS and Buyer.

1.5         Waiver of Rights

Any waiver of, or consent to depart from, the requirements of any provision of this Agreement shall be effective only if it is in writing and signed by the Party giving it, and only in the specific instance and for the specific purpose for which it has been given. No failure on the part of any Party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right. No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

1.6         Schedules

The following Schedules are incorporated by reference into and form part of this Agreement:

Schedule	Description of Schedule
Schedule .5	Transaction Structure and Closing Sequence
Schedule 3.1	Holdback Amount
Schedule 3.8	Purchase Price Allocation
Schedule 5.6	Form of Limited Trade Mark Licence
Schedule 5.7(a)	Form of Migration Agreement
Schedule 5.7(b)	Form of CBS License Agreement
Schedule 5.8	Form of Non-Competition Agreement
Schedule 5.9	Support Services Agreement Term Sheet
Schedule 5.12	Form of MDS Confidentiality Agreement
Schedule 6.1.5(b)	Closing Conditions in favour of Buyer
Schedule 6.2.4(b)	Closing Conditions in favour of MDS
Schedule 9.3	Rules of Procedure for Arbitration

1.7 Applicable Law

This Agreement shall be governed by, and interpreted and enforced in accordance with, the laws in force in the Province of Ontario (excluding any rule or principle of the conflict of laws which might refer such interpretation to the laws of another jurisdiction). Subject to Article 9, each Party irrevocably submits to the non-exclusive jurisdiction of the courts of Ontario with respect to any matter arising hereunder or related hereto. The Parties expressly exclude the application of the United Nations Convention on Contracts for the International Sale of Goods.

1.8 Currency

Unless specified otherwise, all statements of or references to dollar amounts in this Agreement are to Canadian currency.

1.9 Performance on Holidays

If any action is required to be taken pursuant to this Agreement on or by a specified date which is not a Business Day, then such action shall be valid if taken on or by the next succeeding Business Day.

1.10 Calculation of Time

In this Agreement, a period of days shall be deemed to begin on the first day after the event which began the period and to end at 6:00 p.m. (Toronto time) on the last day of the period. If, however, the last day of the period does not fall on a Business Day, the period shall terminate at 6:00 p.m. (Toronto time) on the next Business Day.

1.11 Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such determination shall not impair or affect the validity, legality or enforceability of the remaining provisions hereof, and each provision is hereby declared to be separate, severable and distinct.

1.12 No Third Party Beneficiaries

Nothing in this Agreement is intended expressly or by implication to, or shall, confer upon any Person other than Sellers, Buyer, Designated Buyer Affiliates, as applicable, and, solely in respect of Article 8 and Section 5.13, their respective Representatives, respectively, and, solely in respect of Section 7.12, the MDS Contracting Parties (other than MDS), any rights or remedies of any kind. MDS accepts each covenant in favour of the other Sellers, the Representatives of Sellers and the MDS Contracting Parties as agent and trustee of that Seller, the Representative and MDS Contracting Party, as applicable, and MDS shall be responsible for and liable for such covenants and may enforce such covenant on behalf of such Seller, the Representatives of Sellers and the MDS Contracting Parties.

ARTICLE 2

PURCHASE AND SALE OF PURCHASED ASSETS

2.1 Purchase and Sale of Purchased Assets

(a)
Subject to Section 2.2, MDS agrees to sell and transfer and to cause the other Sellers to sell and transfer the Purchased Assets owned by them and the Replacement Contracts and the Migrating Assets to be acquired by them under this Agreement and the Migration Agreement, respectively, to Buyer (and, as applicable, one or more Designated Buyer Affiliates), and Buyer agrees to acquire and pay for (and/or, as applicable, to cause one or more Designated Buyer Affiliates to acquire and pay for) the Purchased Assets, the Replacement Contracts and the Migrating Assets and assume the Assumed Liabilities, on the terms and subject to the conditions contained in this Agreement.

(b)
Buyer acknowledges that any one or both of (i) the entering into of this Agreement by MDS, and (ii) the transfer of the [REDACTED] (each a “Regional Asset” and collectively, the “Regional Assets”) and the associated Assumed Liabilities to Buyer and/or any Designated Buyer Affiliate may require certain consents or approvals (including, in certain cases, consent or approval to enter into this Agreement, and, in certain cases, such consents or approvals may be unreasonably or arbitrarily withheld) and/or trigger rights of certain third parties. To facilitate the Closing, seek to obtain the required consents or approvals of such third parties and where applicable, trigger the third party rights with respect to such Regional Assets (and the associated Assumed Liabilities), the Parties shall take commercially reasonable efforts to comply with the agreements and constating documents governing each Regional Asset, including, as required to trigger the third party rights, execution and delivery on October 27, 2006 (or such earlier date as mutually agreed between the Parties, acting reasonably) of a purchase and sale agreement with respect to one or more of the Regional Assets on terms mutually agreed to between Buyer and MDS, acting reasonably (each a “Regional Purchase Agreement”).

(c)
Buyer agrees that the transfer of the Purchased Assets, the Replacement Contracts and the Migrating Assets shall be on an “as is, where is basis” and none of Sellers makes or will make any representation or warranty and there are no conditions, including as to title, merchantability, fitness for purpose, value or condition, except as expressly set forth herein and in the Regional Purchase Agreements.

2.2 Excluded Assets

(a)	Neither Buyer nor any Designated Buyer Affiliate will purchase or acquire any of the Excluded Assets.

(b)
Notwithstanding anything else herein contained, but subject to Subsection 2.2(c), (A) should Sellers be unable to obtain any required third party consent or approval (or waiver thereto) to the transfer of a Regional Asset to Buyer (or, as applicable, any Designated Buyer Affiliate) on or before the Closing Time (a “Consent Exclusion”), (B) should any third party exercise its right to acquire and acquires a Regional Asset, or (C) should the period in which the right of any third party to exercise a right to acquire a Regional Asset not have expired on or before the Closing Time and such right has not prior to that time been waived by all applicable Persons (a “ROFR Exclusion”) (any event referred to in (A), (B) or (C) being an “Excluded Asset Event”), the following shall and shall be deemed to occur automatically and without any further act or formality and this Agreement shall be deemed to be amended accordingly in respect of an Excluded Asset Event: (i) the Regional Assets, the Books and Records and the Assumed Liabilities relating thereto shall not be transferred to or assumed by Buyer or any Designated Buyer Affiliate, as applicable, on the Closing Date and shall be excluded from the definition of Diagnostics Business, MDS Diagnostics Division, Purchased Assets and Assumed Liabilities, and shall be deemed removed from the Disclosure Letter and applicable Schedules thereto and elsewhere in the Agreement where the context so requires, (ii) such Regional Assets shall be an Excluded Asset, (iii) the amount of each of the Purchase Price and the Closing Cash Amount shall be reduced by, in the event of an Excluded Asset Event under (B) or (C) above, the last price offered within the range, or, in the event of a Consent Exclusion, the highest value in the range for the amount of the Purchase Price allocated to each such Excluded Asset under Section 3.8, and, in each case, the definition of Purchase Price and Closing Cash Amount shall be amended accordingly, (iv) the Closing Balance Sheet and Working Capital as at the Closing Time shall be calculated without regard to such Excluded Assets and Assumed Liabilities related thereto; and (v) neither Buyer (nor any Designated Buyer Affiliate) nor any of the Sellers shall have any further obligation or Liability under this Agreement or the applicable Regional Purchase Agreement with respect to such Regional Asset and Assumed Liabilities relating thereto. The representations and warranties of MDS provided in this Agreement shall be deemed to have been given as of the date of this Agreement and as required in respect of the Closing Date only with respect to the Diagnostics Business, MDS Diagnostics Division, the Purchased Assets and the Assumed Liabilities as such terms may be amended in accordance with this Subsection.

(c)
Notwithstanding Subsection 2.2(b), if following the Closing Time, in respect of a Consent Exclusion, the required third party consent or approval (or waiver thereto) to the transfer of the applicable Regional Asset to Buyer is obtained or waived or, in respect of a ROFR Exclusion, the rights of all applicable third parties to acquire the applicable Regional Asset are waived, no longer apply or expire without having been exercised, Subsection 2.2(b) shall no longer apply in respect of such Regional Asset, such Regional Asset shall no longer be an Excluded Asset and Buyer shall, as soon as practicable, purchase such Regional Asset on the terms and conditions hereof applicable to such Regional Asset.

2.3 Non-Assignable Contracts

(a)
Neither this Agreement nor any Closing Document shall constitute an assignment or an attempted assignment of any Non-Assignable Contract. MDS agrees to assign and to cause each other Seller to assign any Non-Assignable Contracts to Buyer or the applicable Designated Buyer Affiliate when such assignment is permitted and as Buyer or the applicable Designated Buyer Affiliate may from time to time direct. MDS shall, and shall cause each other Seller to, use commercially reasonable efforts to obtain all consents required for the assignment to Buyer or the applicable Designated Buyer Affiliate of the Contracts, the Equipment Leases, the Warranty Rights and Transferable Licences included in the Purchased Assets of such Seller. No Seller shall, however, be obliged to commence arbitration or any other legal proceeding or make any payments to third parties other than any administrative, processing or similar fee or any other amounts contemplated by the particular Contract, Equipment Lease, Warranty Rights or Transferable Licence to be payable in connection with the assignment thereof to the Buyer pursuant hereto. Buyer and each Designated Buyer Affiliate shall co-operate with and assist each Seller in such Seller’s efforts to obtain such consents.

(b)
In respect of Non-Assignable Contracts other than Leases, to the extent permitted by Applicable Law and the provisions of such Non-Assignable Contract: (i) if any of the Non-Assignable Contracts are not assignable by the terms thereof or consents to the assignment thereof have not been obtained prior to the Closing Time, such Non-Assignable Contracts shall be held by the applicable Seller (without any additional expense to the Seller whatsoever) in trust for Buyer or the applicable Designated Buyer Affiliate and the covenants and obligations thereunder shall be performed by Buyer or the applicable Designated Buyer Affiliate in the name of the applicable Seller and all benefits and obligations existing thereunder shall be for the account of Buyer or the applicable Designated Buyer Affiliate (without any additional expense to Sellers whatsoever); and (ii) MDS shall take, and shall cause the applicable Seller (if other than MDS) to take or cause to be taken such reasonable action in the Seller’s name or otherwise as Buyer or the applicable Designated Buyer Affiliate may reasonably require so as to provide Buyer or the applicable Designated Buyer Affiliate with the benefits thereof and each Seller shall promptly pay over or deliver to Buyer or the applicable Designated Buyer Affiliate all money or other consideration, if any, received by such Seller in respect of all such Non-Assignable Contracts. Upon the Closing, MDS shall and shall cause each other Seller to authorize Buyer or the applicable Designated Buyer Affiliate, to the extent permitted by Applicable Law and the terms of such Non-Assignable Contracts, at the expense of Buyer or the applicable Designated Buyer Affiliate, to perform all of such Seller’s obligations arising under such applicable Non-Assignable Contracts after the Closing Time. MDS shall continue to use and cause the Sellers to continue to use commercially reasonable efforts to obtain and deliver all remaining consents required for the assignment to Buyer or the applicable Designated Buyer Affiliate of the remaining Non-Assignable Contracts after the Closing Time. If a Non-Assignable Contract is not validly assigned to Buyer or the applicable Designated Buyer Affiliate within twelve (12) months after the Closing Date, such Non-Assignable Contract shall be deemed to be an Excluded Asset and all obligations of Sellers to Buyer or the applicable Designated Buyer Affiliate and all obligations hereunder of Buyer and the applicable Designated Buyer Affiliate to Sellers with respect to such Non-Assignable Contract shall terminate.

(c)	In respect of those Non-Assignable Contracts which are Leases included in the Purchased Assets (the “Non-Assigned Leases”), the following provisions shall apply:

(i)
if the landlord’s consent to the assignment of the Non-Assigned Lease has not been obtained prior to the Closing Time, the applicable Lease shall remain in the name of MDS or the applicable Seller, and such party shall continue to pay the rents and otherwise observe and perform the covenants and obligations of the tenant under the provisions of the applicable Non-Assigned Lease (including without limitation, maintenance and repair obligations and insurance requirements);

(ii)
on the Closing, to the extent permitted by Applicable Law and the provisions of such Non-Assigned Lease, the applicable Seller and the Buyer or the applicable Designated Buyer Affiliate shall enter into a sublease, licence or other occupancy agreement relating to such premises on terms and conditions mutually acceptable to the Parties, acting reasonably, pending the delivery of the landlord’s consent to the assignment of the applicable Non-Assigned Lease, and the applicable Seller shall take or cause to be taken such reasonable action in its name or otherwise as Buyer or the applicable Designated Buyer Affiliate shall reasonably require so as to provide Buyer or the applicable Designated Buyer Affiliate with, and/or not deprive, Buyer or the applicable Designated Buyer Affiliate of, the benefit of quiet and uninterrupted use and possession of the applicable premises for its conduct of the Diagnostics Business;

(iii)
on the Closing, to the extent permitted by Applicable Law and the provisions of such Non-Assigned Lease, the Buyer or the applicable Designated Buyer Affiliate shall access and occupy the applicable premises under such sublease, licence or other form of occupancy agreement, shall comply with the obligations of the occupant of the applicable premises under the provisions of the applicable Non-Assigned Lease (including without limitation, repair of any damage to the premises caused by the Buyer or the applicable Designated Buyer Affiliate, and insurance for its own operations) and shall, provided access and occupancy is obtained and during the period that the Buyer or the applicable Designated Buyer Affiliate enjoys and/or is not deprived of the benefit of quiet and uninterrupted use and possession of the applicable Leased Premises (other than as a result of force majeure or a default by the Buyer or Designated Buyer Affiliate under the applicable sublease, licence or other form of occupancy agreement or the applicable landlord under the Non-Assigned Lease) for the conduct of the Diagnostics Business from such premise, promptly reimburse the applicable Seller for or, at the written direction of such Seller pay directly to the landlord, the rents (including any applicable Taxes) and all other amounts payable by the tenant under the Non-Assigned Lease, including utility costs, realty Taxes and common area charges, in respect of the applicable premises accruing from and after the Closing Time, but for greater certainty shall not be responsible for the payment of any amount due by the tenant prior to the Closing Time, or in respect of obtaining the consent, or the consequences of the failure to obtain the consent of the landlord to the assignment of the Non-Assigned Lease;

(iv)
MDS shall, or shall cause the applicable Seller (if other than MDS), as may be the case, to and Buyer shall, continue to use commercially reasonable efforts to obtain and deliver the applicable landlord’s consent to the assignment to the Buyer or the applicable Designated Buyer Affiliate of the applicable Non-Assigned Lease, and in the event that such consent is not obtained and delivered within eighteen (18) months after the Closing Date, then, at the option of the Buyer or the applicable Designated Buyer Affiliate, the foregoing interim occupancy arrangement shall come to an end on the last day of the eighteenth (18th) month following the Closing Date, the Buyer or the applicable Designated Buyer Affiliate shall remove all of the Purchased Assets from the applicable premises, the applicable Non-Assigned Lease shall be deemed to be an Excluded Asset, and all obligations of the Buyer or the applicable Designated Buyer Affiliate with respect to such Non-Assigned Lease shall terminate; and

(v)
Buyer shall have reasonable access to all MDS personnel, information and data as may be reasonably required or requested by Buyer in connection with the obligations of MDS to obtain and deliver the applicable landlord’s consent to the assignment of the applicable Non-Assigned Lease to the Buyer or the applicable Designated Buyer Affiliate. From and after this date, MDS shall keep Buyer apprised of its activities concerning its obtaining and delivering such applicable landlord consents including, without limitation providing the Buyer with monthly reports identifying which additional consents have been obtained, whether there were any changes in the status of discussions with the landlords, and identifying the parties contacted and the statements made in connection with all outstanding consents. MDS shall consult with and provide Buyer with all reasonable opportunities to assist MDS in such activities and agrees to consider, in good faith, all Buyer input and requests provided in the course of the aforementioned activities of MDS in respect of such applicable landlord consents and not to unreasonably refuse to take into account and/or implement any reasonable Buyer requests or input received.

2.4 Place of Closing

The Closing shall take place at the Closing Time at the offices of Fasken Martineau DuMoulin LLP, Toronto, Ontario, or at such other place as may be agreed upon by the Parties.

2.5 Closing Time

Notwithstanding any provision herein to the contrary, the transactions comprising the Closing shall be effective in the sequence contemplated in Schedule 2.5.

ARTICLE 3

CONSIDERATION FOR PURCHASED ASSETS

3.1 Purchase Price; Holdback Amount

(a)
Subject to Section 2.2 and to the adjustments set forth in Sections 3.1(a)(iv), 3.4, 3.5 and 3.6 and Schedule 3.1, the purchase price (the “Purchase Price”) payable to MDS or as MDS directs for all of the Purchased Assets, the Replacement Contracts and the Migrating Assets is $801,000,000. The cash amount payable on Closing (the “Closing Cash Amount”) is equal to the Purchase Price less (i) the amount of the Estimated Long-Term Liabilities; (ii) a contribution of capital of $7,000,000 being the amount of cash, which together with the Target Working Capital will permit Buyer immediately after the Closing Time to carry on the Diagnostics Business in the ordinary course of business; (iii) the Holdback Amount; and (iv) the aggregate amount of the net proceeds received by MDS or any Operators from the sale of any assets Primarily related to the Diagnostics Business since April 30, 2006 to the extent that, in respect of any sale completed, such net proceeds are not less than $100,000 and have been distributed to MDS or the partners of MDS ONT LP, as applicable. Buyer acknowledges that the Purchase Price does not include any amount payable by Buyer as contemplated under Subsection 3.10(c). MDS shall provide a statement of the Estimated Long-Term Liabilities to the Buyer three Business Days prior to the Closing Date. MDS acknowledges that the Purchase Price is inclusive of the purchase price consideration payable by Buyer or the applicable Designated Buyer Affiliate to MDS under a Regional Purchase Agreement. Consequently, appropriate adjustments shall be made to the Closing Cash Amount to reflect the actual purchase price paid under all Regional Purchase Agreements.

(b)
The Parties covenant and agree that the Holdback Amount shall be calculated under, governed by the principles set forth in, and released and paid to MDS subject to the terms and conditions prescribed by, Schedule 3.1.

3.2 Post-Closing Audit

(a)
Forthwith following the Closing Time, MDS shall cause its auditor, Ernst & Young LLP, to conduct an audit of the MDS Diagnostics Division in order to prepare the Closing Balance Sheet. Based on the Closing Balance Sheet, MDS shall prepare the unaudited Closing Regional Balance Sheet and the calculation of the Working Capital of the MDS Diagnostics Division in Ontario and Quebec and the head office of the MDS Diagnostics Division as at the Closing Time. The Closing Balance Sheet, the Closing Regional Balance Sheet and such calculation of Working Capital shall be prepared on a combined basis in accordance with GAAP, applied on a basis consistent with the Financial Statements. Buyer shall co-operate with MDS and Ernst & Young LLP and shall provide to such Persons copies of all financial and other records and access to all necessary personnel required to conduct the audit and prepare the Closing Balance Sheet, the Closing Regional Balance Sheet and calculation of Working Capital. At the request of MDS, Buyer shall provide assistance in the preparation of the Closing Balance Sheet, the Closing Regional Balance Sheet and the calculation of Working Capital.

(b)
MDS shall co-operate with Buyer in conducting such audit and will provide to Buyer and its auditor copies of all working papers prepared by MDS for review. Representatives of Buyer or Buyer’s auditor are permitted to be present at, and to participate in, any inventory counts and any other procedures used in preparing the Closing Balance Sheet, Closing Regional Balance Sheet and calculation of Working Capital. A copy of the Closing Balance Sheet, Closing Regional Balance Sheet and Working Capital calculation shall be delivered to each Party within seventy-five (75) days of the Closing Date.

(c)
If Buyer objects to any of the Closing Balance Sheet, the Closing Regional Balance Sheet and the calculation of Working Capital, then Buyer shall prepare and deliver to MDS a statement (an “Objection Notice”) setting forth the matters that are the subject of Buyer’s objection and Buyer’s position including reasonable details of calculations on or before the thirtieth (30th) day after the delivery of such statements and calculation. The Parties shall then use reasonable efforts to resolve such objection for a period of twenty (20) days following the delivery of the Objection Notice. If the matter is not resolved by the end of such twenty (20) day period, then the matters remaining in dispute will be referred to the CEO of each Party to attempt to resolve within ten (10) days after the date of referral. If the matter is not resolved within such ten (10) day period, then the items remaining in dispute shall be submitted by the Parties to arbitration in accordance with Article 9. If Buyer fails to deliver an Objection Notice within the thirty (30) day period, it shall be deemed to have agreed to the Closing Balance Sheet, the Closing Regional Balance Sheet and Working Capital calculation which shall then be final and binding upon the Parties.

(d)
The “Working Capital Adjustment Date” shall be the date that is three (3) Business Days after (i) the date Buyer agrees in writing or is deemed under clause (c) above to agree to the Closing Balance Sheet, the Closing Regional Balance Sheet and Working Capital calculation, whichever is earlier or (ii) if Buyer issues an Objection Notice in accordance with the foregoing, the date the Parties agree to the Closing Balance Sheet, the Closing Regional Balance Sheet and the calculation of Working Capital or the date the Closing Balance Sheet, the Closing Regional Balance Sheet and Working Capital calculation are finally determined by arbitration as contemplated by this Section, whichever is earlier.

3.3 Determination of Value of Inventory, Accounts Receivable

For the purposes of Section 3.4, (a) Inventory shall be valued at the lower of actual cost or market value determined in accordance with GAAP, applied on a basis consistent with the Financial Statements; and (b) the value of the Accounts Receivable at the Closing Time shall be the amount included in the Closing Balance Sheet (and the Closing Regional Balance Sheet) less an amount equal to the balance of Accounts Receivable owed by Persons other than a Governmental Authority or hospital that are older than 90 days and for which no provision has been made in the Closing Balance Sheet (and the Closing Regional Balance Sheet) and less the amount of any Accounts Receivable excluded as an asset in the definition of Ontario Assets and Quebec Assets. For greater certainty, in determining Working Capital, any liability for Taxes arising from or in connection with the implementation of the Buyer Purchase Structure shall be valued at zero.

3.4 Working Capital Adjustment

On the Working Capital Adjustment Date, the Purchase Price shall be adjusted in accordance with Section 3.5 and as follows:

(a)
the amount of any decrease in Working Capital of the MDS Diagnostics Division in Ontario and Quebec and the head office of the MDS Diagnostics Division as at the Closing Time from the Target Working Capital shall be deducted from the Purchase Price and the amount of any increase in Working Capital of the MDS Diagnostics Division in Ontario and Quebec and the head office of the MDS Diagnostics Division as at the Closing Time from the Target Working Capital shall be added to the Purchase Price, each on a dollar for dollar basis; and

(b)
the Purchase Price shall be increased, on a dollar for dollar basis, by the amount that the cash, marketable securities and other cash equivalents as set forth on the Closing Balance Sheet (and the Closing Regional Balance Sheet) exceeds the Petty Cash included in the Working Capital of the MDS Diagnostics Division in Ontario and Quebec and the head office of the MDS Diagnostics Division, and the aggregate or net payment required under this Section 3.4 shall be made by the appropriate Party to the other Party on the Working Capital Adjustment Date.

3.5 General Adjustments

The Parties shall make, without duplication, and provided that such adjustments are not already provided for on the Closing Balance Sheet and the Closing Regional Balance Sheet, the usual adjustments relating to the sale of the Purchased Assets as of the Closing Time and such adjustments shall be readjusted, if necessary, on the Working Capital Adjustment Date. Adjustments shall include:

(a)	Realty Taxes, etc. All amounts paid or payable with respect to realty Taxes, local improvements and other amounts usually adjusted with respect to the Real Property included in the Purchased Assets;

(b)
Charges Under Leases. All amounts paid or payable to or by MDS or an Operator under the Leases included in the Purchased Assets including, without limitation, rental (including percentage rental, prepaid rent and security deposits), Taxes (including contributions by lessees to real estate Taxes), common area maintenance charges or contributions towards operating expenses, utilities charges, business Taxes, merchant’s association and advertising fees and occupancy costs;

(c)
Adjustments Under Contracts and Equipment Leases. All amounts paid or payable by, or in the case of amounts such as rebates or royalties, payable to, any Seller under the Contracts and Equipment Leases (including any deposits) included in the Purchased Assets;

(d)
Employee Remuneration and Benefits. Wages, bonuses, commissions, sick pay, vacation pay, contributions to Benefit Plans and other remuneration and health, welfare or other benefits accrued, paid or payable by any Seller to or in respect of the Ontario Employees and Quebec Employees who accept the offer of employment of Buyer or a Designated Buyer Affiliate; and

(e)	Fuel, Utilities, etc. All fuel, water, telephone and other utility charges paid or payable by any Seller in respect of the Real Property included in the Purchased Assets.

Notwithstanding the foregoing, no adjustment shall be made in respect of any one of the aforementioned class of items specified in Subsections 3.5(a) through (c) and (e) unless the particular adjustment amount (the “Threshold Adjustment”) in respect of an item in such class is at least $25,000. Any readjustments and payment therefor shall be made by the appropriate Party on the Working Capital Adjustment Date. Without limiting the foregoing in respect of Leases, the Parties acknowledge that certain adjustments and payments therefor under each Lease included in the Purchased Assets such as common area charges, realty Taxes and contributions towards operating expenses, shall be made when the lessor under that Lease provides to Buyer or the applicable Designated Buyer Affiliate a final adjustment amount in respect of such Lease for the lease years for which no such adjustment has been given to Sellers at the Working Capital Adjustment Date. Once the Threshold Adjustment is obtained in respect of any one of the aforementioned items, Buyer or the applicable Designated Buyer Affiliate shall provide to MDS a copy of the adjustment(s) received from the applicable third party within ten (10) days of receipt of same and the payment of any readjustment between the Parties based upon the information contained in such third party’s adjustments shall be made by the appropriate Party promptly thereafter.

3.6 Long-Term Liability and Other Adjustments

(a)
On the Working Capital Adjustment Date, the Closing Cash Amount and Assumed Liabilities shall be adjusted as follows: (i) the Assumed Liabilities shall be decreased and the Closing Cash Amount shall be increased by the amount that the Assumed Long-Term Liabilities of the MDS Diagnostics Division in Ontario and Quebec and the head office of the MDS Diagnostics Division as at the Closing Time is less than the Estimated Long-Term Liabilities and (ii) the Assumed Liabilities shall be increased and the Closing Cash Amount shall be decreased by the amount that the Assumed Long-Term Liabilities of the MDS Diagnostics Division in Ontario and Quebec and the head office of the MDS Diagnostics Division as at the Closing Time exceeds the Estimated Long-Term Liabilities, each on a dollar for dollar basis and the aggregate or net payment required under this Section 3.6 shall be made by the appropriate Party to the other Party on the Working Capital Adjustment Date.

(b)
Notwithstanding the provisions of Sections 3.2 and 3.4, if, prior to the date that is eighteen (18) months after the Closing Time (the “Accrual Adjustment Date”), it is determined that a Liability provided for on the Closing Balance Sheet which is based on an estimate made in accordance with GAAP (including in respect of claims reported but not incurred under applicable health and dental Benefit Plans of the Employees) is less than or more than the actual amount paid by MDS or an Affiliate thereof in respect of such Liability, provided the difference between the accrual and the actual Liability is at least $25,000, the Purchase Price shall be reduced or increased, respectively, each on a dollar for dollar basis and Buyer or MDS shall pay the other party, as appropriate, the amount of such difference within ten (10) Business Days of the Accrual Adjustment Date.

3.7 Interest

Any adjustments to the Purchase Price payable in accordance with Sections 3.4 and 3.5 and any amount payable pursuant to Section 3.6 shall bear interest at the Prime Rate calculated from the earlier of the date the adjustment is due or 120 days after the Closing Date to the date of payment of the adjustment.

3.8 Allocation of Purchase Price

The Parties shall allocate $1,000 to the Non-Competition Agreement and the balance of the Purchase Price among the Purchased Assets, the Replacement Contracts and the Migrating Assets as mutually agreed and as set forth in Schedule 3.8 - Purchase Price Allocation.

The Parties agree that the amount of the Purchase Price allocated to each Purchased Asset, Replacement Contract, Migrating Asset and the Non-Competition Agreement is the fair market value thereof and agree to file all returns and forms, and provide all information, under the ITA and any applicable taxing statute or regulation, on the basis of the agreed allocation.

If the Purchase Price is adjusted pursuant to the terms of this Agreement, appropriate adjustments shall be made by the Parties jointly to the allocations set forth in this Section 3.8. The Parties shall file their respective Tax Returns in a manner that reflects and is consistent with the foregoing. The Parties agree to amend any Tax filings or elections as may be required or as may be reasonable to reflect any revisions to the allocations under this Section 3.8.

3.9 Payment of Purchase Price

At the Closing Time, Buyer or the applicable Designated Buyer Affiliate shall pay and satisfy the Purchase Price as follows:

(a)	Buyer or the applicable Designated Buyer Affiliate shall assume, pay, perform and discharge the Assumed Liabilities in accordance with their terms;

(b)
Buyer or the applicable Designated Buyer Affiliate shall pay the Closing Cash Amount to or to the order or at the direction of the Sellers in accordance with Schedule 3.8 - Purchase Price Allocation by wire transfer of immediately available funds to one or more bank accounts as directed by the Sellers prior to the Closing Time; and

(c)
as to the Holdback Amount, by release and payment of all or such portions thereof in accordance with Schedule 3.1 to or to the order or at the direction of the applicable Seller in accordance with Schedule 3.1, in full satisfaction thereof, subject to the adjustments to be made pursuant to Sections 2.2, 3.1(a)(iv), 3.4, 3.5 and 3.6 and Schedule 3.1.

3.10 Transfer Taxes and Tax Elections

(a)
Where permitted by Applicable Law, Buyer or the applicable Designated Buyer Affiliate and the applicable Seller of the Ontario Assets and Quebec Assets shall each execute on Closing and file a joint election under section 22 of the ITA and the corresponding provisions of any other applicable taxing statute or regulation, within the prescribed time periods, in respect of the Accounts Receivable of the applicable Seller included in the Purchased Assets and shall designate in such election an amount equal to the portion of the Purchase Price allocated to such Accounts Receivable as the consideration paid by Buyer therefor.

(b)
To the extent that a Seller has received an amount in respect of services not rendered or goods not delivered and has an Assumed Liability arising therefrom and Purchased Assets having a fair market value equal to such amounts are transferred to Buyer or the applicable Designated Buyer Affiliate as payment for such Assumed Liabilities, the applicable Seller and Buyer or the applicable Designated Buyer Affiliate shall execute on Closing and file an election pursuant to the provisions of subsection 20(24) of the ITA and the corresponding provisions of any applicable taxing statute or regulation within the prescribed time periods.

(c)
Buyer or the applicable Designated Buyer Affiliate shall remit direct to the appropriate Governmental Authority, all sales and transfer Taxes, registration charges and transfer fees payable by it in respect of the purchase and sale of the Purchased Assets, the Replacement Contracts and the Migrating Assets under this Agreement, and upon the request of MDS or a Seller, the payor shall furnish proof of such payment except that all Taxes properly collectable by a Seller on the sale of the Purchased Assets, the Replacement Contracts and the Migrating Assets (including any GST) shall be paid by Buyer or the applicable Designated Buyer Affiliate to the Seller on Closing in addition to the Purchase Price.

(d)
Where permitted by Applicable Law, the applicable Seller and Buyer or the applicable Designated Buyer Affiliate shall, at the Closing, elect jointly pursuant to the provisions of subsection 167(1) of the Excise Tax Act (Canada) and under any similar provision of any applicable provincial legislation in the form prescribed for the purposes of that provision, in respect of the sale and transfer of the Purchased Assets and Migrating Assets of the applicable Seller hereunder, that for purposes of such legislation no GST (and any comparable provincial Taxes) is payable on the purchase of such Purchased Assets and Migrating Assets, provided, however, that Buyer or the applicable Designated Buyer Affiliate shall be responsible and indemnify and hold harmless Sellers for any GST (and any comparable provincial Taxes) to the extent payable notwithstanding this election plus any interest and/or penalties payable as a consequence thereof.

3.11 Excluded Liabilities

Neither Buyer nor any Designated Buyer Affiliate shall assume or have any obligation to discharge, perform or fulfill any Liabilities of Sellers of any kind whatsoever other than the Assumed Liabilities (collectively, the “Excluded Liabilities”), all of which shall remain obligations of Sellers. For greater certainty, Excluded Liabilities shall include any Liabilities of Sellers or Operators arising, directly or indirectly, from the claims or causes of action of any third party with an interest in any of the Operators or their Affiliates, Toronto Labs and Windsor Labs and any Liabilities of the Sellers or Operators arising from their failure to obtain prior to Closing the consent of [REDACTED] to the Buyer or a Designated Buyer Affiliate.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES

4.1 Representations and Warranties of MDS

MDS represents and warrants to Buyer and Designated Buyer Affiliates as set forth in the following Subsections of this Section 4.1. Buyer acknowledges that all representations and warranties made by MDS in this Agreement are qualified in their entirety by the information and exceptions disclosed in the Disclosure Letter and the schedules thereto. Without limiting the foregoing, all representations and warranties of MDS with respect to the assets, the Liabilities, employees, Benefit Plans and other labour matters, Taxes and business and operations of the Operators are qualified to the extent of any action taken or omitted to be taken or Liability incurred in connection with or in any way related to the implementation of the Buyer Purchase Structure.

4.1.1 Corporate Matters

(a)
Each of the Ontario GP and MDS Quebec (each a “Corporate Operator”) and MDS is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation. MDS ONT LP (the “Partnership Operator”) is a limited partnership duly formed and validly existing under the laws of its jurisdiction of formation. No proceedings have been taken or authorized by MDS or an Operator or, to the best of MDS’ knowledge, by any other Person, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding up of MDS or an Operator. To the knowledge of MDS, Toronto GP (the “Non-Controlled Corporate Operator”) is a corporation duly incorporated and validly existing under the laws of its jurisdiction. To the knowledge of MDS, Toronto Labs (a “Non-Controlled Partnership Operator”) is a limited partnership duly formed and validly existing under the laws of its jurisdiction of formation. To the knowledge of MDS, no proceedings have been taken or authorized by MDS or a Non-Controlled Operator or by any other Person with respect to the bankruptcy, insolvency, liquidation, dissolution or winding up of a Non-Controlled Operator.

(b)
MDS has all necessary corporate power and capacity to execute and deliver, and to observe and perform its covenants and obligations under, this Agreement and the Closing Documents to which it is a party. MDS has taken all corporate action necessary to authorize its execution and delivery of, and the observance and performance of its covenants and obligations under, this Agreement and the Closing Documents to which it is a party.

(c)
(i) MDS Quebec has all necessary corporate power and capacity and, subject to the LPBP Consent, MDS ONT LP has all necessary power and capacity under the partnership agreement governing it to execute and deliver and perform its covenants and obligations under the Closing Documents to which it will be a party; and (ii) MDS Quebec has taken all corporate action necessary and, subject to the LPBP Consent, MDS ONT LP has taken all action necessary under the partnership agreement governing it to authorize the execution and delivery of, and the observance and performance of its covenants and obligations under the Closing Documents to which it will be a party.

(d)
MDS, each Corporate Operator and, to the knowledge of MDS, the Non-Controlled Corporate Operator has all necessary corporate power and capacity, and the Partnership Operator and, to the knowledge of MDS, the Non-Controlled Partnership Operator has all necessary power and capacity under the partnership agreement governing it, to own or lease the Purchased Assets owned or leased by it and to carry on the Diagnostics Business as presently carried on by it. Neither the nature of the Diagnostics Business nor the location or character of any of the Purchased Assets requires MDS or any Operator to be registered, licensed or otherwise qualified as an extra-provincial or foreign corporation or partnership or to be in good standing in any jurisdiction other than (i) jurisdictions where it is duly registered, licensed or otherwise qualified and in good standing for such purpose or (ii) to the extent that any failure to be so qualified either individually or in the aggregate, would not have a Material Adverse Effect.

(e)
This Agreement has been duly executed and delivered by MDS and, subject to the LPBP Consent, the Closing Documents to be entered into by a Seller will be duly executed and delivered by such Seller. This Agreement constitutes a valid and binding obligation of MDS enforceable against MDS in accordance with its terms and, subject to the LPBP Consent, each such Closing Document will constitute a valid and binding obligation of the applicable Seller enforceable against such Seller in accordance with its terms.

4.1.2 Absence of Conflicting Agreements

None of the execution and delivery of, or the observance and performance by any Seller of, any covenant or obligation under this Agreement or any Closing Document to which such Seller is or will be a party:

(a)
contravenes or results in, or will contravene or result in, a violation of or a default under (with or without the giving of notice or lapse of time, or both) or in the acceleration of any obligation under:

(i)
subject to the consents to the within transactions and the rights of the third parties contemplated in Subsection 2.1(b) and the LPBP Consent, the articles or by-laws of MDS or each Corporate Operator or the partnership agreement governing the Partnership Operator;

(ii)
except for the Leases, the Equipment Leases and the Contracts included in the Purchased Assets and the Shared Contracts, the consent to the assignment or transfer of which or a change of control of the party thereto which may be required from landlords or other third parties thereunder in connection with the Closing, the consents to the within transactions and the rights of the third parties contemplated in Subsection 2.1(b) and the LPBP Consent as set forth in, and in addition to the others set forth in, Section 4.1.2 of the Disclosure Letter, the provisions of any material agreement, lease, mortgage or security document to which MDS or any Operator is a party; except, in each case any contravention, violation, default under or acceleration of any obligations under any such agreement, lease, mortgage or security document that would not have a Material Adverse Effect individually or in the aggregate;

(iii)	subject to Subsection 5.1.4(d), Applicable Law; or

(b)	will result in the creation or imposition of any material Encumbrance on an Operator or any of the Purchased Assets except as set forth in Section 4.1.2 of the Disclosure Letter.

4.1.3 Regulatory Approvals

Except as set forth in Section 4.1.3 of the Disclosure Letter, no consent, approval, or authorization of, or registration or filing with, any Governmental Authority is required by MDS, any Operator or, to the knowledge of MDS, any Non-Controlled Operator in connection with the execution and delivery by MDS of this Agreement or by any Seller of any Closing Document to which it will be a party or the observance and performance by a Seller of its obligations under this Agreement or such Closing Documents to which it will be a party other than the Regulatory Consents and other than those consents, approvals, authorizations, registrations, declarations or filings with any Governmental Authority which are routine post-closing notifications or filings or those the absence of which will not have a Material Adverse Effect.

4.1.4 Title to Assets

(a)
The Persons set forth in Section 4.1.4 of the Disclosure Letter are the registered and beneficial owners of the Real Property, with good and marketable title thereto and the Sellers collectively are the legal and beneficial owners of the remaining Purchased Assets, and on completion of the applicable Migration Project (as defined in the Migration Agreement) under the Migration Agreement pertaining to a Migrating Asset and, upon a Seller and the applicable third party entering into a Replacement Contract, MDS or the applicable Seller will be the legal and beneficial owner or authorized licensor of such Migrating Assets and Replacement Contracts, in each case with good and valid title thereto, in each case free and clear of any Encumbrances, except for Permitted Encumbrances.

(b)
Notwithstanding subsection (a), the Sellers collectively, in respect of each of the Purchased Assets comprising Technical Information, are the legal and beneficial owners of the Technical Information with good and valid title thereto, free and clear of any Encumbrances, except for Permitted Encumbrances, and the applicable Seller has a valid and legally enforceable right in Canada and the United States to use (inclusive of the right to commercially exploit and further license and convey) the Technical Information free from third party interference.

(c)
Notwithstanding subsection (a), the Sellers collectively, in respect of each of the Purchased Assets comprising Proprietary IP, are the sole and exclusive owner in Canada and the United States of all Proprietary IP included in the Purchased Assets, free and clear of all Encumbrances, except for Permitted Encumbrances.

4.1.5 No Options

Except as set forth in Section 4.1.5 of the Disclosure Letter, no Person other than Buyer has any written agreement, option, warrant, privilege or right, or any right capable of becoming any of the foregoing for the purchase from a Seller of any of the Purchased Assets or the Replacement Contracts.

4.1.6 Litigation

Except as set forth in Section 4.1.6 of the Disclosure Letter, there is no claim, demand, suit, action, cause of action, dispute, proceeding, investigation, inquiry, litigation, grievance, arbitration, governmental proceeding or other proceeding including appeals and applications for review, in progress against, by or relating to or affecting the Purchased Assets, the Replacement Contracts or the Diagnostics Business, nor, to the knowledge of MDS are any of the same threatened, which if decided adversely to MDS or an Operator would have a Material Adverse Effect. There is no Order outstanding against MDS or any Operator that affects the Diagnostics Business or any of the Purchased Assets except those that would not have a Material Adverse Effect.

4.1.7 The Financial Statements

(a)	The Financial Statements and Quarterly Statements:

(i)	have been prepared in accordance with Generally Accepted Accounting Principles, applied on a basis consistent with that of the preceding periods; and

(ii)
present fairly, in all material respects, the assets, Liabilities (whether accrued, absolute or contingent) and the financial position of the MDS Diagnostics Division and the results of the operations of the MDS Diagnostics Division as at the dates thereof and for the periods covered thereby in accordance with GAAP.

(b)	The Regional Financial Statements:

(i)	have been prepared in accordance with Generally Accepted Accounting Principles, applied on a basis consistent with that of the Financial Statements; and

(ii)
present fairly, in all material respects, the assets, Liabilities and the financial position of the MDS Diagnostics Division in Ontario and Quebec and the head office of the MDS Diagnostics Division and the results of the operations of the MDS Diagnostics Division in Ontario and Quebec and the head office of the MDS Diagnostics Division as at the dates thereof and for the period covered thereby in accordance with GAAP.

4.1.8 Absence of Changes

Except as set forth in Section 4.1.8 of the Disclosure Letter or as contemplated by this Agreement, since the date of the Financial Statements:

(a)	each Operator and, to the knowledge of MDS, each Non-Controlled Operator has conducted the Diagnostics Business carried on by it in the ordinary course;

(b)
there has not been any material change in the condition of the Diagnostics Business, the Purchased Assets, the Replacement Contracts or the financial position or results of operations of MDS Diagnostics Division in Ontario and Quebec other than changes reflected in the Quarterly Statements and changes in the ordinary course of business, and such changes have not, either individually or in the aggregate, had a Material Adverse Effect;

(c)
there has not been any damage, destruction, loss, technology failure, labour dispute, organizing drive, application for certification or other event, development or condition of any character (whether or not covered by insurance) which has had or would reasonably be expected to have a Material Adverse Effect.

4.1.9 Absence of Unusual Transactions

Except as set forth in Section 4.1.9 of the Disclosure Letter or as contemplated by this Agreement, since the date of the Financial Statements:

(a)
neither MDS nor any Operator has increased (or offered to increase) the compensation paid or payable to the Employees or increased (or offered to increase) the benefits to which the Employees are entitled under any benefit or pension plan of such Person or created (or offered to create) any new benefit or pension plan for the Employees or entered into any Contract with an Employee, in each case other than in the ordinary course of business;

(b)
no Seller has created any Encumbrance on any of the Purchased Assets or the Replacement Contracts or suffered or permitted any such Encumbrance that has arisen on the Purchased Assets or the Replacement Contracts since that date to remain, other than Permitted Encumbrances;

(c)	no Operator has:

(i)	changed its accounting practices or policies in any material respect;

(ii)
modified, amended or terminated any Contract to which it is or was a party, or waived or released any right which it has or had, other than in the ordinary course of its business or that has not individually or in the aggregate had or would reasonably be expected to have a Material Adverse Effect;

(iii)	incurred any material debt, liability or obligation for borrowed money, or incurred any other material debt, liability or obligation, except in the ordinary course of its business;

(iv)
nor MDS relating to the Diagnostics Business, suffered an operating loss or any unusual or extraordinary loss, or entered into any commitment or transaction not in the ordinary course where such loss, commitment or transaction is or would be material in relation to the Purchased Assets or the Diagnostics Business;

(v)	except as set forth in Section 4.1.9 of the Disclosure Letter, nor MDS relating to the Diagnostics Business, hired or dismissed any senior Employees;

(vi)
except as set forth in Section 4.1.9 of the Disclosure Letter, nor MDS relating to the Diagnostics Business, directly or indirectly, engaged in any transaction, made any loan or entered into any arrangement with any officer, director, partner, shareholder, Employee (whether current or former or retired), consultant, independent contractor or agent of MDS or an Operator, except in the ordinary course and consistent with past practice; and

(vii)
except as set forth in Section 4.1.9 of the Disclosure Letter, nor MDS relating to the Diagnostics Business, deferred any capital expenditures or commitments therefor which were budgeted for in the capital expenditure budgets of the Diagnostics Business for the current fiscal year or would have been made in the ordinary course;

(d)	no Corporate Operator nor, to the knowledge of MDS, any Non-Controlled Corporate Operator, has issued or sold any shares, bonds or other securities of any type whatsoever;

(e)	no Partnership Operator nor, to the knowledge of MDS, any Non-Controlled Partnership Operator, has issued or sold any units, partnership interests or other securities of any type whatsoever;

(f)	neither MDS nor the Operators have authorized, agreed or otherwise become committed to do any of the matters set forth in paragraphs (c), (d) and (e) above; and

(g)	to the knowledge of MDS, no Non-Controlled Operator has authorized, agreed or otherwise become committed to do any of the matters set forth in paragraphs (d) and (e) above.

4.1.10 Compliance with Applicable Law

MDS, each Operator and, to the knowledge of MDS, each Non-Controlled Operator has operated that part of the Diagnostics Business presently operated by it and currently operates such Diagnostics Business in compliance with all Applicable Laws in all material respects.

4.1.11 Sufficiency of Purchased Assets

The Purchased Assets owned, leased or otherwise held by the Sellers are, together with the Migrating Assets, the Replacement Contracts and the Limited Trade Mark Licence, sufficient to carry on the Diagnostics Business as presently conducted by the Sellers, subject to clauses (a), (d), (k), (o) and, to the extent used in the Diagnostics Business, (e) of the definition of the Excluded Assets, all Employees, and any services to be provided by MDS or a third party to the Buyer and/or any Designated Buyer Affiliates after the BC Closing under the Migration Agreement. It being acknowledged that the Parties have agreed to the Migrating Assets and the Replacement Contracts under Sections 5.10 and 5.14 and MDS makes no representation or warranty as to the sufficiency of the Migrating Assets and the Replacement Contracts and shall have no liability therefor. Except as set forth in Schedule F1 to the Disclosure Letter, Schedule F to the Disclosure Letter lists all employees necessary to carry on the Diagnostics Business as presently conducted by each such Seller.

4.1.12 Licences

Except as set forth in Section 4.1.12 of the Disclosure Letter, each Operator and, to the knowledge of MDS, each Non-Controlled Operator, possesses all Licences material to the conduct of the Diagnostics Business carried on by it and each such Licence of any Operator and, to the knowledge of MDS, a Non-Controlled Operator is in full force and effect and each Operator and, to the knowledge of MDS, each Non-Controlled Operator is in compliance with the terms and conditions of such Licences in all material respects and, to the knowledge of MDS, no proceeding is pending or threatened to revoke or limit any such Licence. Each Licence of an Operator material to the conduct of the Diagnostics Business carried on by it is listed in Section 4.1.12 of the Disclosure Letter.

4.1.13 Employees, Labour Matters

(a)	Schedule F annexed to the Disclosure Letter contains as at August 28, 2006:

(i)	the employee identification number and titles of all Employees together with the location of their employment;

(ii)	the date each Employee was hired;

(iii)	a list of all employment offers made by MDS or an Operator to an executive Employee or an Employee with a total annual salary which exceeds $150,000;

(iv)	the rate of annual remuneration or hourly wage of each Employee at the date hereof and all bonuses, incentive schemes, benefits and other compensation to which such Employee is entitled;

(v)	the amount of vacation pay to which each Employee is entitled on the date hereof; and

(vi)
the contractor identification letter of all independent contractors that regularly provide material services to an Operator (or, to the extent the services relate exclusively to the Diagnostics Business, MDS) pursuant to a consulting arrangement and their annual remuneration.

(b)
Except as disclosed in Section 4.1.13 of the Disclosure Letter, no Employee is employed under a contract which cannot be terminated by his or her employer with appropriate notice and there are no retention, change of control or deal bonuses or other compensation or benefits payable by the Buyer or the Operators pertaining to the sale of the Diagnostics Business. MDS and each Operator has withheld and remitted or paid to the relevant Governmental Authority all income Taxes, employment insurance contributions, Canada Pension Plan contributions and any Taxes or other amounts which it is required by statute to withhold and remit or pay to any Governmental Authority in respect of its Employees.

(c)
Except as disclosed in Section 4.1.13 of the Disclosure Letter, there are no outstanding charges or inspection Orders made under the Occupational Health and Safety Act (Ontario) or similar legislation of any jurisdiction in which the Diagnostics Business is carried on by an Operator in respect of the Diagnostics Business carried on by such Operator nor, to the knowledge of MDS, are any charges pending or threatened in writing under such legislation.

(d)
There are no outstanding notices of assessment, provisional assessment, reassessment, supplementary assessment, penalty assessment or increased assessment (collectively, “assessments”) which any Operator has received from any workers’ compensation board or similar authority and there are no material assessments which are unpaid on the date hereof or which will be unpaid at the Closing Time.

4.1.14 Collective Agreements

No Operator, or to the knowledge of MDS, any Non-Controlled Operator, is a party to a collective agreement. No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any Employees by way of certification, interim certification, voluntary recognition, or successor rights, or, to the knowledge of MDS, has applied or threatened to apply to be certified as the bargaining agent of any of such employees. To the knowledge of MDS, no material work stoppage or other material labour dispute in respect of the Diagnostics Business is pending or threatened.

4.1.15 Benefit Plans

(a)
Section 4.1.15 of the Disclosure Letter contains a true and complete list of all Benefit Plans of the Diagnostics Business and identifies which of such Benefit Plans is a Pension Plan. Except as disclosed at Section 4.1.15 of the Disclosure Letter, neither MDS nor any Operator has a formal plan or commitment to create any additional Benefit Plan or to modify, amend or change any existing Benefit Plan that would affect any Employee or former employee of the Diagnostics Business, except such modification, amendment or change as may be required to be made to secure the continued registration of any existing Benefit Plan with any applicable Governmental Authority or to reflect annual premium changes in the ordinary course of business.

(b)	With respect to each of the Benefit Plans, MDS has made available to Buyer true, correct and complete copies of each of the following documents:

(i)	a copy of the current terms of the Benefit Plan;

(ii)
if the Benefit Plan is funded through a trust or any third party funding arrangement, a copy of the current trust or other funding agreement (including all amendments thereto) and the most recent financial statements thereof;

(iii)
all current material Contracts relating to the Benefit Plan with respect to which MDS or an Operator may have any Liability, including insurance contracts, investment management agreements, subscription and participation agreements and record keeping agreements;

(iv)	the most recent financial, accounting, actuarial valuation or other report, as applicable, of each Benefit Plan whether or not such report is required by Applicable Law; and

(v)	the most recent annual information returns filed with Governmental Authorities in respect of each Benefit Plan for which such filing is required by Applicable Law.

(c)
Except as disclosed in Section 4.1.15 of the Disclosure Letter, no material changes have occurred in respect of any Benefit Plan since the date of the most recent financial, accounting, actuarial or other report, as applicable, issued in connection with any Benefit Plan, which could reasonably be expected to adversely affect the relevant report (including rendering it misleading in any material respect), other than changes arising as a result of the experience of the Benefit Plan or changes in the assumptions or methods used in the most recent report.

(d)	None of the Sellers has received, or applied for, any payment of surplus out of any Benefit Plan or any payment in respect of the demutualization of the insurer of any Benefit Plan.

(e)
All Employee data necessary to administer each Benefit Plan is in the possession of the Sellers or the Operators, will be included in the Purchased Assets and is complete, correct and in a form which is sufficient for the proper administration of the Benefit Plan in accordance with its terms and all Applicable Laws.

(f)
None of the Benefit Plans require or permit a retroactive increase in premium or payments or require additional premiums or payments upon termination of the Benefit Plan or any insurance contract relating thereto, and the level of insurance reserves, if any, under any insured Benefit Plan is reasonable and sufficient to provide for all incurred but unreported claims.

(g)
The Liabilities of the Diagnostics Business in respect of all Benefit Plans are properly reflected in the Financial Statements according to GAAP, other than Liabilities related to the MDS Option Plan which Liabilities are not reflected on the Financial Statements.

(h)
Except as disclosed at Section 4.1.15 of the Disclosure Letter, no Benefit Plan provides benefits, including death or medical benefits (whether or not insured), with respect to Employees or former employees of the Diagnostics Business beyond retirement or other termination of service, other than:

(i)	coverage required by Applicable Law,

(ii)	death or retirement benefits under any Pension Plan,

(iii)	deferred compensation benefits accrued as Liabilities in the Financial Statements, or

(iv)	benefits the full cost of which is borne by the Employee or former employee (or his beneficiary).

(i)
All employer contributions required to be made by an Operator that are due under Applicable Law to the Pension Plans as of the date hereof have been made or properly accrued. All employee contributions to such Pension Plans required to be contributed prior to the most recent pay period ending prior to the date hereof have been properly withheld by the applicable Operator and have been fully paid into the funding arrangements for the respective Pension Plan.

(j)
Neither MDS nor, to the knowledge of MDS, any Operator has received any written notice of any material claims or proceedings involving MDS or any Operator or, to the knowledge of MDS, any of the Employees before any Governmental Authority relating to any Benefit Plan.

4.1.16 Residence of Sellers

Each Seller is not a non-resident of Canada within the meaning of the ITA and MDS ONT LP is a “Canadian partnership” for the purposes of the ITA.

4.1.17 Insurance

The Purchased Assets owned or used by the Operators in the operation of the Diagnostics Business are insured pursuant to the insurance policies listed at Section 4.1.17 of the Disclosure Letter. All such policies of insurance are in full force and effect and MDS is not in material default, whether as to the payment of premium or otherwise, under the terms of any such policy. All claims of MDS or any Operator relating to the Diagnostics Business under such insurance policies and other policies held over the past three (3) years and all losses covered by any insurance policy deductible or self insurance are listed at Section 4.1.17 of the Disclosure Letter.

4.1.18 Intellectual Property Rights and Information Systems

(a)
Other than any (i) unregistered copyrights and unregistered trade marks and common law rights in trade marks; (ii) moral rights, all rights of priority, rights to file applications for inventions and derivative applications and patents in any and all jurisdictions; and (iii) industrial design rights other than industrial design registrations and pending applications for same (all of which for greater certainty are included in the Purchased Assets in accordance with the terms and conditions hereof), Schedule E annexed to the Disclosure Letter sets forth a true and complete list of all Intellectual Property Rights which are proprietary to the Operators or MDS and which are included in the Purchased Assets including all Software which is proprietary to the Operators or MDS and which is included in the Purchased Assets (such Intellectual Property Rights including such Software collectively the “Proprietary IP”).

(b)
Schedule E annexed to the Disclosure Letter sets forth a true and complete list of all Intellectual Property Rights licensed from third parties that is used in whole or in part in the Diagnostics Business (the “Licensed IP”).

(c)
Except pursuant to the license agreements disclosed on Schedule D to the Disclosure Letter, neither MDS nor the Operators have licensed or granted any material interest in or right to use, access or exploit all or any portion of any Proprietary IP to any other Person.

(d)
All registrations and filings necessary to preserve the rights of MDS or such Operator in and to such Proprietary IP, in each case federally in Canada and in the United States, as at the date hereof have been made other than those that the failure to make has not had and would not reasonably be expected to have a Material Adverse Effect. Except as set forth in Schedule E to the Disclosure Letter there have been no patents applied for and no other intellectual property registrations of any nature made, by MDS or an Operator, in any jurisdiction concerning all or any part of the Proprietary IP.

(e)
To the knowledge of MDS, none of: (i) the Proprietary IP; (ii) MDS’ or an Operator’s ownership, use, operation, copying, licensing or other commercial exploitation of the Proprietary IP; and (iii) the carrying on of the Diagnostics Business infringes, violates or breaches the intellectual property or other proprietary rights in Canada or the United States of any other Person. MDS is not aware of any misappropriation, breach, violation or material interference with such Proprietary IP by any third parties and neither MDS nor any Operator has received any written notice expressly claiming that any Proprietary IP is, or may be, invalid or unenforceable other than where such claim, if decided adversely to any of MDS or an Operator, would not have a Material Adverse Effect.

(f)	Except as disclosed in Schedule E to the Disclosure Letter:

(i)
all of the Proprietary IP are in full force and effect and have not been used or enforced or failed to be used or enforced in a manner that would result in their abandonment, cancellation or unenforceability; and

(ii)
all of the Proprietary IP consisting of issued registrations, or in the case of inventions, issued patents, are valid and enforceable (with respect to Canadian registrations and issued patents, in Canada, and, with respect to U.S. registrations and issued patents, in the United States).

(g)
The Proprietary IP was developed either by contractors retained by MDS or an Operator or by employees of MDS or an Operator and, to the knowledge of MDS, does not: (i) contain any third party software, technology or third party intellectual property or other proprietary rights or property; and (ii) require any other Person’s license, authorization, consent or waiver of any kind in connection with the use or commercial exploitation of the Proprietary IP by Buyer (or any transferee of all or substantially all of the MDS Diagnostics Division) in the carrying on of the diagnostics business after the Closing Time.

(h)	Intentionally deleted.

(i)
Neither MDS nor any Operator is a party to any claim (i) for trade mark, trade name, industrial design, patent or copyright, trade secret or other intellectual property right infringements as to any services provided, or any products produced or sold by, or concerning the Software of, MDS or an Operator in the Diagnostics Business; or (ii) relating to trade marks, trade names, industrial designs, patents or copyrights, trade secret or other intellectual property right owned or licensed by any of MDS or an Operator exclusively in connection with the Diagnostics Business.

(j)	MDS and the applicable Operators have:

(i)
not intentionally incorporated, and the Software does not to the knowledge of MDS, contain any disabling mechanisms or protection features, including computer viruses, time locks or any code, instruction or device which are designed to or may disrupt or prevent the use of the Software or computer hardware or render any data inaccessible or that may be used without authority to access, modify or delete or damage any of the Software or computer hardware data in the Software; and

(ii)	implemented industry standard software to detect computer viruses.

(k)
MDS and the applicable Operators have taken commercially reasonable steps to safeguard and maintain the proprietary rights of MDS and the Operators in and to the Proprietary IP and the trade secrets and confidential information of the Diagnostics Business.

(l)	To the knowledge of MDS, the Software is free from defects or deficiencies that would materially interfere with the ordinary course operation of the Software.

(m)
MDS or the applicable Operators have registered each of the domain names set forth in Schedule E to the Disclosure Letter and have paid all fees required to maintain each registration, and there are no other domain names used in the Diagnostics Business except as set forth in Schedule E. None of such domain names have been placed “on hold”.

(n)
Buyer will not suffer or incur any Liability to the applicable third party under any AutoLabs Contract as a direct result of an MDS Contracting Party’s misrepresentation or breach of any covenant, agreement or representation made by the MDS Contracting Party under the applicable AutoLabs Contract (i) in respect of the intellectual property rights related to the APX (AutoLab Process eXpert), and (ii) that the APX (AutoLab Process eXpert) system complies with or conforms to the requirements, specifications or documentation as set out in the applicable AutoLabs Contract.

4.1.19 Environmental Matters

(a)
Each of the Operators possesses all material environmental licences, permits and other governmental approvals and authorizations (collectively the “Environmental Permits”) necessary to conduct the Diagnostics Business carried on by it and is in compliance with the Environmental Permits and applicable Environmental Laws except for non-compliance which either individually or in the aggregate has not had and would not reasonably be expected to have a Material Adverse Effect. The Environmental Permits are listed in Section 4.1.19 of the Disclosure Letter, are in full force and effect and, subject to receipt of any approval, consent or authorization of any Governmental Authority required by Applicable Law in respect of the transfer of such Environmental Permits to Buyer, will not become void or voidable as a result of the Closing. To the knowledge of MDS, there are no material proceedings or investigations in progress or threatened in writing, which may result in the cancellation, revocation, suspension, or modification of any Environmental Permit of the Operators.

(b)
Neither MDS nor any Operator has used or, since the date of ownership by the applicable Operator or MDS, permitted to be used, except in material compliance with all Environmental Laws, the Real Property and the Leased Premises included in the Purchased Assets to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any Hazardous Materials except for any non-compliance that has not had and would not reasonably be expected to have any Material Adverse Effect. Except as set forth in Section 4.1.19 of the Disclosure Letter, to the knowledge of MDS, no underground storage tanks are located on the Real Property included in the Purchased Assets and the Leased Premises.

(c)
Within the last 36 months, neither MDS nor any Operator has received any written notice of, or been prosecuted for, non-compliance of any Environmental Law in respect of the Diagnostics Business or the Purchased Assets owned or used by it. There are no outstanding written notices, orders or directions relating to environmental matters requiring, or notifying MDS or any Operator that it is or may be responsible for, any containment, clean-up, remediation or corrective action to be made under Environmental Laws with respect to the Diagnostics Business or the Purchased Assets owned or used by it in the Diagnostics Business. To the knowledge of MDS, there are no material proceedings or investigations in progress or threatened relating to environmental matters in respect of the Diagnostics Business, the Real Property or the Leased Premises.

(d)
Neither MDS nor any of the Operators has caused, nor to the knowledge of MDS, has there been, any Release in contravention of any Environmental Law on, in, or from the Real Property or the Leased Premises included in the Purchased Assets that has resulted in or would reasonably be expected to result in a Material Adverse Effect. All Hazardous Materials used in whole or in part by MDS or any Operator in connection with the Diagnostics Business or resulting from the Diagnostics Business have been disposed of, treated and stored by such Person in material compliance with all Environmental Laws except for any non-compliance that has not had and would not reasonably be expected to have any Material Adverse Effect.

(e)
Sellers have provided to the Buyer a copy of all environmental audits, studies or reports on the Real Property and, to the knowledge of MDS, the Leased Premises included in the Purchased Assets in the possession of Sellers.

4.1.20 Real Property

(a)	All Land included in the Purchased Assets is listed in Section 4.1.20 of the Disclosure Letter including the legal description thereof.

(b)
To the knowledge of MDS, there are no work orders outstanding against the Real Property included in the Purchased Assets and neither MDS nor any Operator has received any written deficiency notices of any material breach of any Applicable Law in respect of the foregoing which could, if not corrected, become a work order.

(c)
To the knowledge of MDS, the Buildings included in the Purchased Assets have not been insulated with urea formaldehyde foam insulation, nor have they been fireproofed or insulated with any asbestos fibre product nor are there PCB’s stored on any such Real Property.

(d)	With respect to the Real Property included in the Purchased Assets:

(i)	the applicable owner of the Land holds no registered and/or beneficial interest in any lands adjoining the Land, as contemplated in the Planning Act (Ontario);

(ii)	to the knowledge of MDS, the Land has unobstructed access to and from adjoining public highways, streets and/or roads;

(iii)	the Land is adequately serviced by public or private utilities or its own services to permit the Diagnostics Business operated at the Lands to be carried on substantially as currently carried on; and

(iv)
save as set forth in Section 4.1.20 of the Disclosure Letter, there are no leases, subleases, licenses, concessions, or other agreements, written or oral, granting to any Person other than an Operator the right of use or occupancy of any portion of such Real Property.

(e)
Except as may be disclosed by the International Survey, the Building at 100 International Boulevard, Toronto is erected within the boundaries of the Land municipally known as 100 International Boulevard, Toronto, no part of such Building encroaches upon any adjoining lands, and to the knowledge of MDS there are no encroachments of any buildings, structures or improvements situate on any adjoining lands onto such Land.

4.1.21 No Expropriation

No Operator or MDS has received any written notice of expropriation of all or any material part of the Purchased Assets and MDS is not aware of any expropriation proceeding pending or threatened in respect of any of the Purchased Assets.

4.1.22 Leases

Except as set forth in Section 4.1.22 of the Disclosure Letter, each of the Leases included in the Purchased Assets is listed in Schedule C annexed to the Disclosure Letter and is in full force and effect. No Operator or MDS nor, to the knowledge of MDS, the lessor, is currently in breach of any material provision of any such Lease and each such Lease is otherwise in good standing. MDS has made available to Buyer true, complete and correct copies of all such Leases. The possession and quiet enjoyment by the applicable Seller or Operator of the Leased Premises has not been disturbed in any material respect and there are no material disputes with the lessors under any of the Leases included in the Purchased Assets. Except as set forth in Section 4.1.22 of the Disclosure Letter, there are no subleases, licenses or other rights of occupation which have been granted by any Operator to any Person other than an Operator the right to use or occupy any such Leased Premises or any portion thereof.

4.1.23 Material Contracts

(a)
Each of the material Contracts of MDS pertaining exclusively to the Diagnostics Business, including for greater certainty the partnership agreements that govern MDS ONT LP and Toronto Labs and the shareholders’ agreements of Windsor Labs and Toronto GP and each of the material Contracts to which the Operators are party included in the Purchased Assets is listed in Schedule D annexed to the Disclosure Letter. Neither MDS nor any Operator is currently in breach of any material provision of such material Contract and each such material Contract is otherwise in good standing. To the knowledge of MDS, there exists no condition, event or fact that, with giving of notice or lapse of time or both, would constitute a material default of any such material Contract. MDS has made available to Buyer true, complete and correct copies of all such material Contracts. Except as set forth in Section 4.1.23 of the Disclosure Letter, no Seller is a party to or bound by any guarantee, surety or similar obligation which pertains to or affects the Diagnostics Business or the Purchased Assets.

(b)
In respect of each of the AutoLabs Contracts that involves the installation and implementation of an APX (AutoLab Process eXpert) system, MDS or the applicable MDS Contracting Party has installed and implemented such APX (AutoLab Process eXpert) system such that it complies in all material respects with, and it has been accepted by the applicable customer as being in compliance with, the terms and conditions of the applicable AutoLabs Contract.

(c)
Except in respect of the specified project work remaining to be completed pursuant to the U.S. Transition Services Contract as set out in Subsection 4.1.23(c) of the Disclosure Letter, MDS does not have knowledge of, and does not anticipate that, the applicable third party requires or will require the applicable MDS Contracting Party to perform any other services under any of the U.S. Transition Services Contracts.

(d)
In respect of certain of the U.S. Non-Competition Agreements: (i) neither MDS nor MDS Laboratories Georgia Inc. are in violation of the Non-Competition Agreement dated March 15, 2004 between MDS and MDS Laboratories Georgia, Inc. for the benefit of Laboratory Corporation of America Holdings; and (ii) neither MDS nor MDS Hudson Valley Laboratories, Inc. are in violation of the Non-Competition Agreement dated March 15, 2004 between MDS and MDS Hudson Valley Laboratories Inc. for the benefit of Laboratory Corporation of America Holdings.

4.1.24 Books and Records

The Books and Records of the Sellers included in the Purchased Assets fairly and correctly set out and disclose the financial position of the MDS Diagnostics Division of the Sellers as at the date hereof in all material respects, and all material financial transactions of MDS Quebec and MDS ONT LP relating exclusively to the Diagnostics Business have been accurately recorded in such Books and Records. The Books and Records of the Ontario GP fairly and correctly set out and disclose the financial position of the Diagnostics Business carried on by the Ontario GP as at the date hereof in all material respects, and all material financial transactions of the Ontario GP have been accurately recorded in such Books and Records.

4.1.25 Accounts Receivable

Each Seller has the full right and authority to assign to Buyer the Accounts Receivable of the Seller included in the Purchased Assets. The Accounts Receivable reflected in the Quarterly Statements are bona fide, enforceable and fully collectible (subject to a reasonable allowance, consistent with past practice, for doubtful accounts as reflected in the Quarterly Statements in accordance with GAAP). Except as set forth in Section 4.1.25 of the Disclosure Letter, such Accounts Receivable are not subject to any defence, set-off or counterclaim.

4.1.26 Tax Matters

(a)	There are no Encumbrances, other than Permitted Encumbrances, on account of Taxes on the Purchased Assets.

(b)
There are no proceedings, investigations, audits or claims now pending or threatened against the Sellers or Operators in respect of any Taxes in respect of the Diagnostics Business or Operators, and there are no matters under discussion, audit or appeal with any Governmental Authority relating to Taxes in respect of the Diagnostics Business or Operators, which will result in an Encumbrance on any of the Purchased Assets or Replacement Contracts other than Permitted Encumbrances.

4.1.27 GST Registration

Ontario GP is registered for purposes of Part IX of the Excise Tax Act (Canada). Ontario GP’s GST Registration Number is [REDACTED]. MDS Quebec is registered under Division I of Chapter VIII of Title I of the Quebec Sales Tax Act with respect to Quebec sales Tax and its registration number is [REDACTED].

4.1.28 Share Capital

To the knowledge of MDS, the authorized and issued capital of Toronto GP is as set forth in Section 4.1.28 of the Disclosure Letter.

4.1.29 Subsidiaries and Joint Venture Interests

Except as set forth in Section 4.1.29 of the Disclosure Letter, no Operator owns any shares in or securities of any other body corporate nor is any Operator a partner, member, owner, proprietor or equity investor of or in any partnership, joint venture, co-tenancy or other similar jointly-owned business undertaking nor has it agreed to become any of the foregoing.

4.1.30 Privacy Matters

Except as set forth in Section 4.1.30 of the Disclosure Letter, neither MDS nor any Operator has received any written complaint or notice of any complaint, breach or violation of any Privacy Law in respect of the Diagnostics Business carried on by it which has had a Material Adverse Effect.

4.1.31 Condition of Purchased Assets

To the knowledge of MDS, except as set forth in Section 4.1.31 of the Disclosure Letter, the Buildings included in the Purchased Assets are free from significant mechanical, electrical or structural defects and the material Equipment and other tangible personal property included in the Purchased Assets are in good working order, subject to reasonable wear and tear. To the knowledge of MDS, except as set forth in Section 4.1.31 of the Disclosure Letter, none of such Buildings or Equipment or other tangible personal property material to the operation of the Diagnostics Business are in need of maintenance or repairs except for maintenance and repairs in the ordinary course of business.

4.1.32 Related Party Transactions

Except as set forth in Section 4.1.32 of the Disclosure Letter, all Contracts included in the Purchased Assets have been entered into on arm’s length terms (within the meaning of the ITA). Any accounts due and payable by the Operators to MDS or any Affiliate of MDS or by MDS or any Affiliate of MDS to any Operator, are recorded on the Books and Records of the Operators at their fair market value. Since the date of the Financial Statements, there has been no forgiveness or similar release or, except in the ordinary course of business, repayment of a debt owed by or to a Person not at arms-length with the Operators or the Sellers.

4.2 Representations and Warranties of Buyer

Buyer represents and warrants to MDS and the other Sellers as set forth in the following Subsections of this Section 4.2.

4.2.1 Incorporation

Buyer is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation. No proceedings have been taken or authorized by Buyer or, to the best of Buyer’s knowledge, by any other Person, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding up of Buyer.

4.2.2 Corporate Power and Due Authorization

Buyer has all necessary corporate power and capacity to execute and deliver, and to observe and perform its covenants and obligations under, this Agreement and the Closing Documents to which it will be a party. Buyer has taken all corporate action necessary to authorize the execution and delivery of, and the observance and performance of its covenants and obligations under, this Agreement and such Closing Documents.

4.2.3 Absence of Conflicting Agreements

None of the execution and delivery of, or the observance and performance by Buyer of any covenant or obligation under, this Agreement or any Closing Document to which it will be a party contravenes or results in or will contravene or result in a violation of or a default under (with or without the giving of notice or lapse of time, or both) or in the acceleration of any material obligation under:

(a)	the articles or by-laws of Buyer;

(b)	any agreement, lease, mortgage, security document, obligation or instrument to which Buyer is a party or by which Buyer or its assets is affected or bound; or

(c)	Applicable Law.

4.2.4 Enforceability of Obligations

This Agreement has been, and the Closing Documents to be entered into by Buyer will be, duly executed and delivered by Buyer and this Agreement constitutes and each such Closing Document will constitute a valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms.

4.2.5 Investment Canada Act

Buyer is not a “non-Canadian” for the purposes of the Investment Canada Act and no approval or consent is required under such Act in connection with the execution, delivery and performance of this Agreement by Buyer.

4.2.6 Status of Buyer

None of the Buyer or any Designated Buyer Affiliate is or will be a Person the taxable income of which is exempt from income Tax under Part I of the ITA by virtue of subsection 149(1) of the ITA (a “149 Person”), and where a Designated Buyer Affiliate is a partnership, its partners will be (i) entities other than 149 Persons or (ii) partnership, the partners of which are persons other than 149 Persons.

4.2.7 GST Registration

Buyer is registered for purposes of Part IX of the Excise Tax Act (Canada). Buyer’s GST Registration Number is [REDACTED].

4.2.8 Consents and Approvals

Other than the Regulatory Consents, no consent, approval, or authorization of or registration or filing with any Governmental Authority is required by Buyer in connection with the execution and delivery by Buyer of this Agreement or any of the Closing Documents to be entered into by Buyer, or the observance and performance by Buyer of its obligations under this Agreement or such Closing Documents.

4.2.9 Financing

Buyer is able to finance the entire Purchase Price from its existing cash on hand, liquid assets, credit facilities and other binding financial commitments.

4.2.10 Eligibility

Buyer is able to satisfy each of the representations and warranties required to be given by it in order to become a limited partner or shareholder, as applicable, of Toronto Labs, Toronto GP and Windsor Labs as set forth in the partnership agreement, shareholders’ agreement or constating documents governing each such Operator.

4.3 Commission

Each Party represents and warrants to the other Party that the other Party will not be liable for any brokerage commission, finder’s fee or other like payment in connection with the transactions contemplated hereby because of any action taken by, or agreement or understanding reached by, that Party.

4.4 Qualification of Representations and Warranties

Any representation or warranty made by a Party as to the enforceability of this Agreement or any Closing Document against a Person is subject to the following qualifications:

(a)	specific performance, injunction and other equitable remedies are discretionary and, in particular, may not be available where damages are considered an adequate remedy; and

(b)	enforcement may be limited by bankruptcy, insolvency, liquidation, reorganization, reconstruction and other laws generally affecting enforceability of creditors’ rights.

4.5 Survival of Representations and Warranties of MDS

All representations and warranties made by MDS in this Agreement and in any Closing Document shall survive the Closing for a period of eighteen (18) months after the Closing Date other than representations and warranties of MDS set forth in Section 4.1.4 regarding title of Purchased Assets which representations and warranties shall survive Closing for a period of six years after the Closing Date. The representations and warranties of MDS set forth in Section 4.1.26 shall, to the extent it relates to a particular Tax Liability of a Person or a Seller, survive closing until 90 days after the expiration of the limitation period contained in the applicable Tax laws subsequent to the expiry of which an assessment or reassessment or other form or recognized document assessing such Tax Liability cannot be issued. After each such period, MDS shall have no further liability hereunder with respect to such representations and warranties except with respect to claims properly made pursuant to Article 8 hereof within such period.

4.6 Survival of Representations and Warranties of Buyer

All representations and warranties made by Buyer in this Agreement and in any Closing Document shall survive for a period of eighteen (18) months after the Closing Date. After such period, Buyer shall have no further liability hereunder with respect to such representations and warranties except with respect to claims properly made pursuant to Article 8 hereof within such period.

4.7 Knowledge of MDS

Where any representation or warranty contained in this Agreement, other than one regarding a Non-Controlled Operator, is expressly qualified by reference to the “knowledge” or “awareness” of MDS, it shall be deemed to refer to the actual knowledge or awareness of any one of (i) Kenneth L. Horton, Executive Vice-President, Corporate Development and General Counsel, James A.H. Garner, Executive Vice-President and Chief Financial Officer, Peter Winkley, Vice-President, Finance and Global Controller, Rob Breckon, Senior Vice-President, Corporate Development, William Chung, Director, Strategic Initiatives, Corporate Development, Hans K. Thunem, President, MDS Diagnostics Services, Michael McTeague, Senior Vice-President, Legal, MDS Diagnostics and Frank Amodeo, Senior Vice-President, Finance, MDS Diagnostics Services, in each case without any enquiry other than reasonable enquiry of appropriate senior officers of the Sellers in respect of the Diagnostics Business and the Purchased Assets; (ii) Anne Louise Aboud, General Manager, Ontario and Quebec, MDS Diagnostic Services, Anna Filipopoulos, Senior Vice-President, Human Resources, MDS Diagnostic Services, Craig Taylor, Leasing Manager, Nigel Terrett, Vice-President, BC Operations, Maurizio Laudisa, Senior Vice-President, Information Technology and Richard Goddard, Director, Facility Operations in respect of that portion of the operations of the Diagnostics Business that such individual is responsible for, without any enquiry. Where any representation or warranty contained in this Agreement regarding a Non-Controlled Operator is expressly qualified by reference to the “knowledge” or “awareness” of MDS, it shall be deemed to refer to the actual knowledge or awareness of Frank Amodeo after reasonable enquiry and Anne Louise Aboud and Hans K. Thunem without any enquiry.

4.8 No Breach

Any matter or thing done or omitted to be done prior to the Closing by MDS or any Operator in substantial compliance with the request of or with the informed approval of Buyer or any of its Representatives or as contemplated by this Agreement or the BC Agreement, shall not constitute a breach of any representation, warranty, covenant or other provision of this Agreement.

ARTICLE 5

OTHER COVENANTS OF THE PARTIES

5.1 Conduct Prior to Closing

During the Interim Period, the Parties shall act as set forth in this Section 5.1.

5.1.1 Conduct Business in Ordinary Course

Except as otherwise contemplated or permitted by this Agreement, the BC Agreement, the Rix Agreement or the Migration Agreement or set forth in the Disclosure Letter, MDS shall and shall cause the other Sellers to:

(a)	use commercially reasonable efforts to:

(i)	preserve and protect the Diagnostics Business and its income and the goodwill and reputation of the Diagnostics Business;

(ii)	retain or cause to be retained the Employees necessary for the operation of the Diagnostics Business in the manner it is currently being operated;

(iii)
maintain its and the Operators’ material business relationships with its and the Operators’ respective customers, suppliers, landlords and governments, and promote and preserve for Buyer such relationships;

(iv)
ensure that any material Contracts entered into or amended by the Sellers or the Operators with respect to the Diagnostics Business shall include provisions permitting the assignment of such Contracts to the Buyer or a Designated Buyer Affiliate and a change of control of the Diagnostics Business as a result of the transactions contemplated hereunder, as applicable, without having to obtain the consent of any other party to such Contracts, the payment of any fee, penalty or liquidated damages or any other limitation or restriction;

(b)	carry on the Diagnostics Business with reasonable diligence and in the ordinary course and not make any material modification in its accounting or management practices;

(c)	confer with Buyer concerning operational matters of a material nature relating to the Diagnostics Business;

(d)
promptly inform Buyer in writing of (i) any material change in the Purchased Assets, the Replacement Contracts, the Migrating Assets, Assumed Liabilities, business, affairs, operations, financial condition, or capital of the Diagnostics Business, and (ii) any fact, change, condition, circumstance or occurrence of any event that MDS believes will, or is reasonably likely to, result in a failure to satisfy the conditions in favour of Buyer hereunder to be complied with or satisfied by Sellers; provided, however, that the delivery of any such notice pursuant to this paragraph shall not limit or otherwise affect the remedies available hereunder to Buyer;

(e)
not, directly or indirectly, through any officer, director, Employee, representative (including, without limitation and for greater certainty, any investment banker, financial advisor, lawyer or accountant) or agent of the Sellers, a Seller or other Affiliate (excluding the BC Operators) (i) solicit, initiate, encourage or otherwise facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding (A) any sale of all or a substantial part of the Diagnostics Business or the Purchased Assets to any Person other than Buyer and its permitted assigns; or (B) any business combination, reorganization, recapitalization, amalgamation, merger or consolidation of a Seller (other than MDS) or an Operator or, only to the extent it materially adversely affects the ability of MDS to perform its material obligations under this Agreement, MDS, including the sale of any securities of a Seller (other than MDS) or an Operator or, only to the extent it materially adversely affects the ability of MDS to perform its material obligations under this Agreement, MDS to any Person other than Buyer and its permitted assigns (each an “Acquisition Proposal”), (ii) participate in any discussions or negotiations regarding any Acquisition Proposal, (iii) approve or recommend any Acquisition Proposal, (iv) publicly disclose in any manner any Acquisition Proposal, or (v) enter into any agreement, arrangement or understanding related to any Acquisition Proposal, except as contemplated by this Agreement. For greater certainty, (a) an Acquisition Proposal does not include (i) the furnishing of information to Rix, entities controlled by him, his agents and representatives to the extent necessary to facilitate the transactions contemplated in the BC Purchase Agreement or (ii) any action required by a partnership or shareholder agreement or constating document of an Operator, Toronto Labs, Toronto GP or Windsor Labs or any action contemplated or permitted by this Agreement (each, a “Permitted Proposal”); (b) MDS may continue to provide such information and enter into discussions and negotiations with other Persons regarding a Permitted Proposal; (c) MDS may enter into a binding agreement in respect of a Permitted Proposal including a Regional Purchase Agreement and any other agreements contemplated by either such agreement provided that it does not materially adversely affect the ability of MDS to perform its material obligations under this Agreement, and may approve, recommend and publicly announce same, in each case without violating this Agreement;

(f)
except for any Permitted Proposals, MDS shall, and shall use commercially reasonable efforts to cause the officers, directors, employees, representatives and agents of the Sellers to, cease immediately all discussions and negotiations regarding any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal;

(g)
ensure that its officers, directors, Employees, representatives and agents and those of the other Sellers are aware of the provisions of Subsection 5.1.1(e), and it shall be responsible for any breach of Subsection 5.1.1(e) by its and the other Sellers’ and Operators’ officers, directors, Employees, representatives or agents other than Rix or Rixco or any nominees, representatives or agents of Rix or Rixco;

(h)
not enter into any new Leases or offers to lease in respect of the Diagnostics Business or any renewal or extension of an existing Lease or prepay any rent in respect of a Lease without the prior written consent of Buyer, which shall not be unreasonably withheld or delayed.

Notwithstanding the foregoing, Buyer acknowledges and agrees that on or prior to the Closing Time, MDS may, whether conditional upon the Closing or not, terminate certain related party agreements as set forth at Section 5.1.1 of the Disclosure Letter.

5.1.2 Action to Satisfy Closing Conditions

Each Party shall take all such commercially reasonable action as is within its power to control, and shall use its commercially reasonable efforts to cause other actions to be taken which are not within its power to control, so as to ensure compliance with all conditions which are for the benefit of any Party. Subject to and in compliance with Applicable Law, including the Competition Act, and the Confidentiality Agreement, the Parties will co-operate in exchanging such information and providing such assistance as may be reasonably required in connection with the foregoing.

5.1.3 MDS Consents and Waivers

MDS shall, and shall cause the other Sellers to, at their own expense, subject to obtaining all commercially reasonable co-operation and assistance of Buyer, use all commercially reasonable efforts to obtain by the Closing Time the LPBP Consent, all consents or waivers of applicable third parties, including other shareholders and partners, required to transfer the Regional Assets owned by them and all material consents or waivers of the landlords and other third parties in respect of the Non-Assignable Contracts and the Non-Assigned Leases, and shall provide and deliver all notices, if any, required by the terms of the Contracts, the Leases, the Equipment Leases, the Warranty Rights and the Transferable Licences included in the Purchased Assets in connection with the transactions contemplated herein. For greater certainty, this Section shall not obligate any Seller to make payment to any such shareholder, partner or other third party nor any payment, other than to cover administrative, processing or similar fees or any other amounts contemplated in any Non-Assignable Contracts in connection with the assignment thereof, to any landlord or other third party or to institute legal or arbitration or other proceedings to obtain such consents or waivers.

5.1.4 Privacy

MDS and Buyer acknowledge and agree that certain information provided to Buyer or any Designated Buyer Affiliate in connection with the transactions contemplated hereunder constitutes Personal Information (the “Disclosed Personal Information”) the disclosure of which is necessary for the purposes (the “Purposes”) of both determining if Buyer or the Designated Buyer Affiliate shall proceed with, and completing, the transactions, and thereafter for carrying on the Diagnostics Business and that:

(a)	the Disclosed Personal Information may not be used or disclosed by Buyer or the Designated Buyer Affiliate for any purpose other than the Purposes;

(b)
the Disclosed Personal Information must be kept strictly confidential and Buyer or the Designated Buyer Affiliate shall ensure that access to the Disclosed Personal Information shall be restricted to those representatives of Buyer who have a bona fide need for access to the Disclosed Personal Information for the Purposes and shall instruct those representatives to protect the confidentiality of such information in a manner consistent with the obligations of Buyer and or the Designated Buyer Affiliate hereunder and under the Confidentiality Agreement;

(c)
if the transactions contemplated hereby do not proceed or are not completed, Buyer and the Designated Buyer Affiliate shall destroy or return to MDS, as directed by MDS, the Disclosed Personal Information; and

(d)
if the transactions contemplated hereby are completed, (i) Buyer and the Designated Buyer Affiliate shall only use or disclose the Disclosed Personal Information for the same purposes for which it was collected, used or disclosed by MDS or the Operators; and (ii) Buyer and the Designated Buyer Affiliate shall (A) not use or communicate the Quebec Personal Information to a third party unless and until, and to the extent, the Buyer obtains the consent of such individual to do so, and (B) develop and implement such policies and procedures as Buyer considers appropriate to ensure that the Buyer meets the commitment set forth in (A) of this Subsection 5.1.4(d).

5.1.5 Injunctions

If any court having jurisdiction over the Parties or any Seller issues any injunction, decree or similar order before the Closing Time which would prohibit or materially restrict or hinder the Closing, the Parties shall use their respective commercially reasonable efforts to have such injunction, decree or order dissolved or otherwise eliminated as promptly as possible and, in any event, prior to the Closing Time.

5.1.6 Access for Investigation

(a)
Subject to and in compliance with Applicable Law, including the Competition Act, and the Confidentiality Agreement during the Interim Period, MDS shall permit Buyer and its Representatives to have access during normal business hours to the Purchased Assets, such portions of the Shared Contracts as relate to the Diagnostics Business, the Replacement Contracts and the Migrating Assets, in each case, once acquired, and the Books and Records over which it or an Operator exercises control on condition that no Person given access interferes with the ordinary conduct of the Diagnostics Business by MDS or any Operator and MDS shall furnish to Buyer such operating data and other information with respect to the Diagnostics Business, the Purchased Assets, such portions of the Shared Contracts as relate to the Diagnostics Business, to the extent related to the Diagnostics Business, the Replacement Contracts and the Migrating Assets in the possession or control of MDS as Buyer shall from time to time reasonably request. MDS agrees that Buyer may conduct such environmental investigations and tests on the Real Property included in the Purchased Assets as Buyer, acting reasonably, considers necessary, at Buyer’s expense and provided that no damage is caused to such Real Property and the condition of the Real Property is restored substantially to its pre-investigation condition and that such investigations and tests do not interfere with the ordinary conduct of the Diagnostics Business. Buyer shall indemnify and hold harmless MDS and the Operators of and from and against all actions, causes of actions, suits, claims, demands, damages, losses, costs or expenses suffered or incurred by any of them to the extent Buyer does not comply with the foregoing obligations with respect to the conduct of any such investigations and tests. Buyer shall forthwith provide to MDS a copy of the results of such investigations and tests and shall not disclose and shall cause any Person who prepared a report based on such investigations and tests not to disclose, any information relating to such investigations and tests or contained in any such report to any Person unless compelled to do so by Applicable Law. Except as set forth in this Agreement, the exercise of any rights of access or inspection by or on behalf of Buyer under this Section 5.1.6 will not affect or mitigate the covenants, representations and warranties of MDS in this Agreement which will continue in full force and effect as provided in this Agreement.

(b)
Subject to the terms of the Confidentiality Agreement and Section 5.1.4, both prior to the Closing Date and, if the sale and purchase of the Purchased Assets hereunder fails to occur for whatever reason, thereafter Buyer will not disclose to anyone or use for its own or for any purpose other than the purpose contemplated by this Agreement any confidential information concerning MDS or an Operator or the Diagnostics Business obtained by Buyer pursuant hereto, will hold all such information in the strictest confidence and, if the sale and purchase of the Purchased Assets hereunder fails to occur for whatever reason, will return to MDS or, at the request of MDS, destroy all documents, records and all other information or data relating to MDS or the Operators or to the Diagnostics Business which Buyer obtained pursuant to this Agreement.

(c)
From and after the Closing Date, Sellers will not disclose to anyone or use for any purpose any confidential information concerning the Purchased Assets, the Replacement Contracts, the Migrating Assets or the Diagnostics Business purchased by Buyer pursuant to this Agreement and will hold all such information in the strictest confidence, in each case, except, upon prior notice to Buyer, to defend any claim or other proceeding as contemplated in Section 7.2, the filing of Tax Returns or dealing with any other matters contemplated in Section 7.4 or 7.5, or as required by Applicable Law.

5.1.7 75 and 100 International Blvd.

At the Closing Time and conditional upon Closing, MDS and Buyer and/or the applicable Designated Buyer Affiliates shall execute and deliver a license of certain premises at each of 75 and 100 International Boulevard (collectively, the “International Boulevard Licenses”) on mutually acceptable terms to the extent the applicable real estate Migration Projects are not completed by the Closing Time.

5.2 Regulatory Consents

5.2.1 Competition Act Filings

Buyer shall use its best efforts to obtain Competition Act Clearance. Buyer shall co-operate with MDS and keep MDS informed as to the status of the proceedings related to all applications, notifications and filings relating to Competition Act Clearance. MDS will co-operate with Buyer and provide reasonable assistance to Buyer in obtaining Competition Act Clearance.

Without limiting the generality of the foregoing, as soon as practicable and in any event within ten (10) Business Days after the date of this Agreement (or within such other period of time as the Parties may agree), on the written election of Buyer, the Parties will prepare and file with the Commissioner:

(a)
an application for an advance ruling certificate under section 102 of the Competition Act in respect of the transactions contemplated by this Agreement, together with a request that a No-Action Letter be issued and a waiver under subsection 113(c) of the Competition Act be granted if an advance ruling certificate is not issued. Where a waiver under subsection 113(c) of the Competition Act is not granted, on the written election of Buyer given at any time, Buyer and the Sellers shall promptly prepare and file a short-form pre-merger notification (and if the Commissioner requests a long-form, they shall prepare and file a long-form in addition to or in lieu of a short-form) pursuant to Part IX of the Competition Act in respect of the transactions contemplated by this Agreement; or

(b)
a short-form pre-merger notification (and if the Commissioner requests a long-form, they shall file a long-form in addition to or in lieu of a short-form) pursuant to Part IX of the Competition Act in respect of the transactions contemplated by this Agreement, together with a competitive impact submission and a request that an advance ruling certificate or No-Action Letter be issued.

5.2.2 Competition Act Clearance Process

Buyer and MDS shall promptly furnish to the Commissioner, or her authorized representative under the Competition Act, any additional information required or reasonably requested under the Competition Act. All requests and enquiries from the Commissioner or her authorized representative under the Competition Act will be dealt with by MDS and Buyer in consultation with the other. MDS and Buyer will:

(a)
not extend or consent to any extension of any waiting period under the Competition Act or enter into any agreement with the Commissioner, or her authorized representative under the Competition Act, to not consummate any of the transactions contemplated in this Agreement, including under any Regional Purchase Agreement, except with the consent of the other;

(b)
promptly notify the other of written communications of any nature from the Commissioner, or her authorized representative under the Competition Act, relating to such transactions and provide the other with copies thereof, except to the extent of competitively sensitive information, which competitively sensitive information will be provided only to the external legal counsel and/or external expert of the other and will not be shared by such counsel or expert with any other Person;

(c)
permit the other to review in advance any proposed written communications of any nature with the Commissioner, or her authorized representative under the Competition Act, relating to such transactions, and provide the other with final copies thereof, except to the extent of competitively sensitive information, which competitively sensitive information will be provided only to the external legal counsel and/or external expert of the other and will not be shared by such counsel with any other Person; and

(d)
not participate in any substantive meeting or discussion (whether in person, by telephone or otherwise) with the Commissioner, or her authorized representative under the Competition Act, in respect of any filings, investigation or inquiry concerning such transactions unless it consults with the other in advance and gives the other the opportunity to attend and participate thereat (except where the Commissioner, or her authorized representative under the Competition Act, expressly requests that the other should not be present at the meeting or discussion or part or parts of the meeting or discussion).

5.2.3 Filing Fees

The responsibility for payment of the required filing fees and applicable Taxes thereon payable in connection with the Competition Act Clearance will be for the account of Buyer and such expenses will include any fines, penalties and other costs resulting from the failure to make any such filings as a result of the Buyer’s actions or failure to act.

5.2.4 Other Regulatory Consents

In addition to its obligations in respect of Regulatory Consents under the Competition Act, Buyer shall, at its own expense, subject to obtaining the reasonable cooperation and assistance of MDS, use all commercially reasonable efforts to obtain by the Closing Time all other Regulatory Consents in respect of the Diagnostics Business in Ontario and Quebec. MDS shall cause the Sellers to reasonably co-operate with and assist Buyer during the Interim Period in order to permit Buyer to obtain such Regulatory Consents. Subject to Applicable Law and the Confidentiality Agreement, the Parties will coordinate and co-operate with one another in exchanging such information and supplying such assistance as may be reasonably requested by each in connection with the foregoing including providing each other with all notices and information supplied or filed with any Governmental Authority after the date hereof (except for notices and information which MDS or Buyer in each case acting reasonably, considers confidential and competitively sensitive which may be filed on a confidential basis) and all notices or correspondence received from any Governmental Authority.

5.3 Bulk Sales

Buyer waives compliance with the provisions of the Bulk Sales Act (Ontario) and any other applicable bulk sales legislation in connection with the purchase and sale of the Purchased Assets contemplated in this Agreement.

5.4 Buyer’s Covenants

5.4.1 Employees

(a)
Prior to the Closing Time, but conditional upon the completion of the Closing, Buyer or the applicable Designated Buyer Affiliate shall offer employment to all the Ontario Employees and Quebec Employees on terms and conditions which are substantially comparable in the aggregate to those upon which such Employees are employed by the relevant Seller at the Closing Time including under the short-term incentive plan applicable to each such Employee provided that it is agreed that such offer by Buyer will not include any stock option or stock purchase plan entitlement. Buyer will develop and implement a long-term performance based incentive plan or other compensation scheme to be effective on or about January 1, 2007, for senior management of the Diagnostics Business in recognition that Buyer is not able to offer a stock option or stock purchase plan. Buyer neither represents nor warrants that such long-term performance based incentive plan or other compensation scheme will be equivalent to any stock option or stock purchase plan currently provided by MDS. In making such offer, Buyer or the applicable Designated Buyer Affiliate shall take into account the aggregate compensation and benefits (including, as applicable, the short term incentive plan) enjoyed by the Ontario Employees and Quebec Employees and the existing seniority and length of service of the Ontario Employees and Quebec Employees.

(b)
Until the Closing Time, each Seller shall be responsible for all wages, bonuses, earned vacations, sick leave, termination and severance pay, and other remuneration and benefits for all of their Employees. On and after the Closing Time, Buyer or the applicable Designated Buyer Affiliate shall be responsible for all wages, bonuses, earned vacations, sick leave, termination and severance pay and other remuneration and benefits under Buyer’s Benefits Plans with respect to the Employees who accept Buyer’s or the applicable Designated Buyer Affiliate’s offer of employment. For greater certainty, each Seller shall be responsible for all termination and severance costs related to the termination by such Seller of any Ontario Employee or Quebec Employee who refuses the offer of employment made in accordance with Subsection 5.4.1(a).

(c)
If Buyer, a Designated Buyer Affiliate or an Operator acquired by Buyer or a Designated Buyer Affiliate terminates any Employee within six (6) months of the Closing Time, Buyer shall, or shall cause the applicable Designated Buyer Affiliate or Operator to, provide such Employee with termination and severance pay at least as favourable as that for which such Employee would have been entitled to receive under the severance policy or employment contract applicable to such Employee immediately prior to the Closing Time other than with respect to any entitlement under an employee stock option plan or employee share purchase plan or any retention, change of control or deal bonus pertaining to the sale of the Diagnostics Business.

5.4.2 Cooperation

Buyer shall co-operate with and assist Sellers during the Interim Period in order to permit the Closing to be consummated. In particular, Buyer shall provide to the applicable third party partners and shareholders in respect of the Regional Assets and the lessors and other third parties under the Leases, Equipment Leases and Contracts included in the Purchased Assets all such information relating to Buyer and the applicable Designated Buyer Affiliate including financial information, information relating to its business experience and the business experience of the individuals who ultimately control and operate Buyer and the applicable Designated Buyer Affiliate and with respect to their ability to perform their obligations under the applicable partnership agreement and shareholders’ agreement relating to such Purchased Assets and such Leases, Equipment Leases and Contracts and operate the Diagnostics Business, as may be reasonably required by such Persons in order to obtain the consents of such Persons to the transfer of such Purchased Assets to Buyer or the applicable Designated Buyer Affiliate.

5.5 Benefit Plans

(a)
As soon as practicable after the Closing Date, but effective as of the Closing Time, Buyer or the applicable Designated Buyer Affiliate shall establish and register with the applicable Governmental Authorities, or shall otherwise cause to be provided, one or more pension plans or other retirement savings arrangements for those Ontario Employees and Quebec Employees who accepted the Buyer’s or the Designated Buyer Affiliate’s, as the case may be, offer of employment who participated in a Pension Plan immediately prior to the Closing Time (the “Buyer’s Pension Plans”) each of which shall contain benefit provisions which are substantially comparable, in the aggregate, to those provided under the Pension Plan in which the Ontario Employees and Quebec Employees who accepted the Buyer’s or Designated Buyer Affiliate’s, as the case may be, offer of employment, respectively, participated immediately prior to the Closing Time. Buyer or the applicable Designated Buyer Affiliate shall also establish or otherwise provide a pension fund or other funding arrangement for each Buyer’s Pension Plan. Buyer’s Pension Plans shall provide that for the purposes of eligibility for membership, vesting and continued benefit accrual, service by Ontario Employees and Quebec Employees who accepted the Buyer’s or Designated Buyer Affiliate’s, as the case may be, offer of employment recognized under a Pension Plan shall be recognized as continuous unbroken service with Buyer or the applicable Designated Buyer Affiliate. Buyer or the applicable Designated Buyer Affiliate further agrees to provide the applicable Seller with such documentation and information as it may reasonably require to satisfy itself that the Buyer’s Pension Plans and the pension funds therefor have been properly established or otherwise provided, as applicable, in accordance with this Section. For those Ontario Employees and Quebec Employees who join a Buyer’s Pension Plan that is a “registered pension plan” as that term is defined in subsection 248(1) of the ITA, MDS shall cause the Pension Plans in which such employees participated immediately prior to the Closing Time to recognize service of such employees with Buyer or the applicable Designated Buyer Affiliate after the Closing Time for purposes of vesting and eligibility for benefits.

(b)
At the Closing Time, Buyer or the applicable Designated Buyer Affiliate shall make available to the Ontario Employees and Quebec Employees who accepted the Buyer’s or the applicable Designated Buyer Affiliate’s, as the case may be, offer of employment benefits, in addition to those provided under the Buyer’s Pension Plans, which are substantially comparable, in the aggregate to those provided under the Benefit Plans which currently are applicable to such Employees (“Buyer’s Benefit Plans”). For the purposes of Buyer’s Benefit Plans, Buyer or the applicable Designated Buyer Affiliate agrees to credit the Employees who accepted the Buyer’s or the applicable Designated Buyer Affiliate’s offer of employment with eligibility and vesting service on and after the Closing Time for such Employees’ service prior to the Closing Time recognized by the applicable Benefit Plans. Buyer or the applicable Designated Buyer Affiliate agrees to waive any pre-existing medical condition or similar restriction in any Buyer’s Benefit Plans only to the extent an Employee has coverage on the Closing Date under the Benefit Plans which currently are applicable to such Employee notwithstanding such pre-existing medical condition or similar restriction. Buyer or the applicable Designated Buyer Affiliate will credit amounts paid by such Employees during the 2006 plan year as deductibles or co-payments under the applicable Benefit Plan toward the total deductible and/or co-payment requirements under the applicable Buyer’s Benefit Plan after the Closing Time. With respect to any flexible benefit arrangements, Buyer or the applicable Designated Buyer Affiliate will provide credit under the applicable Buyer’s Benefit Plan after the Closing Time for the net unused benefits remaining including, for greater certainty, the balance in the health spending account of any such Employee. MDS or the applicable Seller shall remain responsible for those Liabilities under any Benefit Plan in connection with claims incurred with respect to Employees before the Closing Time. No Seller shall be responsible for any Liabilities under any Benefit Plan in connection with claims incurred at or after the Closing Time with respect to any Ontario Employees or Quebec Employees who accepted the offer of employment of the Buyer or applicable Designated Buyer Affiliate.

(c)
Effective as of the Closing Time, each Employee who is a participant in any Benefit Plan shall cease to be an active participant in such Benefit Plan and the applicable Seller shall be responsible for any benefits accrued by or payable to any Employee under such Benefit Plan up to the Closing Time.

(d)
Effective as of the Closing Time, each Seller shall assign to Buyer or the applicable Designated Buyer Affiliate, and Buyer or the applicable Designated Buyer Affiliate shall assume all of Sellers’ Liabilities and responsibilities with respect to death or medical benefits (whether or not insured), with respect to Ontario Employees and Quebec Employees who accepted the Buyer’s or applicable Designated Buyer Affiliate’s, as the case may be, offer of employment beyond retirement or other termination of service.

(e)
For greater certainty, effective as of the Closing Time, each Seller shall cease to have any Liabilities or obligations in respect of those Benefit Plans to which it did not contribute or was not required to contribute and for which its obligations were limited to providing administrative services in respect thereto, provided that nothing in this Subsection 5.5(e) shall relieve any obligation of a Seller to provide benefits after the Closing Time as provided by this Agreement to Ontario Employees and Quebec Employees who do not accept Buyer’s or the applicable Designated Buyer Affiliate’s, as the case may be, offer of employment.

5.6 Limited Trade Mark Licence

At the Closing Time and conditional upon Closing, MDS and Buyer and/or the Designated Buyer Affiliates shall execute and deliver a limited trade mark licence agreement (the “Limited Trade Mark Licence”) in the form of agreement attached as Schedule 5.6 hereto.

5.7 Migration Agreement

Contemporaneously with the execution of this Agreement by the Parties, MDS and Buyer and/or the Designated Buyer Affiliates have executed and delivered a migration agreement (the “Migration Agreement”) in the form of agreement attached as Schedule 5.7(a) hereto. At the Closing Time and conditional upon Closing, MDS and Buyer and/or the Designated Buyer Affiliates shall execute and deliver a licence agreement in respect of the CBS IP (the “CBS License Agreement”) in the form of agreement attached as Schedule 5.7(b) hereto.

5.8 Non-Competition Agreement

At the Closing Time and conditional upon Closing, MDS and Buyer and/or the Designated Buyer Affiliates shall execute and deliver a non-competition and non-solicitation agreement (the “Non-Competition Agreement”) in the form of agreement attached as Schedule 5.8 hereto.

5.9 Support Services Agreement

At the Closing Time and conditional upon Closing, MDS and Buyer and/or the Designated Buyer Affiliates shall execute and deliver a support services agreement (the “Support Services Agreement”), which agreement shall be consistent with the term sheet attached hereto at Schedule 5.9 (the “Support Services Agreement Term Sheet”) and on terms and conditions mutually agreed to by the Parties.

5.10 Shared Contracts

Buyer and MDS shall use commercially reasonable efforts to cause each of the Shared Contracts to be split into two contracts, one with respect to the rights relating to the Diagnostics Business in Ontario and Quebec and, as applicable British Columbia, in favour of Buyer or the applicable Designated Buyer Affiliate and the other with respect to the rights not relating to such Diagnostics Business in favour of MDS. Each Shared Contract will only be split upon the mutual agreement of MDS, Buyer (or, as applicable, the Designated Buyer Affiliate) and the applicable third party as to the terms of each of the contracts resulting from the split thereof. Subject to the foregoing, the Parties acknowledge and agree that: (i) each of the Parties (and in the case of Buyer, any Designated Buyer Affiliate, as applicable) shall co-operate and work together with the other Party and the applicable third party to achieve such splitting; (ii) no Seller shall be obliged to commence arbitration or any other legal proceeding or make any payments to third parties other than any administrative, processing or similar fee in connection with such splitting; (iii) for any Shared Contract, the Parties may not be able to obtain terms and conditions in each of the contracts resulting from a split thereof that are identical to or as favourable as the terms and conditions of such Shared Contract prior to the split; and (iv) MDS shall not be obligated to amend, terminate, extend, renew or replace any Shared Contract to effect any split of such Shared Contract until such time as it is satisfied as to the terms and conditions of such amendment or new, extended, renewed or replacement contract, if any, as the case may be. Each reference in this Agreement relating to the assignment or non-assignment of Non-Assignable Contracts shall, as it pertains to Shared Contracts, be deemed to be a reference to the intended splitting of such Shared Contracts as described in this Section.

5.11 Designated Buyer Affiliates

MDS acknowledges that Buyer shall, prior to Closing, designate in writing one or more Affiliates of Buyer or OMERS Administration Corporation, acceptable to MDS, acting reasonably or as set forth in Schedule 2.5 (each a “Designated Buyer Affiliate”) to become party to this Agreement so as to acquire certain of the Purchased Assets, Replacement Contracts and Migrating Assets as contemplated under Schedule 2.5. Each Designated Buyer Affiliate shall execute a contract of adhesion agreeing to be bound by this Agreement as if an original party hereto, containing representations and warranties of the Designated Buyer Affiliate in favour of MDS and the Operators the same as those of Buyer set forth in Section 4.2, mutatis mutandis, and otherwise in form and substance satisfactory to the Parties. Upon such Designated Buyer Affiliate executing and delivering to MDS such contract of adhesion, such Designated Buyer Affiliate shall be a Party and all references herein to Buyer (other than in Sections 3.2, 3.4, 3.5, 3.6, 4.2 and 6.2.1) shall include such Designated Buyer Affiliate as the context requires. Notwithstanding the foregoing, Buyer shall remain jointly and severally liable with such designated Affiliates of Buyer and shall cause all of its covenants and obligations hereunder to be observed and performed by such Affiliates.

5.12 Confidentiality

(a)
Prior to the Closing Time, MDS shall request that the other parties to the Other Confidentiality Agreements return and destroy all Confidential Information (as defined in the Other Confidentiality Agreements) and provide evidence of having done so to Buyer at Closing.

(b)	Prior to the Closing Time, the Sellers and Buyer shall enter into a confidentiality agreement in the form of agreement attached as Schedule 5.12.

5.13 Transaction Structure

Prior to the Closing, the Parties agree to co-operate in structuring the sale of the Purchased Assets as set forth in Schedule 2.5 and, to the extent necessary, any amendments made thereto with the consent of the Parties prior to the Closing Time, subject to the following:

(a)
the Buyer will structure the implementation of steps 2 and 13 (the “Buyer Purchase Structure”) as set forth in Schedule 2.5 in a manner so that no costs and expenses (including, without limitation, legal fees and disbursements) will be borne by MDS or any of the other Sellers and Buyer will be solely responsible for any and all Taxes actually incurred by MDS in connection with or in any way related to the implementation of the Buyer Purchase Structure and any costs and expenses (including, without limitation, legal fees and disbursements) actually incurred by MDS or the Sellers in the event of the termination or unwinding of such steps of the Buyer Purchase Structure should Closing not occur (unless Closing does not occur as a result of the failure of MDS to satisfy any conditions precedent within its control), and the Buyer shall indemnify and reimburse MDS and the Sellers forthwith, on an as incurred basis, for any and all such Taxes, costs and expenses;

(b)
without restricting the application of paragraph (a) above, MDS agrees to reasonably cooperate with Buyer in respect of any required or desired amendment to Schedule 2.5 following the date of this Agreement; provided, however, that (i) if MDS or any of the Operators incurs incremental Taxes in connection with or in any way related to the subject matter of the amendment, or (ii) if such amendment materially increases the risk for liability to Tax to MDS or any of the Operators, and MDS or any of the Operators incurs Taxes in connection with or in any way related to the subject matter of such amendment, in both (i) and (ii) as determined by MDS, acting reasonably, Buyer shall be solely responsible for any and all such Taxes. In the event of any such amendment, Buyer shall be responsible for all costs and expenses (including, without limitation, all legal fees and disbursements) actually incurred by MDS or any of the Operators in connection with or in any way related to implementation of the subject matter of any such amendment to Schedule 2.5. Buyer shall indemnify and reimburse each of MDS and the Operators forthwith, on an as incurred basis, for any and all such Taxes, costs and expenses so incurred;

(c)
without restricting the application of paragraph (a) above, Buyer agrees to reasonably cooperate with MDS in respect of any required or desired amendment to Schedule 2.5 following the date of this Agreement; provided, however, that (i) if Buyer or any Designated Buyer Affiliate incurs incremental Taxes in connection with or in any way related to the subject matter of the amendment, or (ii) if such amendment materially increases the risk for liability to Tax to Buyer or any Designated Buyer Affiliate, and Buyer or any Designated Buyer Affiliate incurs Taxes in connection with or in any way related to the subject matter of such amendment, in both (i) and (ii) as determined by Buyer, acting reasonably, MDS shall be solely responsible for any and all such Taxes. In the event of any such amendment, MDS shall be responsible for all costs and expenses (including, without limitation, all legal fees and disbursements) actually incurred by Buyer or any Designated Buyer Affiliate in connection with or in any way related to implementation of the subject matter of any such amendment to Schedule 2.5. MDS shall indemnify and reimburse each of Buyer or any Designated Buyer Affiliate forthwith, on an as incurred basis, for any and all such Taxes, costs and expenses so incurred; and

(d)
the obligation of the Parties set forth in this Section 5.13 shall, notwithstanding any other provision of this Agreement to the contrary, survive completion or termination of this Agreement and the transactions contemplated hereby and shall continue in full force and effect for the benefit of the other Party until 60 days after the expiration of the period during which, in the absence of any waiver or other document extending such period, an assessment, reassessment or other form of recognized document assessing liability for Taxes could be issued under applicable Tax laws.

5.14 Replacement Material Contracts

Notwithstanding anything in this Agreement, including Section 5.1.1, in proceeding to seek any necessary consent to the assignment of any Contracts contemplated in Subsection 6.1.5(b), if, in MDS’ reasonable estimation, after having made commercially reasonable efforts to do so (which efforts shall not include commencing arbitration or any other legal proceeding), the applicable third party to any particular Contract other than, for the avoidance of doubt, a Lease (a “Subject Contract”) will not, on or prior to the Closing Time, provide its consent to the assignment of the Subject Contract to Buyer or the applicable Designated Buyer Affiliate or will not provide such consent without requiring MDS to pay any amount other than an amount contemplated to be payable by MDS under Section 2.3, then MDS may satisfy the condition in Subsection 6.1.5(b) by securing on or prior to the Closing an equivalent substitute for such Subject Contract and assigning such equivalent substitute Contract to the Buyer or the applicable Designated Buyer Affiliate on the Closing and the provisions of Subsection 2.3(b) shall not apply to such Subject Contract. Whether MDS shall have secured, on or before the BC Closing, an equivalent substitute for a Subject Contract shall be (i) determined by the President, Senior Vice-President, Finance and, in respect of a Subject Contract pertaining to information technology, by the Senior Vice-President, Information Technology of the management team of the MDS Diagnostics Division, and (ii) evidenced by the delivery to Buyer on or before the BC Closing of an officers’ certificate executed by each of such Persons certifying such determination in their respective view. Each such Person shall act reasonably in his determination under this Section.

ARTICLE 6

CONDITIONS PRECEDENT

6.1 Buyer’s Conditions

Subject to Section 2.2, Buyer shall be obliged to complete the Closing only if each of the conditions precedent set forth in the following Subsections of this Section 6.1 have been satisfied in full at or before the Closing Time and the Closing is completed on or before March 15, 2007. Each of such conditions precedent is for the exclusive benefit of Buyer and Buyer may waive any of them in whole or in part in writing.

6.1.1 Accuracy of Representations and Performance of Covenants

At the Closing Time, all of the representations and warranties of MDS made in or pursuant to this Agreement shall be true and correct in all material respects as if made at and as of the Closing Time, except: (i) with respect to Subsection 4.1.19(a) only, to the extent that any inaccuracy thereof does not individually or in the aggregate have a Material Adverse Effect; (ii) as such representations and warranties may be affected by events or transactions expressly permitted by this Agreement or the BC Purchase Agreement or by Buyer, including, for greater certainty, the implementation of the Buyer Purchase Structure; and (iii) that the representations and warranties of MDS made in Subsections 4.1.13(c), 4.1.15(j), 4.1.20(b) and 4.1.26 shall be true and correct as if made at and as of the Closing Time subject to any changes in the disclosure contained in the Disclosure Letter with respect to such representations which shall have been disclosed in writing to the Buyer prior to the Closing. At the Closing Time, MDS and its Affiliates shall have observed or performed in all material respects all of the obligations, covenants and agreements that they must perform at or before the Closing Time. Buyer shall have received immediately prior to Closing Time a certificate from a senior officer of MDS (without personal liability) certifying, to the best of such officer’s knowledge, information and belief that the conditions in this Section 6.1.1 have been satisfied.

6.1.2 Receipt of Closing Documentation

All documentation relating to the due authorization of the sale of the Purchased Assets, the Replacement Contracts and the Migrating Assets by the applicable Seller under this Agreement and the Closing Documents to which it is a party shall be mutually satisfactory to the Parties, acting reasonably.

6.1.3 Transfer of Real Property

The transfers of the Real Property included in the Purchased Assets shall be in such forms as are customary for conveyances of real property on an “as is, where is” basis, but in Ontario shall contain the statements contemplated in clauses 50(22)(a) and (b) of the Planning Act (Ontario). Buyer shall pay the cost of registration of the transfers to it and any land transfer Taxes payable with respect thereto. This Agreement is subject to compliance with the subdivision control provisions of the Planning Act (Ontario) and any similar provisions under Applicable Law, and the Sellers covenant to comply with such provisions and obtain at their own expense any consents required in that regard prior to Closing. The Sellers and Buyer acknowledge and agree that in Ontario the transfer of real property will be completed by electronic registration pursuant to Part III of the Land Registration Reform Act, R.S.O. 1990, c.L4, as amended, and that the delivery of documents and the release thereof to the Buyer and Sellers shall be governed by a “Document Registration Agreement” to be entered into between the respective solicitors for the Buyer and the Sellers substantially in the current form prescribed by the Law Society of Upper Canada.

6.1.4 BC Closing

All conditions precedent to the BC Closing shall have been satisfied or waived, as applicable, save and except for the release from escrow of all BC Documents delivered in connection with the BC Closing, the [REDACTED] prior to the BC Closing as contemplated in Step 19 of Schedule 2.5 and the payment of the Cash Closing Amount (as defined in and under the BC Purchase Agreement).

6.1.5 Consents and Other Conditions

(a)	All Regulatory Consents shall have been obtained or made on or before the Closing Time.

(b)
Subject to Section 5.14, the Sellers shall have given or obtained, as the case may be, all of the notices, consents and approvals described in Schedule 6.1.5(b), in all cases in form and substance satisfactory to the Buyer, acting reasonably.

(c)
Each of the transactions included in Schedule 2.5 that are to have occurred prior to the Closing Time shall have been completed in the sequence contemplated therein to the satisfaction of the Buyer, acting reasonably.

6.1.6 Litigation

There shall not be in force any Applicable Law or Order, and there shall not have been any action taken under any Applicable Law or by any Governmental Authority, that makes it illegal or otherwise restrains, enjoins or prohibits the Closing contemplated herein in accordance with the terms hereof in any material respect.

6.1.7 Material Adverse Change

No change which would constitute a Material Adverse Effect shall have occurred since the date hereof and Buyer shall have received immediately prior to the Closing Time a certificate from a senior officer of MDS (without personal liability) confirming to the best of his knowledge, information and belief that no Material Adverse Effect has occurred. For avoidance of doubt, the failure to obtain the necessary consent from the applicable third parties in respect of the transfer to Buyer of any of the Regional Assets or the exercise by any such third party of any right of first refusal shall not constitute a Material Adverse Effect.

6.1.8 Deliveries of MDS

At the Closing Time, MDS shall, and shall cause MDS Quebec and subject to LPBP Consent, MDS ONT LP as applicable to, execute and deliver to Buyer in form and substance mutually satisfactory to the Parties, acting reasonably, all certificates, agreements, documents and instruments as required under this Agreement including the following:

(a)	a statutory declaration of each Seller that it is not a non-resident of Canada within the meaning of the ITA;

(b)
the Land transfers, Document Registration Agreements and Acknowledgements and Directions permitting electronic registration contemplated by Section 6.1.3, together with all duplicate keys, combinations and codes in the possession or control of the Sellers to the locks in the buildings, offices, security devices and storage facilities relating to the Real Property and all permits, licences, contracts, agreements, records, drawings, plans, drawings, operating manuals, reports, studies, warranties and all other documents and information relating to the operation, maintenance and repair of the Real Property in the possession or control of the Sellers;

(c)
a general conveyance or bill of sale duly executed by each Seller, conveying to Buyer all of such Seller’s right, title, and interest in the Quebec Assets, the Ontario Assets, the Replacement Contracts and the Migrating Assets relating to or arising from each Migration Project that has been completed in accordance with the Migration Agreement, respectively (“General Conveyance”);

(d)
an assignment and assumption agreement duly executed by each Seller under which such Seller assigns its right, title and interest in and to the Leases, Contracts and Equipment Leases included in the Purchased Assets, the Replacement Contracts and the Migrating Assets relating to or arising from each Migration Project that has been completed in accordance with the Migration Agreement to Buyer and Buyer assumes the Assumed Liabilities (each an “Assignment and Assumption Agreement”), together with all lessor consents to the assignments of the Leases obtained by the Closing Time, and an assignment of such Seller’s right, title and interest in any warranties relating to the Real Property;

(e)
assignments duly executed by each Seller for the Intellectual Property Rights and Transferable Licences of such Seller included in the Purchased Assets or Migrating Assets in appropriate form for registration;

(f)
an application for transfer of the motor vehicle registration permit duly executed by a Seller, as applicable, for each motor vehicle used exclusively in the Diagnostics Business and registered in the name of the Seller;

(g)	the Limited Trade Mark Licence;

(h)	the CBS License Agreement;

(i)	the Non-Competition Agreement;

(j)	the Support Services Agreement;

(k)
subject to Subsection 2.1(b) and Section 2.2, the stock transfers, Partnership Interest transfers, resignations, releases and other documents to be delivered to Buyer on the Closing Date under the Regional Purchase Agreements;

(l)	an opinion of counsel to MDS customary for a transaction of this nature;

(m)	if required under Section 5.1.7 or the Migration Agreement, the International Boulevard Licenses and Post-Closing Services Agreement, respectively; and

(n)	such other certificates, instruments of conveyance and documents as may be reasonably requested by Buyer prior to the Closing Date to carry out the intent and purposes of this Agreement.

6.1.9 LPBP Consent

The LPBP Consent shall have been obtained on or before the Closing Time.

6.1.10 Migration Condition

The condition set forth in Section 9.1 of the Migration Agreement shall have been satisfied or waived by the Buyer on or before the Closing Time.

6.2 Conditions of MDS

Subject to Section 2.2, MDS shall be obliged to complete the Closing only if each of the conditions precedent set forth in the following Subsections of this Section 6.2 has been satisfied in full at or before the Closing Time and the Closing is completed on or before March 15, 2007. Each of such conditions precedent is for the exclusive benefit of MDS and MDS may waive any of them in whole or in part in writing.

6.2.1 Accuracy of Representations and Performance of Covenants

At the Closing Time, all of the representations and warranties of Buyer and each Designated Buyer Affiliate made in or pursuant to this Agreement shall be true and correct in all material respects as if made at and as of the Closing Time, except as such representations and warranties may be affected by events or transactions expressly permitted by this Agreement. At the Closing Time, Buyer and each Designated Buyer Affiliate shall have observed or performed in all material respects all of the obligations, covenants and agreements that it must perform at or before the Closing Time. MDS shall have received immediately prior to Closing Time a certificate from a senior officer of Buyer certifying, to the best of such officer’s knowledge, information and belief, and without personal liability, that the conditions in this Section 6.2.1 have been satisfied.

6.2.2 Receipt of Closing Documentation

All documentation relating to the due authorization of the purchase of the Purchased Assets, the Replacement Contracts and the Migrating Assets by the Buyer and each Designated Buyer Affiliate under this Agreement and the Closing Documents to which it is a party shall be mutually satisfactory to the Parties, acting reasonably.

6.2.3 Litigation

There shall not be in force any Applicable Law or Order, and there shall not have been any action taken under any Applicable Law or by any Governmental Authority, that makes it illegal or otherwise restrains, enjoins or prohibits the Closing contemplated herein in accordance with the terms hereof in any material respect.

6.2.4 Consents and Other Conditions

(a)	All Regulatory Consents shall have been obtained or made on or before the Closing Time.

(b)	The conditions set forth in Schedule 6.2.4(b) shall have been satisfied.

(c)
Each of the transactions included in Schedule 2.5 that are to have occurred prior to the Closing Time shall have been completed in the sequence contemplated therein to the satisfaction of MDS, acting reasonably.

(d)
The Buyer Purchase Structure shall not have resulted in any incremental Taxes for MDS or any Operator as a result of any change effective on or before 11:59 p.m. on the day prior to the Closing in any applicable Tax law or the interpretation thereof by any applicable Governmental Authority.

6.2.5 Deliveries of Buyer

At the Closing Time, Buyer and each Designated Buyer Affiliate as applicable shall execute and/or deliver to the applicable Seller in form and substance mutually satisfactory to the Parties, acting reasonably, all certificates, agreements, documents and instruments as required under this Agreement including the following:

(a)	payment of the Closing Cash Amount in accordance with Subsection 3.9(b);

(b)	the General Conveyance, the Document Registration Agreements and Acknowledgements and Directions permitting electronic registration in respect of the transfer of the Lands;

(c)
a GST undertaking and indemnity regarding the self-assessment and remittance of GST applicable to the purchase of the Lands, as applicable, in lieu of the payment of GST on the Lands to the applicable Seller;

(d)
the Assignment and Assumption Agreements, together, if requested by a party to any Lease, Contract or Equipment Lease, the agreement of Buyer directly with such party to assume all obligations thereunder from the Closing Time;

(e)	the Limited Trade Mark Licence;

(f)	the CBS License Agreement;

(g)	the Non-Competition Agreement;

(h)	the Support Services Agreement;

(i)
subject to Subsection 2.1(b) and Section 2.2, the assumption agreements in respect of the partnership agreements and shareholders’ agreements and other documents to be delivered by Buyer to the applicable Seller on Closing under the Regional Purchase Agreements;

(j)	the opinion of counsel to Buyer and any Designated Buyer Affiliates, as applicable;

(k)	if required under Section 5.1.7 or the Migration Agreement, the International Boulevard Licenses and Post-Closing Services Agreement, respectively;

(l)	any costs payable by Buyer to MDS pursuant to Sections 4.1 and 4.2 of the Migration Agreement; and

(m)	such other certificates, instruments of conveyance and documents as may be reasonably requested by MDS prior to the Closing Date to carry out the intent and purposes of this Agreement.

6.2.6 LPBP Consent

The LPBP Consent shall have been obtained on or before the Closing Time.

6.2.7 BC Closing

All conditions precedent to the BC Closing shall have been satisfied or waived, as applicable, save and except for the release from escrow of all BC Documents delivered in connection with the BC Closing, [REDACTED] prior to the BC Closing as contemplated in Step 19 of Schedule 2.5 and the payment of the Cash Closing Amount (as defined in and under the BC Purchase Agreement).

6.3 Waiver

Either Party may waive, by written notice to the other Party, any condition set forth in this Article 6 which is for its sole benefit. No waiver by a Party of any condition, in whole or in part, shall operate as a waiver of any other condition.

6.4 Failure to Satisfy Conditions

Subject to Section 2.2, if any condition set forth in Section 6.1 or 6.2 is not satisfied at the Closing Time, or if it becomes apparent that any such condition cannot be satisfied at the Closing Time, the Party entitled to the benefit of such condition (the “First Party”) may terminate this Agreement by notice in writing to the other Party and in such event:

(a)
unless the other Party can show that the condition or conditions which have not been satisfied and for which the First Party has terminated this Agreement are reasonably capable of being performed or caused to be performed by the First Party or have not been satisfied by reason of a default by the First Party hereunder, the First Party shall be released from all obligations hereunder, except as contemplated in Section 10.10; and

(b)
unless the First Party can show that the condition or conditions which have not been satisfied and for which the First Party has terminated this Agreement are reasonably capable of being performed or caused to be performed by the other Party or have not been satisfied by reason of a default by the other Party hereunder, then the other Party shall also be released from all obligations hereunder, except as contemplated in Section 10.10.

ARTICLE 7

POST-CLOSING PROVISIONS

The provisions of this Article 7 shall apply conditional upon Closing.

7.1 Insurance and Risk of Loss

(a)
From and after the Closing Time, Buyer shall place its own insurance on the Purchased Assets, the Replacement Contracts conveyed at that time and the Migrating Assets and the Diagnostics Business and none of MDS or the Operators shall have any obligation or Liabilities in respect of the Purchased Assets, the Replacement Contracts, the Migrating Assets, the Diagnostics Business or the Assumed Liabilities thereafter except as otherwise expressly provided in this Agreement.

(b)
MDS shall use commercially reasonably efforts to recover any Losses in respect of the Disclosed Matter under its policies of insurance. To the extent that such Losses are not covered by MDS’ insurance policies, it shall notify Buyer and Buyer shall use commercially reasonable efforts to seek coverage for any such Loss under applicable workers’ compensation legislation.

7.2 Litigation

Buyer and the applicable Designated Buyer Affiliate shall reasonably co-operate with each Seller but, subject to the terms of Article 8, at the expense of such Seller in order that such Seller may properly defend any claim, demand, suit, action, cause of action, dispute, proceeding, litigation, investigation, grievance, arbitration, governmental proceeding or other proceeding including appeals and applications for review, in progress against, by or relating to such Seller with respect to the Purchased Assets, the Replacement Contracts, the Migrating Assets, the Diagnostics Business or the Excluded Liabilities (including with respect to the partnerships and corporations in which the Seller holds an interest directly or indirectly) or any diagnostics business formerly operated by any Seller or any of its Affiliates or in which any Seller or an Affiliate thereof had any equity interest prior to the Closing Time in respect of a period of time prior to the Closing Time, whether brought before or after the Closing Time. In this connection, Buyer shall make reasonably available to Sellers those Employees knowledgeable about the matter in question and all books and records relating thereto and shall permit such employees to testify in all proceedings with respect thereto.

7.3 Post-Closing Access

After the Closing, upon reasonable notice, Buyer and the applicable Designated Buyer Affiliate and MDS and the other Sellers will give, or cause to be given, to the Representatives of the other, access, during normal business hours, to the books and records which relate exclusively to the Diagnostics Business (including with respect to the underlying partnerships and corporations of the Diagnostics Business) for the periods prior to the Closing Time, and will permit such persons to examine and copy such books and records to the extent reasonably requested by the other Party in connection with the preparation of Tax and financial reporting matters, audits, legal proceedings, governmental investigations and other business purposes. Each of Buyer and the applicable Designated Buyer Affiliate and MDS and the other Sellers will preserve such books and records for a period of seven years from Closing Date, or such longer period as is required by Applicable Law or a Governmental Authority in connection with a Licence or related audit, including an Ontario Health Insurance Plan audit. However, none of such Persons shall be obligated to take any action pursuant to this Section that would unreasonably disrupt the normal course of its business, violate the terms of any contract to which it is a party or to which it or any of its assets is subject or grant access to any of its proprietary, confidential or classified information. MDS, Buyer and any Designated Buyer Affiliate will co-operate with one another in the conduct of any Tax audit or similar proceedings involving or otherwise relating to the Diagnostics Business (or the income therefrom or assets thereof).

7.4 Excluded Asset Adjustment

To the extent a rebate, refund, royalty, credit or other amount contemplated by subsection (m) of the definition of “Excluded Assets” (each a “Excluded Refund”) is paid to Buyer, a Designated Buyer Affiliate or an Operator and such Excluded Refund is not included in the Accounts Receivable on the Closing Balance Sheet and has not been received by MDS or Operator prior to the Closing Time (an “Unaccounted Excluded Refund”), and the Buyer, applicable Designated Buyer Affiliate or an Operator, or other Person to which the applicable Diagnostics Business has been transferred receives the Unaccounted Excluded Refund, directly or indirectly, after the Closing Time, Buyer, the applicable Designated Buyer Affiliate, Operator or other Person shall receive such Unaccounted Excluded Refund in trust for MDS, to the extent of the interest of MDS therein, and shall promptly notify MDS of such payment, provide to MDS an accounting of such Unaccounted Excluded Refund and pay to MDS all money received by such Person in respect of such Unaccounted Excluded Refund without any deduction, withholding or off set.

7.5 Tax Matters

(a)
After the Closing, Buyer or the applicable Designated Buyer Affiliate shall provide to MDS such information and assistance as is reasonably requested by MDS for the purposes of preparing any Tax Returns of Ontario GP, MDS ONT LP and MDS Quebec in respect of periods ending on or before the Closing Date and determining MDS’ (or its Affiliates) liability for Taxes.

(b)
After the Closing Date, each Party shall provide to the other Party, at such other Party’s expense, such information and assistance as is reasonably requested by the other Party for the purpose of completing and filing any Tax Returns, claiming any refunds or credits and responding to, defending against or conducting any action, suit, proceeding, audit, investigation or claim in respect of Taxes.

7.6 Privacy Notification

Buyer and each Designated Buyer Affiliate shall notify the employees, customers, patients, directors, officers, securityholders and other Persons whose Personal Information is included within the Disclosed Personal Information that the Closing has taken place and Personal Information about them has been disclosed to Buyer and each Designated Buyer Affiliate to the extent and in the manner required by Applicable Law.

7.7 Other Confidentiality Agreements

MDS shall, at the expense and reasonable request of Buyer, diligently enforce any and all rights and remedies available to it under the terms of the Other Confidentiality Agreements in respect of confidential information of the Diagnostics Business purchased by Buyer hereunder including by injunction or specific performance.

7.8 Post-Closing Reimbursements

After the Closing Time, should a Seller receive payment of any amount on account of any Accounts Receivable or Prepaid Expenses of the MDS Diagnostics Division reflected on the Closing Balance Sheet, such Seller shall receive such payment in trust for Buyer or the applicable Designated Buyer Affiliate and shall, within fifteen (15) Business Days after the end of each month in which any such payment was received, notify the Buyer or the applicable Designated Buyer Affiliate of such payment and pay to the Buyer or the applicable Designated Buyer Affiliate an amount equal to the money received by such Seller in respect of such payment without any deduction, withholding or off set.

After the Closing Time, should a Seller make a payment of any amount on account of any Assumed Liability reflected on the Closing Balance Sheet, including for greater certainty any Employee wages, health, dental or other benefits and other remuneration, the Seller shall provide Buyer or the applicable Designated Buyer Affiliate with evidence of the payment and Buyer or the applicable Designated Buyer Affiliate shall, within fifteen (15) Business Days of receipt of such evidence, reimburse the Seller an amount equal to the amount paid without any deduction, withholding or off set.

7.9 No MDS Guarantees on Lease Renewals

Buyer and the applicable Designated Buyer Affiliate shall not extend the term of any Lease or renew any Lease included in the Purchased Assets or the Replacement Contracts acquired in connection with this Agreement without the prior written consent of MDS unless no Seller shall have any Liability thereunder surviving beyond a period of twelve (12) months following Closing.

7.10 Post-Closing Conveyance of Migrating Assets

MDS shall as soon as reasonably practicable after any Migrating Project is completed after Closing in accordance with the Migration Agreement, transfer and convey to the Buyer or a Designated Buyer Affiliate all of MDS’ right, title and interest in and to the Migrating Assets relating to or arising from such Migration Project pursuant to a general conveyance or bill of sale, in form and substance mutually satisfactory to the Parties, acting reasonably.

7.11 Survival of Covenants

All covenants and agreements of the Parties set forth in this Agreement to be performed after the Closing Date shall survive the Closing and remain in full force and effect indefinitely until fully performed.

7.12 U.S. Non-Competition and Non-Solicitation Agreements

The Buyer and each Designated Buyer Affiliate hereby agrees to (and to cause their respective Affiliates to) adhere to and be bound by each non-competition covenant and non-solicitation covenant, the waivers of defences relating thereto and the remedies for breach thereof, to which the applicable MDS Contracting Party (and its Affiliates) is subject pursuant to the agreements executed in connection with the sale of the MDS diagnostics business in the United States, as such agreements are listed in Section 7.12 of the Disclosure Letter (the “U.S. Non-Competition Agreements”), to the same extent (including for the periods of time) as the applicable MDS Contracting Party (and its Affiliates), as if Buyer and the Designated Buyer Affiliates were the original MDS Contracting Party under such U.S. Non-Competition Agreements. For certainty, such non-competition covenants, non-solicitation covenants, the waivers of defences relating thereto and the remedies for breach thereof consist of those provisions set out opposite the applicable U.S. Non-Competition Agreements in Section 7.12 of the Disclosure Letter. The Buyer and its Designated Buyer Affiliates acknowledge and agree that the covenants set forth in this Section are reasonable, properly required in the circumstances and are necessary in connection with the purchase of the Purchased Assets and assumption of the Assumed Liabilities by Buyer and its Designated Buyer Affiliates pursuant to this Agreement and the BC Purchase Agreement.

ARTICLE 8

INDEMNIFICATION

8.1 Definitions

As used in this Article 8:

“Claim” means any act, omission or state of facts and any demand, action, investigation, inquiry, suit, proceeding, claim, assessment, judgment or settlement or compromise relating thereto which may give rise to a right to indemnification under Section 8.2 or 8.3;

“Direct Claim” means any Claim by an Indemnified Party against an Indemnifier which does not result from a Third Party Claim;

“Indemnifier” means any Party obligated to provide indemnification under this Agreement;

“Indemnified Party” means any Person entitled to indemnification under this Agreement;

“Indemnity Payment” means any amount of Loss required to be paid pursuant to Sections 8.2 or 8.3;

“Loss” means any and all loss, Liability, damage, cost, expense, charge, fine, penalty or assessment, suffered or incurred by the Person seeking indemnification directly resulting from or arising out of any Claim, including the costs and expenses of any action, suit, proceeding, investigation, inquiry, arbitration award, grievance, demand, assessment, judgment, settlement or compromise relating thereto, but (i) excluding loss of profits, indirect, incidental, special, punitive and consequential damages (which, for greater certainty, are deemed to include any Taxes payable by the Indemnified Party as a consequence of the receipt of an amount pursuant to Article 8 hereof and provided that a Loss shall not be deemed an indirect Loss solely because the Loss is incurred by Buyer through a diminution in the value of its direct or indirect investment in an Operator); (ii) excluding any contingent Liability until it becomes actual; (iii) reduced by any net Tax benefit; and (iv) reduced by any recovery, settlement or otherwise under or pursuant to any insurance coverage, or pursuant to any claim, recovery, settlement or payment by or against any other Person; and

“Third Party Claim” means any Claim asserted against an Indemnified Party by any Person who is not a Party or a Seller or an Affiliate of such a Person.

8.2 Indemnification by MDS

Subject to the limits set forth in Section 8.10, MDS shall indemnify, defend and save harmless Buyer, each Designated Buyer Affiliate and the Representatives of the Buyer and Designated Buyer Affiliate from and against any and all Loss suffered or incurred by any of them, as a result of, or arising in connection with:

(a)	subject to Section 4.5, any misrepresentation or breach of any warranty made or given by MDS in this Agreement or in any Closing Document;

(b)	any failure by any Seller to observe or perform any covenant, agreement or obligation of such Seller contained in this Agreement or in any Closing Document; or

(c)
any Excluded Liability including for greater certainty, (i) all claims for severance or termination pay made by any Ontario Employee or Quebec Employee who does not accept Buyer’s offer of employment made in accordance with Subsection 5.4.1(a) and (ii) any Liability incurred by Buyer, a Designated Buyer Affiliate or the Operator of the Diagnostics Business [REDACTED] arising from the failure of the Sellers or Operators to obtain the consent of [REDACTED] to the Buyer or a Designated Buyer Affiliate prior to Closing; or

(d)	subject to compliance by Buyer with Subsection 7.1(b), any Claim related to the matter set forth in Section 4.1.6(3)(g) of the Disclosure Letter (the “Disclosed Matter”).

8.3 Indemnification by Buyer

Buyer shall indemnify, defend and save harmless each Seller and the Representatives of each Seller from and against any and all Loss suffered or incurred by any of them, as a result of, or arising in connection with:

(a)	subject to Section 4.6, any misrepresentation or breach of any warranty made or given by Buyer or any Designated Buyer Affiliate in this Agreement or in any Closing Document;

(b)
any failure by Buyer or any Designated Buyer Affiliate to observe or perform any covenant, agreement or obligation of Buyer or such Designated Buyer Affiliate contained in this Agreement or in any Closing Document; or

(c)
any Assumed Liability, including for greater certainty, those resulting from any Claim, which may be asserted by any Ontario Employee or Quebec Employee who accepts Buyer’s or the applicable Designated Buyer Affiliate’s offer of employment against any Seller in respect of the employment or termination of employment of such Employee by Buyer or the applicable Designated Buyer Affiliate or an Operator or any changes to the duties, terms and conditions of their employment at or after the Closing Time.

8.4 Agency for Representatives

Each Party agrees that it accepts each indemnity in favour of any of its Representatives as agent and trustee of that Representative and MDS accepts each indemnity in favour of the other Sellers and their Representatives as agent and trustee of that Seller and Representative. Each Party agrees that a Party may enforce an indemnity in favour of any of that Party’s Representatives on behalf of that Representative (and in the case of MDS, on behalf of the other Sellers and their Representatives).

8.5 Notice of the Defence of Third Party Claims

If an Indemnified Party receives notice of the commencement or assertion of any Third Party Claim, the Indemnified Party shall give the Indemnifier reasonably prompt written notice thereof, but in any event no later than 30 days after receipt of such notice of such Third Party Claim. Such notice to the Indemnifier shall describe the Third Party Claim in reasonable detail and shall indicate, if reasonably practicable, the estimated amount of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifier shall have the right to participate in or, by giving notice to that effect to the Indemnified Party not later than 30 days after receipt of such notice of such Third Party Claim and subject to the rights of any insurer or other third party having potential liability therefor, to elect to assume the defence of any Third Party Claim at the Indemnifier’s own expense and by such Indemnifier’s own counsel, and the Indemnified Party shall co-operate in good faith in such defence. The Indemnified Party shall have the right to participate in the defence of any Third Party Claim assisted by counsel of its own choosing at the Indemnified Party’s expense. The Indemnified Party shall not settle or compromise any Third Party Claim without the prior written consent of the Indemnifier.

8.6 Assistance for Third Party Claims

The Indemnifier and the Indemnified Party will use all reasonable efforts to make available to the Party which is undertaking and controlling the defence of any Third Party Claim,

(a)	those employees whose assistance, testimony or presence is necessary to assist such Party in evaluating and in defending any Third Party Claim; and

(b)	all documents, records and other materials in the possession of such Party reasonably required by such Party for its use in defending any Third Party Claim,

and shall otherwise co-operate with the Party defending such Third Party Claim. The Indemnifier shall be responsible for all reasonable expenses associated with making such documents, records and materials available and for all reasonable expenses of any employees made available by the Indemnified Party to the Indemnifier hereunder, which expense shall be equal to an amount to be mutually agreed upon per person per hour or per day for each day or portion thereof that such employees are assisting the Indemnifier but such expenses shall not exceed the actual direct out-of pocket cost to the Indemnified Party associated with such employees.

8.7 Settlement of Third Party Claims

If an Indemnifier elects to assume the defence of any Third Party Claim as provided in Section 8.5, the Indemnifier shall not be liable for any legal expenses subsequently incurred by the Indemnified Party in connection with the defence of such Third Party Claim. However, if the Indemnifier fails to take reasonable steps necessary to defend diligently such Third Party Claim within 15 days after receiving notice from the Indemnified Party that the Indemnified Party bona fide believes on reasonable grounds that the Indemnifier has failed to take such steps, the Indemnified Party may, at its option, elect to assume the defence of and to compromise or settle the Third Party Claim assisted by counsel of its own choosing and the Indemnifier shall be liable for all reasonable costs and expenses paid or incurred in connection therewith; provided that the Indemnified Party shall not enter into any compromise or settlement of any Third Party Claim without the prior written consent of the Indemnifier, which shall not be unreasonably withheld, delayed or conditioned.

8.8 Direct Claims

Any Direct Claim shall be asserted by giving the Indemnifier reasonably prompt written notice thereof, but in any event not later than 30 days after the Indemnified Party becomes aware of such Direct Claim. The Indemnifier shall then have a period of 15 days within which to respond in writing to such Direct Claim. If the Indemnifier does not so respond within such 15 day period, the Indemnifier shall be deemed to have rejected such Claim, and in such event the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party.

8.9 Failure to Give Timely Notice

A failure to give timely notice as provided in this Article 8 shall not affect the rights or obligations of the Indemnifier or Indemnified Party except and only to the extent that, as a result of such failure, any such party which was entitled to receive such notice was deprived of its right to recover any payment under its applicable insurance coverage or was otherwise directly and materially damaged as a result of such failure or whose rights were materially prejudiced by such failure.

8.10 Limitation

Claims for indemnification made by Buyer, any Designated Buyer Affiliate or the Representative of Buyer or a Designated Buyer Affiliate against any Seller shall be limited as follows:

(a)
in respect of Claims made under Subsection 8.2(a) (other than a Claim resulting from a misrepresentation or breach of warranty in respect of a representation or warranty in Subsection 4.1.26) no Losses shall be recoverable until the aggregate of all Losses suffered or incurred by Buyer, any Designated Buyer Affiliate or the Representative of Buyer or a Designated Buyer Affiliate in respect of all misrepresentations or breaches of warranty made or given by MDS in this Agreement or in any Closing Document exceeds 0.5% of the Purchase Price in the aggregate in which event the amount of all such Losses in excess of such amount may be recovered by Buyer or the applicable Designated Buyer Affiliate or Representative, as applicable;

(b)
the maximum aggregate liability of Sellers to Buyer, any Designated Buyer Affiliate and their Representatives for Losses pursuant to Section 8.2 shall not exceed 30% of the Purchase Price other than Losses resulting directly from the intentional breach of this Agreement or any Closing Document by a Seller or a Seller’s fraudulent or deceitful act; and

(c)
if any Applicable Law would give Buyer, any Designated Buyer Affiliate or the Representative of Buyer or a Designated Buyer Affiliate the right, notwithstanding the express terms of Section 4.5 or 8.2 to the contrary, to make a claim in respect of a breach of a representation or warranty made or given by a Seller in this Agreement or in any Closing Document after the expiry of the survival period set forth in Section 4.5 with respect to such representation and warranty, the Parties agree that the aggregate Losses suffered or incurred by Buyer, any Designated Buyer Affiliate or the Representative of Buyer or a Designated Buyer Affiliate as a result of, or arising in connection with, any such Claim shall be deemed to be limited to $1.00 and Buyer and each Designated Buyer Affiliate hereby forever waives, releases and discharges each Seller from any Loss in excess of such deemed amount.

8.11 Reductions and Subrogation

If the amount of any Loss incurred by an Indemnified Party at any time subsequent to the making of an Indemnity Payment is reduced by

(a)	any net Tax benefit to the Indemnified Party; or

(b)	any recovery, settlement or otherwise under or pursuant to any insurance coverage, or pursuant to any claim, recovery, settlement or payment by or against any other Person,

the Indemnified Party shall promptly notify the Indemnifier in writing of the nature and amount of such reduction (and any costs, expenses (including Taxes) or premiums incurred in connection therewith), and the amount of such reduction (less any such costs, expenses (including Taxes) or premiums) shall promptly be repaid by the Indemnified Party to the Indemnifier. Upon making an Indemnity Payment, the Indemnifier shall, to the extent of such Indemnity Payment, be subrogated to all rights of the Indemnified Party against any third party in respect of the Loss to which the Indemnity Payment relates. Until the Indemnified Party recovers full payment of its Loss, any and all claims of the Indemnifier against any such third party on account of such Indemnity Payment shall be postponed and subordinated in right of payment to the Indemnified Party’s rights against such third party.

8.12 Exclusive Remedy

The rights of indemnity set forth in this Article 8 are the sole and exclusive remedy of Buyer and each Designated Buyer Affiliate on the one hand and the Sellers on the other in respect of any misrepresentation, breach of warranty or breach of covenant by the other hereunder or under any Closing Document (other than the rights of termination in Section 6.4 or a claim for specific performance or injunctive relief).

8.13 Duty to Mitigate

Nothing in this Agreement shall in any way restrict or limit the general obligation at law of an Indemnified Party to mitigate any Loss which it may suffer or incur by reason of the breach by an Indemnifier of any representation, warranty or covenant of the Indemnifier hereunder or under any Closing Document. If any Loss can be reduced by any recovery, settlement or otherwise under or pursuant to any insurance coverage, or pursuant to any claim, recovery, settlement or payment by or against any other Person, the Indemnified Party shall take all appropriate steps to enforce such recovery, settlement or payment.

8.14 General Limitations

An Indemnifier shall have no liability to an Indemnified Party hereunder or under any Closing Document:

(a)
for any Liability which arises solely by reason of a proposed or actual enactment or change of any applicable Tax legislation or any proposed or actual change in the interpretation or administration of such legislation after the date hereof;

(b)
for any Liability that arises as a result of any legislation not in force on the date hereof which takes effect retrospectively or occurs as a consequence of a change in the interpretation of the law after the date hereof;

(c)	in respect of any matter or thing done or omitted to be done by or at the direction or with the consent of the Indemnified Party;

(d)
in respect of any Claim arising in connection with or in any way related to the implementation by the Indemnifier of the Indemnified Party’s structuring of the purchase and sale of the Purchased Assets as contemplated herein;

(e)	in respect of more than one representation, warranty or covenant that relates to the same matter or thing in this Agreement or a Closing Document;

(f)	for any Loss or matter to the extent arising from a change in the accounting policies or practices of the Operator after the Closing;

(g)
to the extent that a Seller is unable to challenge or dispute any Claim due to the loss or destruction, in each case by Buyer, a Designated Buyer Affiliate or an Operator, of any relevant Books and Records;

(h)
for any Loss or matter to the extent accrued, provided for or reserved for, or otherwise taken into account in the Closing Balance Sheet or an adjustment to the Purchase Price (otherwise than under Section 8.15); and

(i)
for any Loss for a breach of or inaccuracy in any representation or warranty if the Indemnified Party was aware, at or before the Closing Date, of the facts as a result of which such representation or warranty was breached or inaccurate.

8.15 Adjustment to the Purchase Price

For greater certainty, the amount of any payment required to be made by an Indemnifier to an Indemnified Party shall be deemed to constitute an adjustment to the Purchase Price and the Parties agree to allocate the adjustment to the appropriate Purchased Asset, acting reasonably.

ARTICLE 9

ARBITRATION

9.1 Arbitration

Any dispute between the Parties concerning any matter arising under or in connection with Sections 3.4, 3.5 and 3.6 and Schedule 3.1 of this Agreement shall be submitted to arbitration in accordance with the provisions of this Article.

9.2 Laws of Ontario

The law to be applied in connection with the arbitration shall be the law of Ontario, including its conflict of law rules.

9.3 Arbitration Act

The arbitration shall be governed by the Rules of Procedure (the “Rules”) set forth in Schedule 9.3. The rules and procedures of the Arbitration Act, 1991 (Ontario) shall apply except to the extent that they are modified by the express provisions of this Article or such Rules. The decision of the arbitrator shall be conclusive, final and binding on the Parties and no appeal shall lie therefrom.

ARTICLE 10

GENERAL

10.1 Expenses

Except as set forth in this Agreement, each Party shall pay all expenses it incurs (and in the case of MDS, any expenses that MDS Quebec incurs) in authorizing, preparing, executing and performing this Agreement and the Closing Documents and the transactions contemplated under this Agreement and the Closing Documents, whether or not the Closing occurs, including all fees and expenses of its legal counsel, bankers, investment bankers, brokers, accountants or other representatives or consultants.

10.2 Time

Time is of the essence of each provision of this Agreement.

10.3 Notices

Any notice, demand or other communication (in this Section, a “notice”) required or permitted to be given or made hereunder shall be in writing and shall be sufficiently given or made if:

(a)
delivered in person during normal business hours of the recipient on a Business Day and left with a receptionist or other responsible employee of the recipient at the applicable address set forth below; or

(b)	sent by any electronic means of sending messages, including facsimile transmission (excluding e-mail), which produces a paper record (“Transmission”) during normal business hours on a Business Day;

in the case of a notice to MDS, addressed to it at:

MDS Inc.
100 International Blvd.
Toronto, Ontario
M9W 6J6

Attention:     Executive Vice-President,
Corporate Development and General Counsel
                Fax No.: (416) 213-4222

with a copy to (which shall not constitute notice):

Fasken Martineau DuMoulin LLP
66 Wellington Street West
Suite 4200, Toronto Dominion Bank Tower
Box 20, Toronto-Dominion Centre
Toronto, Ontario
M5K 1N6

Attention:  Scott Conover
Fax No.:  (416) 364-7813

and in the case of a notice to Buyer or any applicable Designated Buyer Affiliate, addressed to it at:

200 Bay Street
P.O. Box 56
Suite 2100
Royal Bank Plaza, South Tower
Toronto, ON
M5J 2J2

Attention:  President and Chief Executive Officer
Fax No.:  (416) 361-6075

with a copy to (which shall not constitute notice):

Ogilvy Renault LLP
200 Bay Street
Royal Bank Plaza, South Tower
Suite 3800
P.O. Box 84
Toronto, ON
M5J 2Z4

Attention: Jacques Demers
Fax No.: (416) 216-3930

Each notice sent in accordance with this Section shall be deemed to have been received:

(a)	on the day it was delivered in person as aforesaid;

(b)
on the same day that it was sent by Transmission, or on the first Business Day thereafter if the day on which it was sent by Transmission was not a Business Day or if it was sent after normal business hours on a Business Day.

Any Party may change its address for notice by giving notice to the other Parties.

10.4 Assignment, Successors

(a)
Buyer (and, as applicable, any Designated Buyer Affiliate) may, without the consent of MDS but upon prior written notice to MDS, assign this Agreement and its rights and obligations hereunder, in whole or in part, to one or more Affiliates of Buyer or OMERS Administration Corporation. Upon notification to MDS of any such assignment by Buyer (or, as applicable, any Designated Buyer Affiliate), the applicable Affiliate (to which such assignment is made) shall become liable for the performance of the obligations assigned by Buyer (or, as applicable, any Designated Buyer Affiliate) to it. Notwithstanding the foregoing, Buyer shall remain jointly and severally liable with such designated Affiliates of Buyer or OMERS Administration Corporation (or, as applicable, any Designated Buyer Affiliate) and shall cause all of its covenants and obligations hereunder to be observed and performed by such Affiliates. Notwithstanding the foregoing, any assignee which will acquire property pursuant to Section 2.1 must satisfy the conditions in Section 5.11.

(b)
MDS may, without the consent of Buyer (and, as applicable, any Designated Buyer Affiliate), but upon prior written notice to Buyer, assign this Agreement and its rights and obligations hereunder, in whole or in part, to one or more direct or indirect subsidiaries of MDS. Upon notification to Buyer (and, as applicable, any Designated Buyer Affiliate) of any such assignment by MDS, the designated subsidiary of MDS shall become liable for the performance of the obligations assigned to them. Notwithstanding the foregoing, MDS shall remain jointly and severally liable with such designated subsidiaries of MDS and shall cause all of its covenants and obligations hereunder to be observed and performed by such subsidiaries.

(c)	Subject to paragraphs (a) and (b),

(i)	no Party may assign any rights or benefits under this Agreement to any Person;

(ii)	each Party agrees to perform its obligations under this Agreement itself, and not to arrange in any way for any other Person to perform those obligations; and

(iii)
no assignment of benefits or arrangement for substituted performance by one Party shall be of any effect against the other Party except to the extent that the other Party has consented to it in writing.

(d)
This Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors (including any successor by reason of amalgamation or statutory arrangement of any Party) and permitted assigns.

10.5 Further Assurances

Each Party shall do such acts and shall execute such further documents, conveyances, deeds, assignments, transfers, elections and the like, and will cause the doing of such acts and will cause the execution, filing and registration of such further documents as are within its power, as the other Party may in writing at any time and from time to time reasonably request be done and or executed, in order to give full effect to the provisions of this Agreement and each Closing Document.

10.6 Public Announcements

Subject to Applicable Law, no Party shall make or cause to be made, any public statement or public announcement or issue any press release or otherwise communicate with any news media concerning this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other Party, and the Parties shall co-operate as to the timing and content of any such press release, public announcement or communication. Notwithstanding the foregoing, Buyer acknowledges that MDS is a reporting issuer under Applicable Laws and is obligated to make immediate public disclosure of the entering into of this Agreement and the material terms hereof and will be required to file a copy of this Agreement on the System for Electronic Document Analysis and Retrieval (SEDAR) and EDGAR, and Buyer consents to the making of such disclosure and such filing and any related communications (including in connection with analyst conference calls) and shall co-operate in the content of such disclosure provided, however, that Buyer has a reasonable opportunity to comment on the disclosure related to such filing.

10.7 Counterparts

This Agreement may be executed in any number of counterparts. Each executed counterpart shall be deemed to be an original. All executed counterparts taken together shall constitute one agreement.

10.8 Facsimile Execution

To evidence the fact that it has executed this Agreement, a Party may send a copy of its executed counterpart to the other Party by Transmission. That Party shall be deemed to have executed this Agreement on the date it sent such Transmission. In such event, such Party shall forthwith deliver to the other Party the counterpart of this Agreement executed by such Party.

10.9 No Partnership

Nothing contained in this Agreement shall be deemed in any way or for any purpose to constitute any Party a partner or agent or legal representative of the other Party in the conduct of any business or otherwise or a member of a joint venture or joint enterprise with the other, or to authorize one Party to bind the other or to create any fiduciary relationship between them.

10.10 Survival

Notwithstanding any provision herein to the contrary, Sections 5.1.4, 5.1.6(a), 5.1.6(b) and 5.13 and Articles 1, 8 and 10 shall survive the termination of this Agreement.

[THE REMAINDER OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK]

TO WITNESS THEIR AGREEMENT, the Parties have duly executed this Agreement.
MDS INC.
Per:	/s/ Stephen P. DeFalco
Name:	Stephen P. DeFalco
Title:	Chief Executive Officer

Per:	/s/ Jim Garner
Name:	Jim Garner
Title:	Executive Vice President and Chief Financial Officer
We have authority to bind the Corporation

BOREALIS INFRASTRUCTURE MANAGEMENT INC.
Per:	/s/J. Michael Rolland
Name:	J. Michael Rolland
Title:	Senior Vice President

Per:	/s/John Knowlton
Name:	John Knowlton
Title:	Secretary
We have authority to bind the Corporation

Schedule 2.5
Transaction Structure and Closing Sequence
[REDACTED]

Schedule 3.1
Holdback Amount
[REDACTED]

Schedule 3.8
Purchase Price Allocation

[REDACTED]

Schedule 5.6
MDS INC.

- AND -

BOREALIS INFRASTRUCTURE MANAGEMENT INC.

- AND -

[DESIGNATED BUYER AFFILIATES]

LIMITED TRADE-MARK LICENCE AGREEMENT
Dated this <*> day of <*>, 2006
Prepared by:
Fasken Martineau DuMoulin LLP
Toronto, Ontario

Article 1......... INTERPRETATION
1.1.......... Definitions
1.2.......... Headings, etc
1.3.......... Plurality and Gender
1.4.......... Including, etc.
1.5.......... Construction
1.6.......... Severability
1.7.......... Time of the Essence
1.8.......... No Third Party Beneficiaries.
Article 2......... GRANT OF LICENCE
2.1.......... Grant
Article 3......... QUALITY CONTROL
3.1.......... Compliance with Quality Control Guidelines
3.2.......... Preserve Goodwill
3.3.......... Access for Inspection
3.4.......... Compliance with Applicable Laws
3.5.......... Notice of Default
3.6.......... Remedy
Article 4......... AGREEMENT NOT ASSIGNABLE
4.1.......... Not Assignable
Article 5......... TRADE-MARK OWNERSHIP
5.1.......... MDS Owner of MDS Marks
5.2.......... Negative Covenant
5.3.......... No Challenge
5.4.......... Defending the MDS Marks
Article 6......... TERM AND TERMINATION
6.1.......... Term and Termination
6.2.......... Termination with Respect to a Licensee
Article 7......... EFFECT OF TERMINATION
7.1.......... Discontinue Use on Termination
7.2.......... Destruction of Materials
7.3.......... Survival
Article 8......... SUB-LICENSING
8.1.......... Permitted Sub-Licensees
8.2.......... Sub-Licenses
Article 9......... INDEMNITY
9.1.......... Indemnity
Article 10....... REMEDIES
10.1........ Remedies
Article 11....... GENERAL
11.1........ Notices
11.2........ Waiver of Rights
11.3........ Amendments
11.4........ Governing Law
11.5........ Entire Agreement
11.6........ Further Assurances
11.7........ Counterparts
11.8........ Facsimile Execution
11.9........ Binding Agreement
11.10...... No Partnership
SCHEDULE “A”MDS Marks
            SCHEDULE “B”Form of Sub-License

TRADE-MARK LICENSE AGREEMENT
THIS LIMITED TRADE-MARK LICENSE AGREEMENT (“Agreement”) is made and entered into as of <*>, 2006, by and between MDS Inc., a corporation incorporated under the laws of Canada (the “Licensor”) and Borealis Infrastructure Management Inc., a corporation incorporated under the laws of Canada (the “Buyer”) [NTD:  The Designated Buyer Affiliates will be added as Licensees.] (the Buyer and ●, ●and ● are collectively referred to herein as the “Licensees”)
RECITALS:
A.                                         Licensor is the owner of all right, title and interest in and to the registered trade-marks in Canada, shown in Schedule “A” attached hereto.
B.                                         Licensor and Buyer have entered into an asset purchase agreement with respect to the portion of the Diagnostics Business conducted in Ontario and Quebec dated ●, 2006 (as such agreement may be amended from time to time, the “Ontario Purchase Agreement”), as well as an asset purchase agreement with respect to the portion of the Diagnostics Business conducted in British Columbia dated ●, 2006 (as such agreement may be amended from time to time, the “BC Purchase Agreement”) (the Ontario Purchase Agreement and the BC Purchase Agreement are collectively referred to herein as the “Purchase Agreements”), pursuant to which, among other things, Buyer is purchasing from Licensor and the other Sellers the Purchased Assets (as defined in both of the Purchase Agreements) on the terms and subject to the conditions set forth in each of the Purchase Agreements.
C.                                         The MDS Marks are used by Licensor and its Affiliates in connection with its Pharma Services, Nordion and Sciex businesses and, prior to the Closing, the MDS Marks have been used by Licensor and its Affiliates in connection with the Diagnostics Business.  The goodwill associated with the MDS Marks is extremely valuable to Licensor and its Affiliates and all right, title and interest in and to the MDS Marks shall remain with Licensor and shall not be transferred to Buyer pursuant to or in connection with the Purchase Agreements.
D.                                        Buyer requires a transition period to re-brand and adopt new marks in connection with the operation of the Diagnostics Business by the Licensees and their Affiliates after Closing.
E.                                         It is a condition of Closing under the Ontario Purchase Agreement that the Parties enter into this Agreement on the Closing Date.
IN CONSIDERATION of the premises, the Purchase Price paid by Buyer to the Sellers pursuant to the Purchase Agreements, the respective covenants and agreements contained herein and of other consideration (the receipt and sufficiency of which are hereby acknowledged by each Party) the Parties agree as follows:
Article 1
INTERPRETATION
1.1                                      Definitions
As used in this Agreement, unless the context otherwise requires capitalized terms not expressly defined in this Agreement shall have the meanings ascribed thereto in the Ontario Purchase Agreement, and the following terms shall have the following meanings:
(a)                “Affiliate” means, with respect to any Person,
(i)                  any other Person who directly or indirectly controls, is controlled by, or is under direct or indirect common control with, such Person; or
(ii)                any other Person that directly or indirectly owns all of the participating equity of such Person or for which all of the participating equity is directly or indirectly owned by such Person; and
a Person shall be deemed to “control” a Person if such Person possesses directly or indirectly the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise, and “controlled” shall have a similar meaning;
(b)               “Agreement” has the meaning ascribed thereto in the preamble hereof and includes all attached schedules;
(c)                “AutoLabs Business” means the business carried on by the Licensor and its Affiliates prior to Closing and by Licensees and their Affiliates after Closing relating to the hardware system and related software known as APX (AutoLab Process eXpert) that provides specimen management, storage, results and instrument interfacing capabilities at testing locations, consisting of the licensing, maintenance and support of such system;
(d)               “BC Purchase Agreement” has the meaning ascribed thereto in the recitals;
(e)                “Defaulting Licensee” has the meaning ascribed thereto in Section 6.2;
(f)                 “Diagnostics Business” means the specimen collection and diagnostic services businesses carried on, prior to the date hereof, by Licensor and the BC Operators, the Operators and the Non-Controlled Operators as defined in both of the Purchase Agreements and after Closing by Licensees and their Sub-Licensees, consisting of the provision of clinical laboratory testing for physicians, hospitals, non-hospital health care institutions, employers or insurance companies, management of hospital laboratories and other support services for clinical diagnostics and the Auto Labs Business;
(g)                “MDS Marks” means the registered trade-marks in Canada set out in Schedule “A” attached hereto, including any and all common law rights and goodwill attaching thereto;
(h)                “notice” has the meaning ascribed thereto in Section 11.1;
(i)                  “Ontario Purchase Agreement” has the meaning ascribed thereto in the recitals;
(j)                 “Parties” means, collectively Licensor and Licensees and “Party” means any one of them;
(k)               “Permitted Assignee” has the meaning ascribed thereto in Section 4.1;
(l)                  “Permitted Sub-Licensee” has the meaning ascribed thereto in Section 8.1;
(m)              “Person” shall be broadly interpreted and includes an individual, body corporate, partnership, joint venture, trust, association, unincorporated organization, the Crown, any Governmental Authority or any other entity recognized by law;
(n)                “Purchase Agreements” has the meaning ascribed thereto in the recitals;
(o)               “Representative” has the meaning ascribed thereto in Section 9.1;
(p)               “Sub-License” has the meaning ascribed thereto in Section 8.2;
(q)               “Territory” means (a) Canada, (b) and, to the extent required to perform the obligations of the Licensees under the US Support Services Contracts as contemplated by the Ontario Purchase Agreement, the U.S.A. ;
(r)                 “Transition Period” means the period commencing on the date hereof and ending on the date that is 12 months after the date of this Agreement; and
(s)                “Transmission” has the meaning ascribed thereto in Section 11.1(b).
1.2                                      Headings, etc.
The division of this Agreement into articles, sections, subsections and schedules and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.  The article, section, subsection and schedule headings in this Agreement are not intended to be full or precise descriptions of the text to which they refer and are not to be considered part of this Agreement.  All uses of the words “hereto”, “herein”, “hereof”, “hereby” and “hereunder” and similar expressions refer to this Agreement and not to any particular section or portion of it.  References to an Article, Section, Subsection or Schedule refer to the applicable article, section, subsection or schedule of this Agreement.
1.3                                      Plurality and Gender
In this Agreement, words in the singular include the plural and vice-versa and words in one gender include all genders.
1.4                                      Including, etc.
Reference in this Agreement to the term “including” shall mean “including without limitation” and shall not be construed to limit any general statement which it follows to the specific or similar items or matters immediately following it.
1.5                                      Construction
This Agreement is the joint product of Licensor and Licensees, has been subject to mutual consultation, negotiation and agreement of the Parties and shall not be construed for or against any Party.
1.6                                      Severability
If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such determination shall not impair or affect the validity, legality or enforceability of the remaining provisions hereof, and each provision is hereby declared to be separate, severable and distinct.
1.7                                      Time of the Essence
Time shall be of the essence of this Agreement and each provision hereof.
1.8                                      No Third Party Beneficiaries
Nothing in this Agreement is intended expressly or by implication to, or shall, confer upon any Person other than Licensor and Licensees and, solely in respect of Article 9, Licensor’s Representatives, any rights or remedies of any kind.  Licensor accepts each covenant in favour of each Representative as agent and trustee of such Representative, and Licensor may enforce such covenants on behalf of each Representative.
Article 2
GRANT OF LICENCE
2.1                                      Grant
Subject to the terms and conditions of this Agreement, Licensor grants to Licensees a non-exclusive, non-transferable, royalty-free licence to use the MDS Marks solely in association with the Diagnostics Business for the Transition Period in the Territory (provided that, notwithstanding any other statement in this Agreement, Licensees may only use the MDS Marks in the U.S.A to the extent required to perform the obligations of the Licensees under the US Support Services Contracts as contemplated by the Ontario Purchase Agreement).
Article 3
QUALITY CONTROL
3.1                                      Compliance with Quality Control Guidelines
Licensees shall use the MDS Marks only in connection with the Diagnostics Business and only in the Territory.  Licensees shall operate the Diagnostics Business and provide diagnostic services of substantially the same character and quality as the Licensor prior to Closing and shall ensure that the use of the MDS Marks conforms to and complies with a character and quality substantially the same as the character and quality standards of Licensor prior to Closing.
3.2                                      Preserve Goodwill
Licensees shall ensure that all representations of the MDS Marks shall be used in a manner so as to ensure the preservation and enhancement of the goodwill attaching to the MDS Marks.  Licensees shall not advertise, exploit, promote, market or otherwise operate the Diagnostics Business using the MDS Marks in any manner which will or is reasonably likely to adversely affect the reputation of Licensor or the validity or distinctiveness of the MDS Marks.
3.3                                      Access for Inspection
Licensees will permit Licensor and its authorized representatives access to Licensees’ operating facilities during normal business hours upon Licensor providing a Licensee with two (2) Business Days prior written notice of its request for such access, for the purpose of inspecting the Diagnostics Business operated in association with the MDS Marks and full disclosure of all uses of the MDS Marks by such Licensee.  Licensees shall provide samples of all proposed uses of the MDS Marks including with any trade-marks of Licensees, in each case together with reasonable details as to the proposed usage, and shall not use the MDS Marks in any advertising, promotional or other materials, including without limitation in any press release, prepared by or on behalf of a Licensee after the date hereof, without the prior written approval of Licensor, which approval shall not be unreasonably withheld.  Approval or non-approval shall be given within three (3) Business Days of a request for approval having been made.
3.4                                      Compliance with Applicable Laws
Licensees shall operate the Diagnostics Business and use the MDS Marks in compliance with all Applicable Laws and shall obtain and at all times maintain any and all Licences necessary for the operation of the Diagnostics Business in the Territory.
3.5                                      Notice of Default
Each Licensee shall give prompt notice to Licensor of (i) any violation of this Agreement by such Licensee or violation of any Sub-License by any Sub-Licensee; (ii) any unauthorized use of the MDS Marks in the Territory or any confusingly similar marks or names adopted by third parties of which a Licensee becomes aware and (iii) the occurrence of any of the matters or events described in Section 6.1(b) or Section  6.2(a), (b), (c) or (d) with respect to such Licensee.
3.6                                      Remedy
Upon notice to or other discovery by a Licensee of any misuse of the MDS Marks or non-compliance by such Licensee or a Permitted Sub-Licensee with the provisions of this Agreement or the applicable Sub-License, such Licensee shall (and shall cause the applicable Sub-Licensee to, as the case may be) promptly notify Licensor and remedy such misuse or non-compliance and notify Licensor of the remedial steps taken.
Article 4
AGREEMENT NOT ASSIGNABLE
4.1                                      Not Assignable
No Licensee shall have the right to assign, divide, mortgage, pledge, charge or otherwise encumber this Agreement in whole or in any part, or any licensed right granted herein, to any Person, other than the right to assign this Agreement to an Operator or BC Operator (each, a “Permitted Assignee”), provided that (a) the Licensee shall provide reasonable prior written notice of such assignment to Licensor, the Licensees shall remain jointly and severally liable with such Permitted Assignee, and shall cause all of its covenants and obligations hereunder to be observed and performed by such Permitted Assignee, and (b) such Licensee shall, promptly upon the Permitted Assignee ceasing to be an Affiliate of such Licensee or OMERS Administration Corporation or ceasing to operate the applicable part of the Diagnostics Business within the Territory, (i) provide Licensor with written notice of same, and (ii) cause such Permitted Assignee to assign this Agreement to another Permitted Assignee, such assignment to be subject to this Section 4.1.
Article 5
TRADE-MARK OWNERSHIP
5.1                                      MDS Owner of MDS Marks
Licensees recognize the significant value of the goodwill associated with the MDS Marks and acknowledge that the MDS Marks and all rights therein, including the goodwill, belong exclusively to Licensor.  Licensees agree not to commit any act or omission adverse or injurious to Licensor’s rights in the MDS Marks.
5.2                                      Negative Covenant
Licensees shall not associate intellectual property belonging to third parties with the MDS Marks (other than the intellectual property of Affiliates of Licensees, to the extent such association is reasonably required in connection with the use of the MDS Marks permitted to such Affiliates by this Agreement) except with the prior written consent of Licensor, such consent not to be unreasonably withheld.  Licensees shall not (and shall cause each Affiliate of Licensees not to) use any of the MDS Marks as, or as part of, its corporate, partnership, business or trade-name or style.
5.3                                      No Challenge
Neither during the term of this Agreement, nor at any time after termination hereof, shall any Licensee, either directly or indirectly, (i) dispute, challenge or contest the ownership, validity, distinctiveness or enforceability of the MDS Marks, (ii) attempt any registration thereof or of any other mark or name that is similar phonetically or visually to the MDS Marks or is so similar thereto as to suggest association with, confusion with or sponsorship by Licensor, or (iii) depreciate, impair, dilute or otherwise adversely affect or attempt to depreciate, impair, dilute or otherwise adversely affect the value of the goodwill attaching to the MDS Marks.
5.4                                      Defending the MDS Marks
Licensor shall have the sole and exclusive right and discretion to determine whether or not any action shall be taken by itself on account of any infringements of, use of, imitations of or interference with the MDS Marks or any right confusingly similar thereto.  Licensor may at any time commence proceedings in respect of the MDS Marks.  Licensees shall assist Licensor in the proof and enforcement of the rights of Licensor at Licensor’s expense as required by Licensor.  In no event shall a Licensee have any recourse against Licensor for costs or damages as a result of Licensor’s failure to act or as a result of any action brought by Licensor.  Licensor may at its sole discretion assume the defense of any action or proceeding of any kind brought against a Licensee which relates to the use, distinctiveness or validity of, or otherwise to, the MDS Marks.
Article 6
TERM AND TERMINATION
6.1                                      Term and Termination
This Agreement shall expire and terminate upon the expiry of the Transition Period as defined in this Agreement.  However, in addition to and without limiting or prejudicing any rights or remedies of Licensor hereunder, at law or in equity, this Agreement shall automatically terminate before the expiry of the Transition Period, upon the happening of any of the following events:
(a)                A Licensee or any of its Sub-Licensees commits a breach of this Agreement or the applicable Sub-License and the Licensee or Sub-Licensee, as the case may be, is so notified in writing by Licensor of such breach occurring and, in the case of a breach capable of remedy, fails to remedy the same within ten (10) days after receipt of such notice from Licensor; or
(b)               A Licensee or any of its Sub-Licensees disputes, contests or challenges (i) the validity or enforceability of any MDS Marks, (ii) the ownership of any MDS Marks by Licensor, its successors and assigns, (iii) the entitlement of Licensor or any of its Affiliates or licensees to use or licence any MDS Marks or (iv) opposes any application by Licensor or any of its Affiliates for any MDS Marks or any associated or similar trade-marks.
6.2                                      Termination with Respect to a Licensee
This Agreement shall automatically terminate before the expiry of the Transaction Period with respect to a Licensee (a “Defaulting Licensee”) upon the happening of any of the following events:
(a)                A change of control of such Licensee occurs.  For the purpose hereof, a change of control shall occur if (i) all or substantially all of the assets of such Licensee are sold, distributed or otherwise disposed or in one or more transactions to a Person other than an Affiliate of the Licensee or OMERS Administration Corporation or (ii) a Licensee ceases to be an Affiliate of either Borealis Capital Corporation or OMERS Administration Corporation;
(b)               Such Licensee ceases or threatens to cease to carry on business or takes any action to dissolve, wind-up or liquidate;
(c)                Such Licensee stops making payments in the normal course of business, makes a general assignment for the benefit of creditors, makes a bulk sale of its assets, institutes any proceedings relating to insolvency or bankruptcy, or such proceedings are instituted against such Licensee; or
(d)               A custodian, receiver, manager, receiver-manager, lessor, encumbrancer or any other entity is appointed to take charge of or takes possession of any material part of such Licensee’s business, property or assets, or a distress or execution is levied against such Licensee.
Article 7
EFFECT OF TERMINATION
7.1                                      Discontinue Use on Termination
(a)                Upon expiry or termination of this Agreement pursuant to Section 6.1, the licensed rights granted herein shall immediately cease and be null and void, Licensees shall immediately discontinue any and all use, display or advertisement of any kind in any medium or manner of the MDS Marks, or any confusingly similar names or marks including any brochures, pamphlets, signs (including, appearing on, in or around any building or any vehicle), business cards, letterhead, internet sites or web pages and Licensee shall not adopt any other mark, name, logo, acronym or any other identification of source that may be considered confusingly similar with the MDS Marks or suggest a relationship, association or affiliation with Licensor or the MDS Marks.
(b)               Upon termination of this Agreement pursuant to Section 6.2, the licensed rights granted herein to the Defaulting Licensee shall immediately cease and be null and void, the Defaulting Licensees shall immediately discontinue any and all use, display or advertisement of any kind in any medium or manner of the MDS Marks, or any confusingly similar names or marks including any brochures, pamphlets, signs (including, appearing on, in or around any building or any vehicle), business cards, letterhead, internet sites or web pages and the Defaulting Licensee shall not adopt any other mark, name, logo, acronym or any other identification of source that may be considered confusingly similar with the MDS Marks or suggest a relationship, association or affiliation with Licensor or the MDS Marks.
7.2                                      Destruction of Materials
Notwithstanding Section 7.1 hereof, upon the expiry or termination of this Agreement pursuant to either Sections 6.1 or 6.2, all Licensees or the Defaulting Licensee, as the case may be, will: (i) use commercially reasonable efforts to remove any embedded software codes that contain any MDS Marks in such Licensee’s internal business systems, to the extent that such removal may be conducted without disruption, other than minor disruption, to such Licensee’s internal business systems; and (ii) ensure that any public documents containing a MDS Mark within such Licensee’s custody or control are destroyed, or where such destruction is impracticable, discontinued and shall ensure that such discontinued documents remain subject to such Licensee’s obligations of confidentiality; and the Chief Information Officer of such Licensee shall deliver to Licensor a certificate certifying that such Licensee and all Permitted Sub-Licensees of such Licensee have complied with this Section.
7.3                                      Survival
Notwithstanding the expiration or termination of this Agreement, all covenants and acts to be performed and/or observed by a Licensee under this Agreement or which by their nature survive the expiration or termination of this Agreement including this Article 7 and Article 9, shall survive any such expiration or termination.
Article 8
SUB-LICENSING
8.1                                      Permitted Sub-Licensees
Licensees shall not grant or purport to grant any sub-licence of its rights or obligations under this Agreement, except that a Licensee may sub-license its rights and obligations to any Affiliate, Operator or BC Operator within the Territory as long as such Affiliate, Operator or BC Operator is and remains throughout the Transition Period an Affiliate of Buyer or OMERS Administration Corporation, operates any part of the Diagnostics Business within the Territory and exercises the sublicensed rights only in connection with such operation as permitted by this Agreement (a “Permitted Sub-Licensee”).
8.2                                      Sub-Licenses
Any sub-license granted under Section 8.1 (each a “Sub-License”) shall be on the following terms:
(a)                The sub-license shall not be effective until a Licensee and the Permitted Sub-Licensee have entered into an agreement in writing which is in all material respects the same as this Agreement (save that there will be no further right to sub-license by a Permitted Sub-Licensee) and shall be executed and delivered by the Licensee, the applicable Permitted Sub-Licensee and Licensor, in the form attached hereto as Schedule “B” attached hereto;
(b)               The Licensees shall be fully responsible and jointly and severally liable with each Permitted Sub-Licensee for the acts and omissions of each Permitted Sub-Licensee;
(c)                The Licensee shall at all times and solely at its own cost diligently enforce the terms and conditions of such Sub-Licenses; and
(d)               The permission to sub-licence and all Sub-Licenses granted pursuant hereto, will terminate automatically without any further act or formality upon the earliest of (i) expiry of the Transition Period; (ii) termination of this Agreement; or (iii) in the case of any Permitted Sub-Licensee, if it is no longer an Affiliate of Buyer or OMERS Administration Corporation.
Article 9
INDEMNITY
9.1                                      Indemnity
Licensees shall jointly and severally indemnify and hold harmless Licensor, its Affiliates and their respective directors, shareholders, officers, employees, agents and other representatives (each such Person other than Licensor being a “Representative”), from any and all liabilities, losses, suits, claims, demands, damages, expenses, costs (including all legal costs), fines and actions of any kind or nature whatsoever to which they shall or may become liable for, or suffer by reason of, arising in connection with or relating to any breach, violation or non-performance on the part of a Licensee or a Permitted Sub-Licensee of any provision of this Agreement or applicable Sub-License.  The maximum aggregate liability of Licensees to Licensor, its Affiliates and their Representatives pursuant to this Section 9.1 shall be one million dollars ($1,000,000),provided that this limitation shall not apply in the case of any gross negligence or wilful misconduct by a Licensee, a Permitted Sublicensee and/or any of their respective Affiliates.
Article 10
REMEDIES
10.1                                  Remedies
Licensees acknowledge that the goodwill associated with the MDS Marks is extremely valuable as it has been used by Licensor in connection with its businesses for over thirty years, Licensor intends to continue to use the MDS Marks in its businesses other than the Diagnostics Business after the date hereof and monetary damages may not be a sufficient remedy for, and Licensor may suffer irreparable harm as a result of, a breach by a Licensee of this Agreement or by any Permitted Sub-Licensee of the applicable Sub-License.  Accordingly, in the event of any breach of this Agreement by a Licensee or any Sub-License by any Permitted Sub-Licensee, in addition to any other remedy provided for at law or in equity, Licensor shall be entitled to equitable relief, including an injunction or specific performance or both.  The remedies of Licensor under this Agreement are cumulative and shall not exclude any other remedies to which Licensor may be lawfully entitled.
Article 11
GENERAL
11.1                                  Notices
Any notice, demand or other communication (in this Section, a “notice”) required or permitted to be given or made hereunder shall be in writing and shall be sufficiently given or made if:
(a)                delivered in person during normal business hours of the recipient on a Business Day and left with a receptionist or other responsible employee of the recipient at the applicable address set forth below; or
(b)               sent by any electronic means of sending messages, including facsimile transmission (excluding e-mail), which produces a paper record (“Transmission”) during normal business hours on a Business Day;
in the case of a notice to Licensor, addressed to it at:
MDS Inc.
100 International Blvd.
Toronto, Ontario
M9W 6J6
Attention:          Executive Vice-President,
                        Corporate Development and General Counsel
Fax No.:           (416) 213-4222
with a copy to (which shall not constitute notice):
Fasken Martineau DuMoulin LLP
66 Wellington Street West
Suite 4200, Toronto Dominion Bank Tower
Box 20, Toronto-Dominion Centre
Toronto, Ontario
M5K 1N6
Attention:          Scott Conover
Fax No.:           (416) 364-7813
and in the case of a notice to a Licensee, addressed to it at:
200 Bay Street
Royal Bank Plaza, South Tower
Suite 2100
P.O. Box 56
Toronto, Ontario
M5J 2J2
Attention:          President and Chief Executive Officer
Fax No.:           (416) 361-6075
with a copy to (which shall not constitute notice):
Ogilvy Renault LLP
200 Bay Street
Royal Bank Plaza, South Tower
Suite 3800
P.O. Box 84
Toronto, Ontario
M5J 2Z4
Attention:          Jacques Demers
Fax No.:           (416) 216-3930
Each notice sent in accordance with this Section shall be deemed to have been received:
(i)                  on the day it was delivered in person as aforesaid;
(ii)                on the same day that it was sent by Transmission, or on the first Business Day thereafter if the day on which it was sent by Transmission was not a Business Day or if it was sent after normal business hours on a Business Day.
Either Party may change its address for notice by giving notice to the other Party.
11.2                                  Waiver of Rights
Any waiver of, or consent to depart from, the requirements of any provision of this Agreement shall be effective only if it is in writing and signed by the Party giving it, and only in the specific instance and for the specific purpose for which it has been given.  No failure on the part of any Party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right.  No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.  No failure on the part of any Party to exercise, and no delay in exercising any right under this Agreement shall operate as a waiver of such right; nor shall any single or partial exercise of any such right preclude any other or further exercise of such right or the exercise of any other right.
11.3                                  Amendments
This Agreement may only be amended or otherwise modified by written agreement executed by Licensor and Licensees.
11.4                                  Governing Law
This Agreement shall be governed by, and interpreted and enforced in accordance with, the laws in force in the Province of Ontario and the federal laws of Canada applicable therein.  Each Party irrevocably submits to the non-exclusive jurisdiction of the courts of Ontario and the Federal Court of Canada with respect to any matter arising hereunder or related hereto.
11.5                                  Entire Agreement
This Agreement and the Purchase Agreements constitute the entire agreement between the Parties pertaining to the subject matter hereof and supersede all prior agreements, negotiations, discussions and understandings, written or oral, between the Parties.  There are no representations, warranties, conditions, other agreements or acknowledgements, whether direct or collateral, express or implied, that form part of or affect this Agreement, or which induced any Party to enter into this Agreement or on which reliance is placed by any Party, except as specifically set forth in this Agreement and the Purchase Agreements.
11.6                                  Further Assurances
Each Licensee and the Licensor shall do such acts and shall execute such further documents, conveyances, deeds, assignments, transfers, elections and the like, and will cause the doing of such acts and will cause the execution, filing and registration of such further documents as are within its power, as the Licensor or Licensees, respectively, may in writing at any time and from time to time reasonably request be done and or executed, in order to give full effect to the provisions of this Agreement.
11.7                                  Counterparts
This Agreement may be executed in counterparts.  Each executed counterpart shall be deemed to be an original and all such counterparts taken together will constitute one Agreement.
11.8                                  Facsimile Execution
To evidence the fact that it has executed this Agreement, a Party may send a copy of its executed counterpart to the other Parties by Transmission.  That Party shall be deemed to have executed this Agreement on the date it sent such Transmission.  In such event, such Party shall forthwith deliver to the other Parties the counterpart of this Agreement executed by such Party.
11.9                                  Binding Agreement
Subject to Section 4.1, this Agreement shall be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns.
11.10                              No Partnership
Nothing contained in this Agreement shall be deemed in any way or for any purpose to constitute any Party a partner or agent or legal representative of any other Party in the conduct of any business or otherwise or a member of a joint venture or joint enterprise with the other, or to authorize one Party to bind the other or to create any fiduciary relationship between them.
IN WITNESS WHEREOF the Parties have executed this Agreement as of the day and year first above written.

MDS INC.
By:
Name:
Title:
BOREALIS INFRASTRUCTURE MANAGEMENT INC.
By:
Name:
Title:

By:
Name:
Title:

[DESIGNATED BUYER AFFILIATES]

SCHEDULE “A”
MDS Marks

Trade-mark	Canadian Registration No.
MDS	TMA 407614
MDS and Design	TMA 426801
MDS and Design	TMA 518767
Science Advancing Health	TMA 517829

SCHEDULE “B”
Form of Sub-License

SCHEDULE 5.7

CBS LICENSE AGREEMENT
THIS CBS LICENSE AGREEMENT (the “Agreement”) is made and effective this ● day of ●, 2006 (the “Effective Date”).
BETWEEN:
MDS INC.,

(hereinafter referred to as “MDS”)
- and -
BOREALIS INFRASTRUCTURE MANAGEMENT INC.,
(hereinafter referred to as “Borealis”)
is as follows:
RECITALS:
1.         Pursuant to the Asset Purchase Agreement dated ● 2006 between MDS as vendor and Borealis as purchaser (the “Asset Purchase Agreement”) and the BC Purchase Agreement (as defined in the Asset Purchase Agreement) MDS has agreed to sell and Borealis has agreed to purchase certain of the assets of the MDS Diagnostics Division.
2.         During the period of time commencing on the date of the Asset Purchase Agreement and continuing until the Closing Date, the Parties have agreed to work together pursuant to the terms of the Migration Agreement dated ● 2006 between MDS and Borealis (the “Migration Agreement”) in order to migrate certain shared aspects of the MDS Diagnostics Division to Borealis as contemplated therein.
3.         In connection with Borealis’ operation of the Diagnostics Operations after the Closing Date, Borealis shall require access to and use of the Licensed Materials and MDS has agreed with Borealis that MDS shall license the Licensed Materials to Borealis on the terms and conditions set out in this Agreement.
NOW THEREFORE, in consideration of the foregoing and the respective covenants set forth herein, and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each Party), the Parties agree as follows:
1.0                          DEFINITIONS
1.1           Definitions:  All capitalized terms used in this Agreement (including the Recitals hereto) shall have the meanings set forth below (or in the Recitals above).
“CBS” means MDS’ common back office system solution known internally by MDS as the “CBS” and used to support its business operations, including the MDS Diagnostics Division, prior to Closing.
“Claim” has the meaning set forth in Section 2.9(a).
“Closing” has the meaning set forth in the Asset Purchase Agreement.
“Closing Date” has the meaning set forth in the Asset Purchase Agreement.
“Diagnostics Operations” has the meaning set forth in the Migration Agreement.
“Improvements” has the meaning set forth in Section 2.4.
“Licensed Materials” means the technology and related materials described in Schedule A.
“Licensed Rights” has the meaning set forth in Section 2.1.
“MDS Diagnostics Division” has the meaning set forth in the Asset Purchase Agreement.
“Migrating Assets” has the meaning set forth in the Migration Agreement.
“notice” has the meaning set forth in Section 4.9.
“Party” means either MDS or Borealis and “Parties” means both of them.
“Permitted Use” has the meaning set forth in Section 2.2.
“Purchased Assets” means, collectively, the assets identified as “Purchased Assets” and “Replacement Contracts” in the Asset Purchase Agreement and as “Purchased Assets”, “Replacement Contracts” and “Rix Assets” in the BC Purchase Agreement.
“Transmission” has the meaning set forth in Section 4.9.
1.2           Schedules:  The Schedules set out below are attached to and form an integral part of this Agreement:
Schedule A – Licensed Materials Description
2.0                          LICENSING AND OWNERSHIP
2.1           Licence: MDS hereby grants to Borealis as of the Closing Date a perpetual (subject to termination pursuant to Section 3.0), irrevocable, non-exclusive, royalty free, worldwide and non-transferable (except as is permitted under Section 4.6) licence to all of its rights, inclusive of any intellectual property rights, in and to the Licensed Materials for the Permitted Use (the “Licensed Rights”).
2.2           Use of Licensed Materials:
(a)           Permitted Use:  Pursuant to the Licensed Rights Borealis may access, use, copy, reproduce, modify, adapt, change, customize, enhance, make derivatives and otherwise use, without limitation or restriction (subject to Subsection 2.2(c)), the Licensed Materials as and to the extent required by Borealis to operate and support the conduct of, and the continued evolution of, the Diagnostics Operations. The foregoing rights as described in this subsection shall be referred to herein as the “Permitted Use”.
(b)           Third Parties:  For certainty, the Licensed Rights include the right of Borealis to: (i) sublicense pursuant to a written agreement that is materially and substantially consistent with the terms and conditions of this Agreement (but otherwise without limitation or restriction), the access to and beneficial use of the Licensed Materials to Borealis’ affiliates (including the Designated Buyer Affiliates, as defined in the Asset Purchase Agreement) and to such other persons as Borealis determines is reasonably necessary or required or desirable in, and solely for the purposes of, the conduct, support and continued evolution of the Diagnostics Operations (including, for certainty, the entity that operates and conducts the Diagnostics Operations if different than Borealis); and (ii) sublicense pursuant to a written agreement that is materially and substantially consistent with the terms and conditions of this Agreement, the access to and use of the Licensed Materials to third party service providers solely for the purposes of and to the extent such third party service providers are engaged by a permitted user hereunder to assist in the conduct or support of or the continued evolution of the Diagnostics Business.
(c)           Restricted Use and Provision: For greater certainty, Borealis acknowledges and agrees that it shall: (i) access, use, copy, reproduce, modify, adapt, change, customize, enhance and make derivatives of, the Licensed Materials, solely for the Permitted Use in accordance with this Agreement; and (ii) not distribute, sell, lease, rent, license, or otherwise make the Licensed Materials available to any person on a for-profit basis. For certainty, nothing in this Agreement shall require MDS to provide or make available to Borealis any employee, contractor, agent or other representative of MDS or any affiliate of MDS. Borealis also acknowledges and agrees that the license of the Licensed Materials hereunder does not obligate MDS to permit Borealis or any authorized user to access any computer systems of MDS or any affiliate of MDS.
2.3           Licensed Materials Ownership: Borealis acknowledges and agrees that MDS and its licensors are and shall remain the sole and exclusive owners of all right, title and interest in and to the Licensed Materials, including all copyright, trademarks, patents, trade secrets and all other intellectual property or proprietary rights therein.
2.4           Improvements Ownership: MDS acknowledges and agrees that ownership of, and all right, title and interest in and to (including all copyright, trademarks, patents, trade secrets and all other intellectual property rights therein), any modifications, improvements, adaptations, changes, customizations, enhancements and derivatives to or of the Licensed Materials (“Improvements”) made by Borealis shall be owned solely and exclusively by Borealis.
2.5           Confidential Information:
(a)           The Licensed Materials are the confidential information of MDS. Borealis agrees that it shall take reasonable measures to keep secure and protect the Licensed Materials from unauthorized access, disclosure, loss and theft and to maintain the confidentiality of all Licensed Materials in its possession or control, which measures shall in any event be no less than the measures it uses to maintain the confidentiality of its own confidential information of similar importance. Borealis shall not disclose to any person any of the Licensed Materials except as expressly permitted in this Agreement. Borealis may disclose the Licensed Materials (or parts thereof): (i) to the extent required by compulsion of law, including by order of a court or other governmental authority of competent jurisdiction, or otherwise as required by applicable law; (ii) to its officers, directors, personnel, professional advisors, third parties (as is permitted under Section 2.2(b) above), provided, however, that prior to such disclosure, Borealis shall inform such persons of the confidential nature of the Licensed Materials and shall be responsible to ensure that all persons to whom it discloses the Licensed Materials comply with the terms hereof; (iii) to the extent, as established by reliable evidence, that such information is publicly available when it was received by or became known to Borealis (including because and to the extent it had previously been disclosed by MDS in the course of the conduct of the MDS Diagnostic Division), or which subsequently entered the public domain, through no fault of or breach of the terms of this Agreement by Borealis (but only after it enters the public domain); (iv) which, as established by reliable evidence, is already known to Borealis at the time of its disclosure to Borealis by MDS provided that the receipt of such information was not made pursuant to an obligation of confidentiality between MDS and Borealis or in contravention of this Agreement or was not made by a person in contravention of an obligation of confidence of any kind that is, or reasonably ought to be known, by Borealis.
(b)           Borealis agrees that in the event it or any person(s) authorized hereunder to use the Licensed Materials is requested pursuant to, or required by, applicable law, regulation or legal process to disclose the Licensed Materials or any portion thereof, it shall notify MDS promptly in writing so that MDS may seek a protective order or other appropriate remedy.  Borealis and such authorized person(s) shall consent to MDS obtaining any protective order or other appropriate remedy that it and/or its affiliates may seek for the purpose of preventing disclosure of any of the Licensed Materials to the public.  In the event that no such protective order or other remedy is obtained, Borealis and such authorized person(s) shall furnish only that portion of the Licensed Materials which it is advised by legal counsel is legally required and shall take all commercially reasonable steps, to the extent permitted by law, to remove from such portion of the Licensed Materials that is required to be disclosed any information that is commercially sensitive to MDS.
(c)           Borealis acknowledges that any threatened or actual breach of any of the covenants or provisions contained in this Section 2.5 may cause MDS and/or its affiliates to suffer irreparable harm which could not be adequately compensated for by damages.  In such circumstances, Borealis agrees that MDS and/or its affiliates shall be entitled to seek to enforce the performance of this Agreement by equitable relief (including injunction or specific performance) upon application to a court of competent jurisdiction.  Any such relief or remedy shall not be exclusive, but shall be in addition to all other available legal or equitable remedies.  Borealis agrees that the provisions of this Section 2.5 are fair and reasonable in the commercial circumstances of this Agreement, and that MDS has relied on such provisions in entering into this Agreement
2.6           Limited Warranty. MDS warrants to Borealis that it has full power and authority to enter into this Agreement, it has all necessary rights to perform its obligations herein and to grant the Licensed Rights and that the execution, delivery and performance of this Agreement are not to any extent limited or restricted by, and are not in conflict with, any obligations, agreement or instrument to which it is either bound or subject.
2.7           Disclaimer Of Warranties: OTHER THAN THE LIMITED WARRANTIES EXPRESSLY SET OUT IN THIS AGREEMENT, MDS MAKES, AND THERE ARE, NO OTHER REPRESENTATIONS, WARRANTIES OR CONDITIONS OF ANY KIND WITH RESPECT TO THE LICENSED MATERIALS, WHETHER EXPRESS, IMPLIED, STATUTORY, ARISING OUT OF A COURSE OF DEALING OR USAGE OF TRADE OR OTHERWISE, INCLUDING BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OR CONDITIONS OF MERCHANTABILITY, FITNESS OR ADEQUACY FOR ANY PARTICULAR PURPOSE.
2.8           No Indirect Damages and Limitation: NEITHER PARTY SHALL BE LIABLE TO THE OTHER PARTY FOR ANY INDIRECT, SPECIAL, PUNITIVE, INCIDENTAL OR CONSEQUENTIAL LOSSES OR DAMAGES ARISING IN ANY MANNER FROM THIS AGREEMENT AND THE PERFORMANCE OR NON-PERFORMANCE OF OBLIGATIONS HEREUNDER, WHETHER BASED IN CONTRACT (INCLUDING FUNDAMENTAL BREACH AND BREACH OF A FUNDAMENTAL TERM), TORT (INCLUDING NEGLIGENCE) OR OTHERWISE, IN LAW OR EQUITY, EVEN IF IT HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. EACH PARTY’S TOTAL LIABILITY AND OBLIGATION TO THE OTHER, IN THE AGGREGATE (INCLUDING CLAIMS MADE UNDER SECTION 2.9) FOR ANY AND ALL CLAIMS ARISING OUT OF OR IN ANY CONNECTION WITH THIS AGREEMENT, WITH RESPECT TO ANY EXPENSE, DAMAGE, LOSS, INJURY, OR LIABILITY OF ANY KIND, REGARDLESS OF THE FORM OF ACTION OR THEORY OF LIABILITY (INCLUDING FOR BREACH OF CONTRACT (INCLUDING FUNDAMENTAL BREACH AND BREACH OF A FUNDAMENTAL TERM), TORT (INCLUDING NEGLIGENCE), BY STATUTE OR OTHERWISE) SHALL NOT EXCEED ONE HUNDRED THOUSAND DOLLARS ($100,000).
2.9           Remedies and Limitation:
(a)           Subject to Section 2.8, in the event of any claim, suit, action, threat, allegation or proceeding by any third party ("Claim") against Borealis (and any other person authorized hereunder to use the Licensed Materials) arising out of, or otherwise related to the use of the Licensed Materials (or any part thereof) as and to the extent permitted under this Agreement infringes any patent, trade secret, confidentiality, copyright or any other intellectual property rights of that person, such Claim shall be deemed to be a breach by MDS of this Agreement and MDS shall indemnify and hold harmless, and at the option of Borealis, defend Borealis, its affiliates and any other person authorized hereunder to use the Licensed Materials and their respective directors, officers and employees from any and all liabilities, damages, losses and expenses (including legal fees and expenses) arising out of such Claim, provided that with respect to such Claim: (i) the indemnity conditions described in Section 2.9(c) below are complied with; and (ii) the infringement does not result from any Improvements made by Borealis (or on its behalf by a third party), or the use or operation of the Licensed Materials in combination with any Improvements, or other software, products, data, apparatus or equipment.
(b)           Subject to Section 2.8, in the event of any Claim against MDS arising out of, or otherwise related to, any allegation that the use of the Improvements (or any part thereof) by Borealis (or any other person authorized hereunder to use the Licensed Materials) infringes any patent, trade secret, confidentiality, copyright or any other intellectual property rights of that person, Borealis shall indemnify and hold harmless, and at the option of MDS defend, MDS and its affiliates and their respective directors, officers and employees from any and all liabilities, damages, losses and expenses (including legal fees and expenses) arising out of such Claim, provided that with respect to such Claim the indemnity preconditions described in Section 2.9(c) below are complied with.
(c)           To receive the indemnities contained in this Section 2.9, each Party seeking indemnification shall provide: (i) prompt written notice of the Claim to the indemnifying Party; (ii) all reasonable information and assistance which the indemnifying Party may reasonably require to defend the Claim; and (iii) the other party with sole control of the defence of the Claim, and all negotiations for its settlement or compromise, provided that neither Party may settle any Claim without the prior written consent of the other Party which consent will not be unreasonably withheld or delayed; and provided further that the failure to give such notice, information and assistance or to provide such control shall not relieve the indemnifying Party of its indemnification obligations pursuant to this Section except to the extent that the indemnifying Party was actually prejudiced by such failure.
3.0                          TERMINATION
3.1           Termination:  MDS acknowledges and confirms that the use by Borealis of the Licensed Materials is required for the ongoing operation of the Diagnostics Operations and therefore, after Closing, this Agreement (including the license granted hereunder) may only be terminated as follows: (a) upon mutual agreement of the Parties set out in writing; and (b) by Borealis at any time on notice to MDS. MDS agrees that the foregoing limitation is fair and reasonable in the commercial circumstances of this Agreement, the Asset Purchase Agreement and the BC Purchase Agreement and agrees not to assert any right to, and hereby waives to the maximum extent permitted by law, its right to terminate this Agreement inclusive of any Licensed Rights. For certainty, if this Agreement is terminated pursuant to this Section 3.1 the Licensed Rights shall terminate.
4.0                          GENERAL
4.1           Governing Law and Jurisdiction: This Agreement shall be subject to and governed by the laws of the province of Ontario, and the laws of Canada applicable therein without regard to the conflicts of law principles of such province. The Parties irrevocably attorn and submit to the non-exclusive jurisdiction of the courts of the Province of Ontario. The Parties expressly exclude the application of the United Nations Convention on Contracts for the International Sale of Goods.
4.2           Waiver: No waiver of any provision of this Agreement shall be implied, and no waiver shall be valid unless it is in writing and signed by the Party waiving its rights.  No waiver of any breach of any of the terms, provisions or conditions of this Agreement shall be construed as or held to be a waiver of any other breach, or a waiver of, acquiescence in, or consent to, any further or succeeding breach hereof.
4.3           Entire Agreement: This Agreement constitutes the entire agreement between the Parties and contains all agreements between the Parties with respect to the subject matter hereof.  All Schedules attached hereto are incorporated herein by reference.  This Agreement supersedes any and all other agreements, negotiations, discussions and understandings, either oral or written, between the Parties with respect to the subject matter hereof.
4.4           Amendment: No modification or amendment of this Agreement will be binding upon either Party unless in writing, expressly referencing this Agreement and duly executed by each Party.
4.5           Severability:  If any provision of this Agreement shall be determined by an arbitrator or any court of competent jurisdiction to be illegal, invalid or unenforceable, that provision shall be severed from this Agreement to the extent of its illegality, invalidity or unenforceability and the remaining provisions of this Agreement shall continue in full force and effect.
4.6           Assignment:  This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by each of the Parties, their respective successors and permitted assigns. Neither Party may assign this Agreement without the prior written consent of the other (not to be unreasonably withheld) except as is expressly permitted under this Section. MDS may assign this Agreement without the consent of Borealis to an affiliate. Borealis may assign this Agreement without the consent of MDS to an entity that operates and conducts any part of the Diagnostics Operations if different than Borealis. Either Party may assign this Agreement without the consent of the other Party to a person that purchases or acquires all or substantially all of that Party’s assets or the business or portion of the business to which the Licensed Material relates (which in the case of Borealis is the Diagnostic Operations). Any assignment permitted pursuant to this Section 4.6 shall as a condition of assignment require: (a) the assignee or transferee agrees in writing with the non-assigning Party to be bound by all the terms and conditions of this Agreement; and (b) the assigning Party provides prior notice of the assignment to the other Party.
4.7           Counterparts:  This Agreement may be executed in any number of counterparts.  Each executed counterpart shall be deemed to be an original.  All executed counterparts taken together shall constitute one agreement. To evidence the fact that it has executed this Agreement, a Party may send a copy of its executed counterpart to the other Party by Transmission. In such event, such Party shall forthwith deliver to the other Party the counterpart of this Agreement executed by such Party.
4.8           Covenant of Further Assurances:  MDS agrees that it shall, without further consideration, do or cause to be done all such further acts and things as may be reasonably necessary or desirable to give full effect to this Agreement.
4.9           Notice: Any notice, demand or other communication (in this Section, a “notice”) required or permitted to be given or made hereunder shall be in writing and shall be sufficiently given or made if: (a) delivered in person during normal business hours of the recipient on a business day and left with a receptionist or other responsible employee of the recipient at the applicable address set forth below; or (b) sent by facsimile transmission (“Transmission”) during normal business hours on a business day;
in the case of a notice to MDS, addressed to it at:
MDS Inc.
100 International Blvd.
Toronto, ON   M9W 6J6
Attention:              Executive Vice-President, Corporate Development and General Counsel
Fax No.:                  (416) 213-4222

and in the case of a notice to Borealis, addressed to it at:

200 Bay Street
P.O. Box 56
Suite 2100
Royal Bank Plaza, South Tower
Toronto, ON   M5J 2J2
Attention:               Michael J. Rolland, Senior Vice President
Fax No.:                  (416) 361-6075

Each notice sent in accordance with this Section shall be deemed to have been received: (i) on the day it was delivered in person as aforesaid; (ii) on the same day that it was sent by Transmission or on the first (1st) business day thereafter if the day on which it was sent by Transmission was not a business day or if it was sent after normal business hours on a business day. Any Party may change its address for notice by giving notice to the other Party.

4.10         Survival:   The obligations and covenants of the Parties described in Articles 1, 2 (except Sections 2.1 and 2.2), and 4 and Section 3.2 shall survive the termination of this Agreement for any reason whatsoever.

 IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Effective Date.
MDS INC.
By:
Name: Title:
BOREALIS INFRASTRUCTURE MANAGEMENT INC.
By:
Name: Title:

SCHEDULE A

LICENSED MATERIALS DESCRIPTION

“Licensed Materials” means all technology, information, materials, data, components and elements (whether in written, graphic, electronic, machine-readable or any other form or medium whatsoever)forming part of, or included in, the CBS that are proprietary to MDS or an affiliate of MDS and reasonably necessary and required to replicate the CBS and to operate, support and maintain the CBS and that are used by MDS in connection with the operation of the MDS Diagnostics Division immediately prior to the Closing Date, but that are not included in the Purchased Assets or the Migrating Assets, and including without limitation:
(i)            all software code (in both object code and source code forms and containing no passwords or other devices that would prevent, obstruct, limit, restrict or prohibit the use of the software code) including application programming interfaces (APIs), graphic user interfaces (GUI’s) and screen designs (including so-called “look and feel” attributes), and other interfaces;
(ii)           system design attributes, methods, file layouts, structures, work flow, specifications and requirements, order of operations, methodologies, routines, designs, data, trade secrets, processes, procedures, systems, templates, formulae, algorithms, inventions, drawings, diagrams, studies, work in progress, ideas and concepts;
(iii)          existing documentation, including technical and functional descriptions and information, any available general flow-charts, field descriptions, any existing programmers’ commentary and instructions, programmer specifications, notes (technical or otherwise), manuals, reports, reference guides, explanations, annotations and other documentation; and
(iv)          the whole of the ideas, concepts, know-how and techniques contained in any of the foregoing.

Schedule 5.8
MDS INC.

- AND -

BOREALIS INFRASTRUCTURE MANAGEMENT INC.

NON-COMPETITION AND NON-SOLICITATION AGREEMENT
Dated this <*> day of <*>, 2006
Prepared by:
Fasken Martineau DuMoulin LLP
Toronto, Ontario

Article 1......... INTERPRETATION
1.1.......... Definitions
1.2.......... Headings, etc.
1.3.......... Plurality and Gender
1.4.......... Including, etc.
1.5.......... Construction
1.6.......... Severability
1.7.......... Time of the Essence
Article 2......... NON-COMPETITION AND NON-SOLICITATION
2.1.......... Recitals
2.2.......... Non-Compete
2.3.......... Exclusions from Field
2.4.......... Non-Solicitation by MDS and Affiliates
2.5.......... MDS Acknowledgement
2.6.......... Non-Solicitation by Buyer and Affiliates
2.7.......... Buyer Acknowledgement
2.8.......... Accounting for Profits
2.9.......... Other Remedies
2.10........ Effective Time
Article 3......... EXCEPTIONS
3.1.......... Exceptions for MDS and Affiliates
3.2.......... Exceptions for Buyer Entities
Article 4......... MISCELLANEOUS
4.1.......... Notices
4.2.......... Waiver of Rights
4.3.......... Amendments
4.4.......... Governing Law
4.5.......... Entire Agreement
4.6.......... Successors and Assigns
4.7.......... Counterparts
4.8.......... Facsimile Execution

NON-COMPETITION AND NON-SOLICITATION AGREEMENT

          This Non-Competition and Non-Solicitation Agreement (“Agreement”) is made and entered into as of <*>, 2006, by and between MDS Inc., a corporation incorporated under the laws of Canada (“MDS”) and Borealis Infrastructure Management Inc., a corporation incorporated under the laws of Canada (“Buyer”).

RECITALS:
A.                    MDS and Buyer have entered into the Ontario Purchase Agreement and the BC Purchase Agreement (collectively, the “Purchase Agreements”) pursuant to which, among other things, Buyer is purchasing from MDS and the other Sellers the Purchased Assets on the terms and subject to the conditions set forth in the Purchase Agreements.
B.                    MDS will derive economic benefits from the transactions contemplated in the Purchase Agreements.
C.                    So that Buyer may realize the full value associated with its purchase of the Purchased Assets pursuant to the Purchase Agreements, MDS has agreed that it will refrain from competing with Buyer, with respect to the Canadian Diagnostics Business, all in accordance with the terms of this Agreement.
D.                    MDS has voluntarily entered into this Agreement and agrees that the limitations and restrictions set out in this Agreement are reasonable and not oppressive and are intended to protect Buyer’s substantial investment and legitimate business interests with respect to the Canadian Diagnostics Business.
E.                     Buyer has voluntarily entered into this Agreement and agrees that the limitations and restrictions set out in this Agreement are reasonable and not oppressive and are intended to protect MDS’ substantial investment and legitimate business interests with respect to its businesses.
F.                     Buyer has advised MDS that it would not have acquired the Purchased Assets and would not have entered into the other transactions and agreements contemplated by the Asset Purchase Agreement without a commitment by MDS to execute and deliver this Agreement.
G.                    It is a condition of Closing under the Ontario Purchase Agreement that the Parties enter into this Agreement on the Closing Date.
        IN CONSIDERATION of the premises, the respective covenants and agreements contained herein and of other consideration (the receipt and sufficiency of which are hereby acknowledged by each Party) the Parties agree as follows:
Article 1
INTERPRETATION
1.1                 Definitions
As used in this Agreement, unless the context otherwise requires capitalized terms not expressly defined in this Agreement shall have the meanings ascribed thereto in the Ontario Purchase Agreement, and the following terms shall have the following meanings;
(a)        “Affiliate” means, with respect to any Person,
(i)         any other Person who directly or indirectly controls, is controlled by, or is under direct or indirect common control with, such Person; or
(ii)        any other Person that directly or indirectly owns all of the participating equity of such Person or for which all of the participating equity is directly or indirectly owned by such Person; and
a Person shall be deemed to “control” a Person if such Person possesses directly or indirectly the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise, and “controlled” shall have a similar meaning;
(b)        “Agreement” has the meaning ascribed thereto in the recitals;
(c)        “Autolabs Business” means the business carried on by MDS and its Affiliates relating to the hardware system and related software known as APX (AutoLab Process eXpert) that provides specimen management, storage, results and instrument interfacing capabilities at testing locations, consisting of the licensing, maintenance and support of such system;
(d)        “BC Purchase Agreement” means the asset purchase agreement dated <*>, 2006 between MDS, Mether Properties Limited Partnership and Buyer;
(e)        “BusinessDay” means a day other than Saturday or Sunday, on which Canadian chartered banks are open for the transaction of domestic business in the City of Toronto;
(f)         “Buyer Entity” has the meaning ascribed thereto in Section 2.6;
(g)        “Canadian DiagnosticsBusiness” means the specimen collection and diagnostic services businesses carried on in Canada, prior to the date hereof, by MDS, the Operators, BC Operators and the Non-Controlled Operators (as defined in both Purchase Agreements) and after Closing by Buyer, Buyer Entities and their Affiliates, consisting of the provision of clinical laboratory testing for physicians, hospitals, non-hospital health care institutions, employees or insurance companies, management of hospital laboratories and other support services for clinical diagnostics and the AutoLabs Business;
(h)        “Capacity” has the meaning ascribed thereto in Section 2.2;
(i)         “Employees” means, collectively, “Employees” as defined in the BC Purchase Agreement and “Employees” as defined in the Ontario Purchase Agreement;
(j)         “Field” means the collection, testing, monitoring and/or reporting of test results of bodily, cytological and other specimens from a patient at the request of any other Person, including a patient, health care professional, employer or insurance company;
(k)        “Infringing Business” has the meaning ascribed thereto in Section 3.1(a)(ii) hereof;
(l)         “MDS Employee” has the meaning ascribed thereto in Section 2.6;
(m)       “notice” has the meaning ascribed thereto in Section 4.1 hereof;
(n)        “Ontario Purchase Agreement” means the asset purchase agreement dated <*>, 2006 between MDS and Buyer;
(o)        “Phase IV Trials” means post-marketing studies to delineate additional information including a drug’s risks, benefits and optimal use;
(p)        “Purchase Agreements” has the meaning ascribed to it in the recitals;
(q)        “Purchased Assets” means, collectively, the “Purchased Assets” and “Regional Assets” as defined in the BC Purchase Agreement (but, for greater certainty, excluding any Regional Asset that is an Excluded Asset as defined in the BC Purchase Agreement) and the “Purchased Assets” and “Regional Assets” as defined in the Ontario Purchase Agreement (but, for greater certainty, excluding any Regional Asset that is an Excluded Asset as defined in the Ontario Purchase Agreement);
(r)        “Regional Asset” means “Regional Assets” as defined in each of the Purchase Agreements;
(s)        “Territory” means Canada;
(t)         “Transferred Employee” means any Employee or any employee of MDS, in each case, who becomes an employee of Buyer, a Buyer Entity or their Affiliates on Closing in accordance with the Purchase Agreements or after Closing in accordance with and as contemplated by the Parties in connection with a Migration Project (as defined in the Migration Agreement); and
(u)        “Transmission” has the meaning ascribed thereto in Section 4.1(b) hereof.
1.2                   Headings, etc.
 The division of this Agreement into articles, sections, subsections and schedules and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.  The article, section, subsection and schedule headings in this Agreement are not intended to be full or precise descriptions of the text to which they refer and are not to be considered part of this Agreement.  All uses of the words “hereto”, “herein”, “hereof”, “hereby” and “hereunder” and similar expressions refer to this Agreement and not to any particular section or portion of it.  References to an Article, Section, Subsection or Schedule refer to the applicable article, section, subsection or schedule of this Agreement.
1.3                   Plurality and Gender
In this Agreement, words in the singular include the plural and vice-versa and words in one gender include all genders.
1.4                   Including, etc.
Reference in this Agreement to the term “including” shall mean “including without limitation” and shall not be construed to limit any general statement which it follows to the specific or similar items or matters immediately following it.
1.5                   Construction
This Agreement is the joint product of MDS and Buyer, has been subject to mutual consultation, negotiation and agreement of the Parties and shall not be construed for or against any Party.
1.6                   Severability
If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such determination shall not impair or affect the validity, legality or enforceability of the remaining provisions hereof, and each provision is hereby declared to be separate, severable and distinct.
1.7                   Time of the Essence
Time shall be of the essence of this Agreement and each provision hereof.
Article 2
NON-COMPETITION AND NON-SOLICITATION
2.1                   Recitals
Buyer and MDS represent and warrant to each other that the recitals set forth above are true in substance and in fact and that the purpose of this Agreement is to protect the legitimate business interests of Buyer and of MDS, as applicable, by providing, inter alia, for the broadest scope, the longest duration and the widest territory permitted by law.
2.2                   Non-Compete
MDS agrees that, for a period of five (5) years after the Closing neither MDS nor any of its Affiliates shall, on their own behalf or on behalf of, or together with, any Person, directly or indirectly, and whether as an owner, operator, manager, employer, principal, agent, joint venturer, partner, shareholder or other equity holder, investor, independent contractor, licensor, licensee, franchisor, franchisee, distributor, consultant, supplier, lender, guarantor, financier, promoter, trustee or in any other similar capacity whatsoever (collectively, a “Capacity”), carry on, be engaged in, or have any financial interest in any business in the Field in the Territory.
2.3                   Exclusions from Field
Buyer acknowledges that the Field does not include (i) central laboratory testing (including bioanalytical testing) and/or clinical diagnostic testing (including bioanalytical testing) conducted in each case as part of a clinical trial undertaken by MDS or its Affiliates on behalf of itself and/or its Affiliates and/or on behalf of third parties (including the use of immune response monitoring services and central laboratory esoteric testing (including pharmacogenomic tests)) and all other research activities (beyond clinical trials) that could be related to any previously collected biological fluids or specimen (e.g. tissue) such as extended Phase IV Trials, newly available validation using diagnostic tests or personalized medicine approaches and all physiological testing (including, but not restricted to, biological samples, genetic analysis, imaging technologies and conventional vital indicators) associated with preclinical, clinical and post-market surveillance studies for pharmaceutical and medical device products; (ii) molecular imaging services or collaborations with Centres of Excellence in which a patient may be imaged in whole or part using a variety of techniques such as MR, CT, PET, ultrasound and optical and related point-of-care clinical diagnostic testing based on bodily or cytological specimens such as P450 testing, contrast agent interactions and overall patient responses to treatments; or (iii) the development, commercialization and support of clinical diagnostic tests associated with mass spectrometry or cellular analysis or a clinical diagnostics service using mass spectrometry or cellular analysis tools.
2.4                   Non-Solicitation by MDS and Affiliates
MDS acknowledges that the Transferred Employees are a key component of carrying on the Canadian Diagnostics Business and therefore agrees to the covenant in this Section 2.4.  Accordingly, MDS agrees that, for a period of three (3) years after the Closing, neither MDS nor any of its Affiliates shall, on their own behalf or on behalf of, or together with, any Person, directly or indirectly, solicit, employ, or offer employment to, any Transferred Employee.
2.5                   MDS Acknowledgement
MDS: (i) acknowledges and agrees that it has carefully considered with the assistance of its counsel the nature and extent of the restrictive covenants set forth in this Agreement; (ii) acknowledges and agrees that the provisions of Sections 2.2 and 2.4 are reasonable and necessary to protect and preserve Buyer’s interests in and right to use the Purchased Assets and the operation of the Canadian Diagnostics Business (as such business is carried on as of the date hereof) from and after Closing; (iii) irrevocably waives (and agrees not to raise) as a defence any issue of reasonableness (including the reasonableness of the Territory or the duration and scope of this Agreement) in any proceeding to enforce the provisions of Sections 2.2 and 2.4; (iv) acknowledges and agrees that Buyer may suffer irreparable harm if MDS or its Affiliates breach any of their obligations set out in Sections 2.2 and 2.4; and (v) acknowledges and agrees that monetary damages may not be a sufficient remedy for a breach by MDS or its Affiliates of the provisions of Sections 2.2 and 2.4.  Accordingly, in the event of a breach or threatened breach by MDS or any of its Affiliates of any of the provisions of Sections 2.2 and 2.4, in addition to any remedy provided for at law or in equity, Buyer shall be entitled to seek equitable relief, including an interim injunction, interlocutory injunction and permanent injunction or specific performance or both.
2.6                   Non-Solicitation by Buyer and Affiliates
Buyer acknowledges that the employees of MDS and its Affiliates other than those who from and after the date of this Agreement become employees of Buyer (in accordance with the Purchase Agreements or after Closing in accordance with and as contemplated by the Parties in connection with a Migration Project (as defined in the Migration Agreement)) (“MDS Employees”) are a key component of carrying on MDS’ businesses and therefore agrees to the covenant in this Section 2.6.  Accordingly, Buyer agrees that, for a period of three (3) years after the Closing, none of Buyer, any Designated Buyer Affiliate (as defined in and pursuant to the Purchase Agreements), any BC Operator (as defined in the Ontario Purchase Agreement) excluding Metro GP, Mether LP and Mether GP (as each is defined in the BC Purchase Agreement) or any of their respective Affiliates (other than one which is an Affiliate of OMERS Administration Corporation and not a Designated Buyer Affiliate or BC Operator) (each a “Buyer Entity”) shall, on their own behalf or on behalf of, or together with, any Person, directly or indirectly, solicit, employ, or offer employment to any MDS Employee.  For avoidance of doubt, this Agreement does not apply in respect of OMERS Administration Corporation or any of its Affiliates that is not a Buyer Entity.  However, Buyer shall not and shall cause the other Buyer Entities not to encourage, assist or facilitate the solicitation or hiring of any MDS Employees by OMERS Administration Corporation or any of its Affiliates that is not a Buyer Entity including by disclosing any information about any MDS Employee.
2.7                   Buyer Acknowledgement
Buyer acknowledges and agrees that: (i) it has carefully considered with the assistance of its counsel the nature and extent of the restrictive covenant set forth in Section 2.6; (ii) the provisions of Section 2.6 are reasonable and necessary to protect and preserve MDS’ interests in and right to carry on its business from and after Closing; (iii) MDS may suffer irreparable harm if Buyer or its Affiliates breach any of their obligations set out in Section 2.6; and (iv) monetary damages may not be a sufficient remedy for a breach by Buyer or its Affiliates of the provisions of Section 2.6.  Accordingly, in the event of a breach or threatened breach by Buyer or any of its Affiliates of any of the provisions of Section 2.6, in addition to any remedy provided for at law or in equity, MDS shall be entitled to seek equitable relief, including an interim injunction, interlocutory injunction and permanent injunction or specific performance or both.
2.8                   Accounting for Profits
If either Party or its Affiliates breaches any of its obligations as set out in this Agreement the other Party shall be entitled to seek an accounting and repayment of any and all profits, compensation, royalties, commissions, remunerations or benefits which the breaching Party or its Affiliates, directly or indirectly, shall have realized or may realize as a result of, arising out of, or in connection with, any such breach.
2.9                   Other Remedies
The rights of each Party hereunder shall be in addition to any and all other remedies available to it and shall not be construed to prevent it from pursuing, either consecutively or concurrently, any and all other legal or equitable remedies available to it including the recovery of monetary damages.
2.10                 Effective Time
Notwithstanding anything in this Agreement, the terms and provisions hereof shall take effect from the date hereof in relation to activities or transactions undertaken by the parties in the province of Ontario and from the next day in relation to activities or transactions undertaken by the parties in the rest of Canada.
Article 3
EXCEPTIONS
3.1                   Exceptions for MDS and Affiliates
(a)        Notwithstanding anything herein contained, the covenants set forth in Sections 2.2 and 2.4 shall not be construed so as to:
(i)         prohibit MDS or any Affiliate of MDS from owning shares or other securities of any Persons engaged in any business in the Field in the Territory which are listed on a nationally recognized stock exchange or on NASDAQ, provided that MDS and its Affiliates, in the aggregate, do not hold more than five percent (5%) of the outstanding shares or other securities of such Persons; or
(ii)        restrict, limit or preclude MDS and its Affiliates from (A) carrying on (x) its Pharma Services business (including the central laboratory operations, the drug development and regulatory services business and the bioanalytical operations of its Pharma Services business), its Nordion business and its Sciex business, in each case as such business is currently carried on or, provided such business is not conducted in a manner which is competitive with the Canadian Diagnostics Business (as such business is carried on as of the date hereof), as such business may be carried on in the future, or (y) any other businesses that are not within the Field, including, in the case of both (x) and (y), acting as a supplier to any Person carrying on business in the Field; (B) in any Capacity, holding or acquiring any financial interest in any Person or acquiring more than fifty percent (50%) of the shares or other securities of a Person (twenty percent (20%) in the event that the Person is a public entity) in each case where such Person carries on a business within the Field in the Territory (an “Infringing Business”), provided that the Infringing Business is a minor and incidental part of its business; (C) soliciting or hiring any Transferred Employees after they have ceased to be employees of Buyer, a Buyer Entity or their Affiliates; (D) hiring of any Transferred Employee who responds to employment advertisements of a general nature not targeted to Transferred Employees; (E) hiring of any Transferred Employee who initiates discussions regarding such employment with MDS or an Affiliate, without any direct or indirect solicitation or inducement by MDS or any Affiliate; or (F) any solicitation by an independent third party employment agency retained by MDS or an Affiliate that independently (and with no direct or indirect guidance or direction from MDS or an Affiliate) determines to solicit a Transferred Employee.
(b)        Notwithstanding anything herein contained, this Agreement shall not apply to MDS or any Person designated by MDS to the extent that MDS or any such Person holds a Non-Assignable Contract on or after the date hereof as contemplated by and in accordance with the applicable Purchase Agreement nor shall this Agreement apply to any transferee of a Non-Assignable Contract or to the extent that such Non-Assignable Contract becomes an Excluded Asset under the applicable Purchase Agreement.
(c)        Notwithstanding anything herein contained, this Agreement shall not apply to MDS or any Person designated by MDS to the extent that MDS or any such Person holds a Regional Asset on or after the date hereof as contemplated by and in accordance with the applicable Purchase Agreement nor shall this Agreement apply to any transferee of a Regional Asset to the extent that such Regional Asset becomes an Excluded Asset under the applicable Purchase Agreement, provided in all cases MDS:  (i) is only a passive investor in any such Regional Asset holding no more than the equity or voting interests in such Regional Asset that is currently held by MDS or any of its Affiliates; (ii) uses its commercially reasonable efforts to obtain the consent or approval of other holders of equity or voting interests in the Regional Asset to the sale of such Regional Assets to the Buyer or a Designated Buyer Affiliate or, if such efforts are not successful, seeks to sell its interests in any such Regional Assets in an orderly manner; provided that nothing herein shall require MDS to sell a Regional Asset at a price that is less than fair value.
3.2                   Exceptions for Buyer Entities
Notwithstanding anything herein contained, the covenants set forth in Section 2.6 shall not be construed so as to restrict, limit or preclude Buyer or any other Buyer Entity from (i) soliciting or hiring any MDS Employee after they have ceased to be employees of MDS or its Affiliates; (ii) hiring of any MDS Employee who responds to employment advertisements of a general nature not targeted to MDS Employees; (iii) hiring of any MDS Employee who initiates discussions regarding such employment with a Buyer Entity, without any direct or indirect solicitation or inducement by any Buyer Entity; (iv) any solicitation by an independent third party employment agency retained by a Buyer Entity that independently (and with no direct or indirect guidance or direction from a Buyer Entity) determines to solicit an MDS Employee; or (v) the hiring of any Employee or MDS Employee in accordance with the terms of a Purchase Agreement or in accordance with and as contemplated by the Parties in connection with a Migration Project (as defined in the Migration Agreement).
Article 4
MISCELLANEOUS
4.1                   Notices
Any notice, demand or other communication (in this Section, a “notice”) required or permitted to be given or made hereunder shall be in writing and shall be sufficiently given or made if:
(a)        delivered in person during normal business hours of the recipient on a Business Day and left with a receptionist or other responsible employee of the recipient at the applicable address set forth below; or
(b)        sent by any electronic means of sending messages, including facsimile transmission (excluding e-mail), which produces a paper record (“Transmission”) during normal business hours on a Business Day;
in the case of a notice to MDS, addressed to it at:
MDS Inc.
100 International Blvd.
Toronto, Ontario
M9W 6J6
Attention:       Executive Vice-President,
                     Corporate Development and General Counsel
Fax No.:        (416) 213-4222
with a copy to (which shall not constitute notice):
Fasken Martineau DuMoulin LLP
66 Wellington Street West
Suite 4200, Toronto Dominion Bank Tower
Box 20, Toronto-Dominion Centre
Toronto, Ontario
M5K 1N6
Attention:       Scott Conover
Fax No.:        (416) 364-7813
and in the case of a notice to Buyer, addressed to it at:
200 Bay Street
P.O. Box 56
Suite 2100
Royal Bank Plaza, South Tower
Toronto, Ontario
M5J 2J2
Attention:          President and Chief Executive Officer
Fax No.:           (416) 361-6075
with a copy to (which shall not constitute notice):
200 Bay Street
P.O. Box 84
Suite 3800
Royal Bank Plaza, South Tower
Toronto, Ontario
M5J 2Z4
Attention:          Jacques Demers
Fax No.:           (416) 216-3930
Each notice sent in accordance with this Section shall be deemed to have been received:
(i)         on the day it was delivered in person as aforesaid;
(ii)        on the same day that it was sent by Transmission, or on the first Business Day thereafter if the day on which it was sent by Transmission was not a Business Day or if it was sent after normal business hours on a Business Day.
Either Party may change its address for notice by giving notice to the other Party.
4.2                   Waiver of Rights
Any waiver of, or consent to depart from, the requirements of any provision of this Agreement shall be effective only if it is in writing and signed by the Party giving it, and only in the specific instance and for the specific purpose for which it has been given.  No failure on the part of any Party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right.  No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.  No failure on the part of either party to exercise, and no delay in exercising any right under this Agreement shall operate as a waiver of such right; nor shall any single or partial exercise of any such right preclude any other or further exercise of such right or the exercise of any other right.
4.3                   Amendments
This Agreement may only be amended or otherwise modified by written agreement executed by Buyer and MDS.
4.4                   Governing Law
This Agreement shall be governed by, and interpreted and enforced in accordance with, the laws in force in the Province of Ontario and the federal laws of Canada applicable therein.  Each Party irrevocably submits to the non-exclusive jurisdiction of the courts of Ontario with respect to any matter arising hereunder or related hereto.
4.5                   Entire Agreement
This Agreement and the Purchase Agreements constitute the entire agreement between the Parties pertaining to the subject matter hereof and supersede all prior agreements, negotiations, discussions and understandings, written or oral, between the Parties.  There are no representations, warranties, conditions, other agreements or acknowledgements, whether direct or collateral, express or implied, that form part of or affect this Agreement, or which induced either Party to enter into this Agreement or on which reliance is placed by either Party, except as specifically set forth in this Agreement and the Purchase Agreements.
4.6                   Successors and Assigns
This Agreement shall be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns.  This Agreement shall not be assignable by MDS or Buyer, other than in the same manner assignment is permitted under Section 10.4 of the Ontario Purchase Agreement (and for such purposes, the term “Affiliate” shall include an Affiliate of OMERS Administration Corporation).
4.7                   Counterparts
This Agreement may be executed in any number of counterparts.  Each executed counterpart shall be deemed to be an original.  All executed counterparts taken together shall constitute one agreement.
4.8                   Facsimile Execution
To evidence the fact that it has executed this Agreement, a Party may send a copy of its executed counterpart to the other Party by Transmission.  That Party shall be deemed to have executed this Agreement on the date it sent such Transmission.  In such event, such Party shall forthwith deliver to the other Party the counterpart of this Agreement executed by such Party.
IN WITNESS WHEREOF the parties executed this Agreement as of the day and year first above written.

MDS INC.
By:
Name:
Title:
BOREALIS INFRASTRUCTURE MANAGEMENT INC.
By:
Name:
Title:

By:
Name:
Title:

SCHEDULE 5.9
SUPPORT SERVICES AGREEMENT
TERM SHEET
A.        Remaining AutoLabs Contracts
Purpose
To the extent that any of the contracts listed on Schedule “A” hereto (the “AutoLabs Contracts”) have not been validly assigned to the Buyer or an applicable Designated Buyer Affiliate (a “Buyer Entity”) on the Closing Date (such non-assigned AutoLabs Contracts, the “Remaining AutoLabs Contracts”), notwithstanding Section 2.3 of the Agreement, then under the terms of the Support Services Agreement, a Buyer Entity will assume responsibility for the performance of all services, covenants and obligations under such contracts.
Performance of Obligations
Pursuant to the Support Services Agreement, from and after the Closing Date, MDS or the MDS entity party to the applicable contract (the “MDS Contracting Party”) will hold the Remaining AutoLabs Contracts in trust for the applicable Buyer Entity, and the Buyer Entity will be required to assume and perform all of the covenants and obligations of the MDS Contracting Parties under the Remaining AutoLabs Contracts under such trust arrangement until the earliest of: (i) such contract being validly assigned to a Buyer Entity; (ii) such contract being validly assigned to a service provider (e.g. [REDACTED]), provided that the MDS Contracting Party is released from any obligations or liabilities in respect of future performance under the contract; (iii) the expiration or termination of such contract, or (iv) the extension, amendment or renewal of such contract to remove the MDS Contracting Party as a party to the contract.  The performance by the Buyer Entity will be in accordance with the terms of the applicable Remaining AutoLabs Contract.  For certainty, the MDS Contracting Party shall not, without the written consent of Buyer, have the right to terminate or refuse to extend or renew a Remaining AutoLabs Contract if such termination, non-extension or non-renewal could, pursuant to the terms of the applicable AutoLabs Contract, result in the right of the applicable third party to obtain the source code for the software licensed to such person pursuant to the applicable AutoLabs Contract.
The applicable Buyer Entity will grant the applicable MDS Contracting Party a limited, non-exclusive and non-transferable license to the AutoLabs Assets to extent required to effect the license of the AutoLabs Assets to the applicable third party. Each applicable MDS Contracting Party shall indemnify Buyer and the applicable Buyer Entity from any breach of such license.
Each applicable MDS Contracting Party shall take or provide such reasonable action, assistance and/or information so as to provide the applicable Buyer Entity with the benefits of and to allow the applicable Buyer Entity to comply with the obligations under the Remaining AutoLabs Contracts, and each applicable MDS Contracting Party shall pay over to Buyer all money received by such MDS Contracting Party in respect of services performed by a Buyer Entity under each Remaining AutoLabs Contract within a ten (10) business days) following receipt of such money.
Buyer shall be responsible for any failure to perform the services, covenants and obligations under the Remaining AutoLabs Contracts, except to the extent caused by MDS.
B.        U.S. Transition Services Contracts
“U.S. Transition Services Contracts” means the U.S. Support Services Contracts relating to the provision of transition services in connection with the sale of the diagnostics business in the U.S. to (i) [REDACTED], as are more particularly set out and described in Schedule “B” hereto.
Pursuant to the Support Services Agreement, from and after the Closing Date, the applicable Buyer Entity will use commercially reasonable efforts to provide the applicable MDS Contracting Party with services, on a sub-contract basis, as may be required to enable such MDS Contracting Party to fulfill its obligations under the U.S. Transition Services Contracts (the “Transition Support Services”). Buyer and MDS acknowledge that the performance of any such sub-contracting arrangement shall be on terms and conditions that provide for the ownership and licensing of work product, the protection of confidential information and privacy related obligations in a manner consistent with the applicable U.S. Transition Services Contracts.
The Transition Support Services shall be provided on a cost-recovery basis, with customary provisions for verification of such costs by MDS. Each applicable MDS Contracting Party shall pay to Buyer the costs incurred by applicable Buyer Entity in respect of services performed by such Buyer Entity within a ten (10) business days) following receipt of the applicable Buyer Entity invoice.
The liability of the Buyer Entity in connection with its performance of the Transition Support Services will be subject to a customary limitation of liability. The Buyer Entity will only be liable for direct damages (and not any indirect damages of any kind or nature whatsoever).

SCHEDULE “A”
AutoLabs Contracts
[REDACTED]

SCHEDULE “B”
U.S. Transition Services Contracts

[REDACTED]

SCHEDULE  5.12
CONFIDENTIALITY AGREEMENT
This Confidentiality Agreement (the “Agreement”) entered into and made effective [l], 2006 is between:
MDS INC.
(“MDS”)
- and -
MDS LABORATORY SERVICES LIMITED PARTNERSHIP
(“MDS ONT LP”)
- and -
LABORATOIRES MDS QUÉBEC LTÉE.
(“MDS Quebec”)
- and -
METRO MCNAIR CLINICAL LABORATORIES LTD.
(“Metro GP”)
- and -
METHER PROPERTIES LIMITED PARTNERSHIP
(“Mether LP”)
- and -
METHER MANAGEMENT LTD.
(“Mether GP”)
- and -
BOREALIS INFRASTRUCTURE MANAGEMENT INC.
(“Buyer”)
[NTD : Designated Buyer Affiliates to be added as parties to this agreement and all defined as « Buyer Entities ».]

WHEREAS MDS and Buyer have entered into an asset purchase agreement with respect to the Ontario Diagnostics Business dated [l], 2006 (as such agreement may be amended from time to time, the “Ontario Purchase Agreement”), as well as an asset purchase agreement with respect to the BC Diagnostics Business dated [l], 2006 (as such agreement may be amended from time to time, the “BC Purchase Agreement” and, together with the Ontario Purchase Agreement, the “Purchase Agreements”) pursuant to which, among other things, MDS has agreed to sell and, subject to receipt of all necessary consents, to cause various Affiliates of MDS to sell, and Mether LP has agreed to sell, to the Buyer Entities, and the Buyer Entities have agreed to purchase, certain assets relating to the MDS Diagnostics Division;

AND WHEREAS pursuant to the Purchase Agreements, MDS and Buyer agreed that, prior to the Closing Time, MDS, MDS ONT LP, MDS Quebec, Metro GP, Mether LP and Mether GP (collectively, the “MDS Entities”) and the Buyer Entities would enter into a confidentiality agreement for the purpose of ensuring the confidentiality post-Closing of all Information in the possession or control of the other;

AND WHEREAS Buyer and MDS are also parties to a migration agreement dated [l], 2006 (the “Migration Agreement”), pursuant to which, during the period of time commencing on the date of the Ontario Purchase Agreement and continuing until the Closing Date unless extended as necessary to complete the projects contemplated therein, the Parties have agreed to cooperate and work together to transition certain aspects of the MDS Diagnostics Division to the Buyer Entities;

AND WHEREAS pursuant to the Migration Agreement, Buyer and MDS agreed, in respect of the mutual exchange of confidential information required in connection with the Migration Agreement, to enter into a confidentiality agreement for the purpose of ensuring the confidentiality from and after the date of this Agreement of all information exchanged between such parties pursuant to the Migration Agreement;

AND WHEREAS the MDS Entitieshave voluntarily entered into this Agreement and agree that the limitations and restrictions set out in this Agreement are reasonable and not oppressive and are intended to protect the Buyer Entities’ substantial investment and legitimate business interests under the Purchase Agreements;

AND WHEREAS the Buyer Entities voluntarily entered into this Agreement and agree that the limitations and restrictions set out in this Agreement are reasonable and not oppressive and are intended to protect the MDS Entities’ substantial investment and legitimate business interests in their respective on-going business operations that do not comprise the MDS Diagnostics Division;

AND WHEREAS the Parties acknowledge that the Information of the other is highly sensitive;

NOW THEREFORE in considerationof the premises and the respective agreements in this Agreement, and of other consideration (the receipt and sufficiency of which are acknowledged by each Party hereto), the Parties hereto agree as follows:
1.         Definitions
As used in this Agreement, unless the context otherwise requires, capitalized terms not expressly defined in this Agreement shall have the meanings ascribed thereto in the Ontario Purchase Agreement, and the following terms shall have the following meanings:
(a)        “Affiliate” means, with respect to any Person,
(i)         any other Person who directly or indirectly controls, is controlled by, or is under direct or indirect common control with, such Person; or
(ii)        any other Person that directly or indirectly owns all of the participating equity of such Person or for which all of the participating equity is directly or indirectly owned by such Person; and
            a Person shall be deemed to “control” a Person if such Person possesses directly or indirectly the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise, and “controlled” shall have a similar meaning;
(a)        “Agreement” has the meaning set forth in the preamble hereof;
(b)        “BC Diagnostics Business” means the specimen collection and diagnostic services businesses carried on, prior to the date hereof, by MDS, in British Columbia, and the BC Operators consisting of the provision of clinical laboratory testing for physicians, hospitals, non-hospital health care institutions, employers or insurance companies, management of hospital laboratories and other support services for clinical diagnostics;
(c)        “BC Purchase Agreement” has the meaning set forth in the recitals to this Agreement;
(d)        “Business Day” means any day, other than a Saturday or Sunday, on which Canadian chartered banks are open for the transaction of business in the City of Toronto;
(e)        “Buyer Confidential Information” means all information, knowledge and data (regardless of form) concerning or related to: (i) the MDS Diagnostics Division, the Purchased Assets, the BC Purchased Assets, the Replacement Contracts and the Migrating Assets; (ii) the business and affairs of Buyer (other than pertaining to the MDS Diagnostics Division, the Purchased Assets, the BC Purchased Assets, the Replacement Contracts and the Migrating Assets) disclosed by Buyer to the MDS Entities prior to or after the date of this Agreement; (iii) the migration of the MDS Diagnostics Division (inclusive of Buyer’s proposed or actual changes and plans related thereto) in connection with the performance of the Migration Agreement; and (iv) the business and affairs of the MDS Diagnostics Division as carried on by the Buyer Entities after the Closing Date; including without limitation, in each of the foregoing cases, trade secrets, processes, practices, ideas, concepts, know-how, formulas, assays, recipes, and all other information, knowledge and data of an intellectual, proprietary, technical, scientific, commercial, financial or industrial nature provided that Buyer Confidential Information does not include any information, knowledge or data concerning any Regional Asset that is an Excluded Asset under the applicable Purchase Agreement;
(f)         “Buyer Entities” has the meaning set forth in the recitals to this Agreement;
(g)        “Governmental Authority” means any domestic or foreign government whether federal, provincial, state or municipal and any governmental agency, governmental authority, governmental tribunal or governmental commission of any kind whatever;
(h)        “Information” means either Buyer Confidential Information or MDS Confidential Information, as the case may be;
(i)         “MDS Confidential Information” means all information, knowledge and data (regardless of form) concerning or related to the business and affairs of the MDS Entities, or the business and affairs of an Affiliate of MDS (but in each case excluding information, knowledge and data (regardless of form) relating Primarily (as such term is defined and interpreted under the Purchase Agreements) to the MDS Diagnostics Division), including without limitation, trade secrets, processes, practices, ideas, concepts, know-how, formulas, assays, recipes, and all other information, knowledge and data of an intellectual, proprietary, technical, scientific, commercial, financial or industrial nature disclosed (i) by or on behalf of the MDS Entities or any Affiliate of MDS to Buyer or employees of the MDS Entities that are employed by Buyer after Closing prior to or after the date of this Agreement, including, without limitation, in connection with the performance of the Migration Agreement, or (ii) that is or has been disclosed by, or is within the knowledge or possession of, employees of the MDS Entities that are employed by Buyer after Closing;
(j)         “MDS Diagnostics Division” means the Ontario Diagnostics Business and BC Diagnostics Business carried on by MDS up to the Closing Date, the Operators and the BC Operators and including the businesses carried on by Toronto Labs, Windsor Labs, Trainor Laboratories Limited Partnership, Dynacare Kasper Medical Laboratories Partnership, Excelleris Technologies Inc. and Excelleris Technologies LP;
(k)        “MDS Entities” has the meaning set forth in the recitals to this Agreement;
(l)         “notice” has the meaning set forth in Section 14 hereof;
(m)       “Ontario Diagnostics Business” means the specimen collection and diagnostic services businesses carried on, prior to the date hereof, by MDS and the Operators in Ontario and Quebec consisting of the provision of clinical laboratory testing for physicians, hospitals, non-hospital health care institutions, employers or insurance companies, management of hospital laboratories and other support services for clinical diagnostics and the AutoLabs Business;
(n)        “Ontario Purchase Agreement” has the meaning set forth in the recitals to this Agreement;
(o)        “Parties” means the MDS Entities and the Buyer Entities, collectively, and “Party” means any one of them;
(p)        “Person” shall be broadly interpreted and includes an individual, body corporate, partnership, joint venture, trust, association, unincorporated organization, the Crown, any Governmental Authority or any other entity recognized by law;
(q)        “Purchase Agreements” has the meaning set forth in the recitals to this Agreement;
(r)        “Representatives” means the directors, officers, employees, agents, solicitors, accountants, consultants, financial or legal advisors and all other representatives of the Party being referred to; and
(s)        “Transmission” has the meaning set forth in Subsection 14(b) hereof.
2.         Subject to the provisions of this Agreement, neither the MDS Entities nor the Buyer Entities shall, at any time, use or disclose to any Person, directly or indirectly, the Information of the other except as otherwise provided herein. The MDS Entities and Buyer Entities acknowledge that (i) the Information of the other is vital, sensitive, confidential and proprietary to, in the case of Buyer, the specimen collection and diagnostic services business carried on by the Buyer after the date of this Agreement and, in the case of the MDS Entities, MDS’ businesses and the businesses of its Affiliates, other than the MDS Diagnostics Division, and (ii) use by, or unauthorized disclosure of, the others’ Information would be materially prejudicial and detrimental to the interests and business of the Buyer Entities or the MDS Entities, as the case may be.
3.         Neither the MDS Entities nor the Buyer Entities shall disclose the Information of the other to any Person other than to those of its Representatives who have a need to know and who have agreed to maintain such Information in the strictest confidence. The MDS Entities, on the one hand, and the Buyer Entities, on the other hand, shall protect, to the same extent and in the same manner as it protects its own confidential information (provided that such standard is not less than commercially reasonable efforts), all Information of the other that it retains in its respective possession or under its respective control from all harm, loss, theft, reproduction and unauthorized access and shall ensure that such Information is not disclosed, published, released, transferred or otherwise made available in any form to, for the use or benefit of, any Person except as provided in this Agreement, without the prior written approval of Buyer or MDS, as applicable. The MDS Entities shall be jointly and severally liable for breaches hereunder and shall be responsible for any breach of this Agreement by their Representatives (or any other Person to whom the MDS Entities disclose Buyer Confidential Information), whether or not such Representatives (or other Persons) have agreed to maintain such confidentiality, other than for any breaches hereunder caused by an employee of an MDS Entity provided that the MDS Entities have taken all commercially reasonable steps to protect the Buyer Confidential Information to the same extent and in the same manner as it protects its own confidential information and further provided it takes all reasonable steps to prevent any further breaches of this Agreement by such employee which may include, without limitation, appropriate disciplinary measures for the employee who caused the breach of this Agreement.  The Buyer Entities shall be jointly and severally liable for breaches hereunder and shall be responsible for any breach of this Agreement by their Representatives (or any other Person to whom the Buyer Entities disclose Buyer Confidential Information), whether or not such Representatives (or other Persons) have agreed to maintain such confidentiality, other than for any breaches hereunder caused by an employee of a Buyer Entity provided that the Buyer Entities have taken all commercially reasonable steps to protect the MDS Confidential Information to the same extent and in the same manner as it protects its own confidential information and further provided it takes all reasonable steps to prevent any further breaches of this Agreement by such employee which may include, without limitation, appropriate disciplinary measures for the employee who caused the breach of this Agreement.
4.         The non-disclosure obligations in this Agreement shall not restrict disclosure of Information by a Party where:
(a)        the disclosure is required by law (including, in the case of MDS, any published policies of applicable securities regulators and applicable stock exchange rules);
(b)        the disclosure is required to defend any claim or other proceeding as contemplated in Section 7.2 (Litigation) of the Purchase Agreements, the filing of Tax Returns or dealing with any matters contemplated in Section 7.5 (Tax Matters) of the Purchase Agreements;
(c)        in the case of the MDS Entities, the disclosure is required by the MDS Entities  relating to the MDS Diagnostics Division (as defined in the Ontario Purchase Agreement) to the extent required to address financial reporting requirements; or
(d)        such information has been, or at any time is, made available to the public through no fault of the applicable Parties or their Representatives;
provided in each case, that the applicable disclosing Party has provided the other Party with at least three (3) Business Days notice prior to such disclosure, other than in the case of paragraph (d) or if disclosure is required pursuant to applicable securities laws, published policies of applicable securities regulators or any applicable stock exchange rules.
5.         Each Party acknowledges and agrees that the obligations of confidentiality and trust in this Agreement are in addition to and not in substitution for any duties or obligations of secrecy, confidence or trust arising from or implied by any statute or rule of law.
6.         Each Party acknowledges that any threatened or actual breach of any of the covenants or provisions contained herein would cause the other Party and/or any of the other Party’s Affiliates to suffer irreparable harm which could not be adequately compensated for by damages.  In such circumstances, subject to Section 3, each Party agrees that the other Party and/or its Affiliates shall, in addition to any other remedy or relief, be entitled to seek to enforce the performance of this Agreement by equitable relief (including injunction or specific performance) upon application to a court of competent jurisdiction without proof of actual damage to such Party or its Affiliates and notwithstanding that damages may be readily quantifiable, and each Party agrees not to contest, object to, or otherwise delay, obstruct or oppose (including by pleading sufficiency of damages as a defence) an application for equitable relief by any other Party in the circumstances of such threatened or actual breach, on notice or ex parte, and hereby waive any and all immunities from injunctive or other equitable relief to which they may be entitled.  Any such relief or remedy shall not be exclusive, but shall be in addition to all other available legal or equitable remedies.  Each Party agrees that the provisions of this Section 6 are fair and reasonable in the commercial circumstances of this Agreement, and that it has relied on such provisions in entering into this Agreement, the Migration Agreement and each of the Purchase Agreements.
7.         In the event of litigation relating to this Agreement, if a court of competent jurisdiction determines that a Party or any of itsRepresentatives have breached this Agreement, the breaching Party shall be liable and pay to the other Party the reasonable legal fees incurred by the other Party in connection with such litigation, including without limitation any appeals therefrom.
8.         Each Party agrees that in the event it or any of its Representatives are requested pursuant to, or required by, applicable law, regulation or legal process (other than under applicable securities laws, published policies of applicable securities regulators or any applicable stock exchange rules) to disclose any Information of the other Party, it shall notify the other Party promptly in writing so that the other Party may seek a protective order or other appropriate remedy.  The notifying Party shall consent to the other obtaining any protective order or other appropriate remedy that it and/or its Affiliates may seek for the purpose of preventing disclosure of any of the Information to the public.  In the event that no such protective order or other remedy is obtained, such Party shall furnish only that portion of the other Party’s Information which it is advised by legal counsel is legally required and shall take all commercially reasonable steps, to the extent permitted by law, to remove from such Information that is required to be disclosed any information that is commercially sensitive to the other.
9.         Each Party agrees that all of the terms, conditions and restrictions in this Agreement are reasonable in the circumstances and are intended to protect, in the case of Buyer, Buyer’s substantial investment and legitimate business interests in carrying on the specimen collection and diagnostic services business carried on by the Buyer after the date of this Agreement, and, in the case of MDS, MDS’ businesses and the businesses of its Affiliates, other than the MDS Diagnostics Division.  Nevertheless, if any such restrictions shall be held invalid, the remaining restrictions shall not be so affected. In addition, if any amendment to any restriction would be necessary in order to ensure its validity, such restriction shall apply with such amendment or modification as may be necessary to make it valid and effective.
10.       Nothing contained in this Agreement shall be construed, by implication, estoppel or otherwise, as a grant of a licence to use any of the Information of the other Party.
11.       A Party’s obligation of confidentiality under this Agreement survives indefinitely.
12.       This Agreement sets out the entire agreement between the Parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written.
13.       No waiver of or consent to depart from the requirements of any provision of this Agreement shall be binding on a Party and/or its Affiliates unless it is in writing and is signed by such Party.  Such waiver or consent shall be effective only in the specific instance and for the specific purpose for which it has been given.  No failure on the part of a Party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right.  No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.
14.       Any notice, demand or other communication (a “notice”) required or permitted to be given or made hereunder shall be in writing and shall be sufficiently given or made if:
(a)        delivered in Person during normal business hours on a Business Day and left with a receptionist or other responsible employee at the applicable address set forth below; or
(b)        sent by any electronic means of sending messages, including facsimile transmission (excluding e-mail), which produces a paper record (“Transmission”) during normal business hours on a Business Day.
In the case of a notice to Buyer Entity:
200 Bay Street,
P.O. Box 56, Suite 2100
Toronto, Ontario
M5J 2J2
Attention:  President and Chief Executive Officer
Facsimile Number:  (416) 361-6075
and in the case of a notice to MDS:
75 International Boulevard
Toronto, Ontario
M9W 6J6
Attention:  [●]
Facsimile Number:  [●]
and in the case of a notice to MDS LP ONT:
[●]

Attention: [●]
Facsimile Number:  [●]
and in the case of a notice to MDS Quebec:
[●]
Attention: [●]
Facsimile Number:  [●]
and in the case of a notice to Metro GP:
[●]
Attention: [●]
Facsimile Number:  [●]
and in the case of a notice to Mether LP:
[●]
Attention: [●]
Facsimile Number:  [●]
and in the case of a notice to Mether GP:
[●]
Attention: [●]
Facsimile Number:  [●]
Each notice sent in accordance with this Section shall be deemed to have been received:
(a)        if delivered in Person, on the day of delivery;
(b)        on the same day that it was sent by Transmission, or on the first Business Day thereafter if the day on which it was sent by Transmission was not a Business Day or if it was sent after normal business hours on a Business Day.
            Any Party may change its address for notice by giving notice to the other Parties.
15.       Each Party represents and warrants to the other that the execution and delivery of this Agreement has been duly authorized by all necessary corporate action on their respective parts and that the Person signing this Agreement on behalf of it is duly authorized to do so.
16.       This Agreement is personal to the Parties and may not be assigned without the prior written consent of the other Parties.
17.       Any amendments to this Agreement must be made in writing and signed by all of the Parties.
18.       This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the Parties hereby attorn and submit to the non-exclusive jurisdiction of the courts of the Province of Ontario with respect to any dispute arising under this Agreement.
19.       This Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.
20.       The parties have agreed that this Agreement be drawn up in the English language.  Les parties aux présentes ont convenu que le présent contrat soit rédigé en anglais.
IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first written above.

MDS INC.
By:
Name:
Title:
I have the authority to bind the Corporation

MDS LABORATORY SERVICES LIMITED PARTNERSHIP
By:
Name:
Title:
I have the authority to bind the Partnership

LABORATOIRES MDS QUÉBEC LTÉÉ
By:
Name:
Title:
I have the authority to bind the Corporation

BOREALIS INFRASTRUCTURE MANAGEMENT INC.
By:
Name:
Title:

By:
Name:
Title:
We have the authority to bind the Corporation

METRO MCNAIR CLINICAL LABORATORIES LTD.
By:
Name:
Title:
I have the authority to bind the Corporation

METHER PROPERTIES LIMITED PARTNERSHIP
By:
Name:
Title:
I have the authority to bind the Corporation

METHER MANAGEMENT LTD.
By:
Name:
Title:
I have the authority to bind the Corporation
[designated buyer affiliates]

SCHEDULE 6.1.5(B)
Closing Conditions in Favour of Buyer

[REDACTED]

SCHEDULE 6.2.4(B)

Closing Conditions in Favour of MDS

[REDACTED]

Schedule 9.3
Rules of Procedure for Arbitration
The following rules and procedures shall apply with respect to any matter to be arbitrated by the Parties under the terms of the Agreement.
1.                     INITIATION OF ARBITRATION PROCEEDINGS
(a)        If any Party to this Agreement wishes to have any dispute under Sections 3.4, 3.5 and 3.6 and Schedule 3.1 arbitrated in accordance with the provisions of this Agreement, it shall give notice to the other Party hereto specifying particulars of the matter or matters in dispute and proposing the name of the person it wishes to be the single arbitrator.  Within 15 days after receipt of such notice, the other Party to this Agreement shall give notice to the first Party advising whether such Party accepts the arbitrator proposed by the first Party.  If such notice is not given within such 15 day period, the other Party shall be deemed to have accepted the arbitrator proposed by the first Party.  If the Parties do not agree upon a single arbitrator within such 15 day period, either party may request that the ADR Institute of Canada, Inc. select a single arbitrator (the “Arbitrator”).
(b)        The individual selected as Arbitrator shall be qualified by education and experience to decide the matter in dispute.  The Arbitrator shall be at arm’s length from both Parties and shall not be a member of the audit or legal firm or firms who advise either Party, nor shall the Arbitrator be an individual who is, or is a member of a firm, otherwise regularly retained by either of the Parties.
2.                     SUBMISSION OF WRITTEN STATEMENTS
(a)        Within 30 days of the appointment of the Arbitrator, the Party initiating the arbitration (the “Claimant”) shall send the other Party (the “Respondent”) a Statement of Claim setting out in sufficient detail the facts and any contentions of law on which it relies, and the relief that it claims.
(b)        Within 30 days of the receipt of the Statement of Claim, the Respondent shall send the Claimant a Statement of Defence stating in sufficient detail which of the facts and contentions of law in the Statement of Claim it admits or denies, on what grounds, and on what other facts and contentions of law it relies.
(c)        Within 15 days of receipt of the Statement of Defence, the Claimant may send the Respondent a Statement of Reply.
(d)        All Statements of Claim, Defence and Reply shall be accompanied by copies (or, if they are especially voluminous, lists) of all essential documents on which the Party concerned relies and which have not previously been submitted by any Party.
(e)        After submission of all the Statements, the Arbitrator will give directions for the further conduct of the arbitration.
3.                     MEETINGS AND HEARINGS
(a)        The arbitration shall take place in the City of Toronto, Ontario or in such other place as the Claimant and the Respondent shall agree upon in writing within 5 days after the Statements of Claim, Defence and Reply have been delivered.  The arbitration shall be conducted in English unless otherwise agreed by such Parties and the Arbitrator.  Subject to any adjournments which the Arbitrator allows, the final hearing will be continued on successive working days until it is concluded.
(b)        All meetings and hearings will be in private unless the Parties otherwise agree.
(c)        Any Party may be represented at any meetings or hearings by legal counsel.
(d)        Each Party may examine, cross-examine and re-examine all witnesses at the arbitration.
4.                     THE DECISION
(a)        The Arbitrator will make a decision in writing and, unless the Parties otherwise agree, will set out reasons for the decision in the decision.
(b)        The Arbitrator will send the decision to the Parties as soon as practicable after the conclusion of the final hearing, but in any event no later than 45 days thereafter, unless that time period is extended for a fixed period by the Arbitrator on written notice to each Party because of illness or other cause beyond the Arbitrator’s control.
(c)        The provisions of this Agreement and this Schedule requiring the determination of certain disputes of arbitration shall not operate to prevent recourse to the court by any Party as permitted by the Arbitration Act, 1991 (Ontario) with respect to injunctions, receiving orders and orders regarding the detention, preservation and inspection of property, or whenever enforcement of an award by the sole arbitrator reasonably requires access to any remedy which an arbitrator has no power to award or enforce.
(d)        The decision of the Arbitrator shall be conclusive, final and binding on the Parties and no appeal shall lie therefrom.
5.                     JURISDICTION AND POWERS OF THE ARBITRATOR
(a)        By submitting to arbitration under these Rules, the Parties shall be taken to have conferred on the Arbitrator the following jurisdiction and powers, to be exercised at the Arbitrator’s discretion subject only to these Rules and the relevant law with the object of ensuring the just, expeditious, economical and final determination of the dispute referred to arbitration.
(b)        Without limiting the jurisdiction of the Arbitrator at law, the Parties agree that the Arbitrator shall have jurisdiction to:
(i)         determine any question of law arising in the arbitration including claims in tort, contract or relating to the validity of the Agreement or any Closing Document;
(ii)        determine any question as to the Arbitrator’s jurisdiction;
(iii)       determine any question of good faith, dishonesty or fraud arising in the dispute;
(iv)       order any Party to furnish further details of that Party’s case, in fact or in law;
(v)        proceed in the arbitration notwithstanding the failure or refusal of any Party to comply with these Rules or with the Arbitrator’s orders or directions, or to attend any meeting or hearing, but only after giving that Party written notice that the Arbitrator intends to do so;
(vi)       receive and take into account such written or oral evidence tendered by the Parties as the Arbitrator determines is relevant, whether or not strictly admissible in law;
(vii)      make one or more interim awards;
(viii)      hold meetings and hearings, and make a decision (including a final decision) in Ontario or elsewhere with the concurrence of the Parties thereto;
(ix)       order the Parties to produce to the Arbitrator, and to each other for inspection, and to supply copies of, any documents or classes of documents in their possession or power which the Arbitrator determines to be relevant;
(x)        order the preservation, storage, sale or other disposal of any property or thing under the control of any of the Parties;
(xi)       make interim orders to secure all or part of any amount in dispute in the arbitration; and
(xii)      make an award of interest in respect of any amount determined to be owing and make an award as to costs of the arbitration.